UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

OR

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number

iPower Wireless Technology Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

1588 Zhuguang Rd, Suite 901,

Qingpu District, Shanghai, P.R. China

Zip Code: 201702

(Address of Principal Executive Offices)

Copies to:

Yuejin Liu iPower Wireless Technology Inc. 4th Floor, Harbour Place 103 Church Street P.O.Box 10240 Grand Cayman KY 1-1002 George Town, Cayman Islands +86-13788956259 George.liu@wipozg.com	Yanping Wang, Esq. Miller Canfield Paddock and Stone, P.L.C. 200 Public Square, Suite 2010 Cleveland, Ohio +212 704-4419

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.0001 per share Class B ordinary shares, par value US$0.0001 per share*	N/A	N/A

*	Not for trading, but only in connection with the listing on the Nasdaq Capital market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class A ordinary shares, par value US$0.0001 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued Other ☐
by the International Accounting Standards Board ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☐ No

(APPLICABLE ONLY TO COMPANIES INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

EXPLANATORY NOTE

iPower Wireless Technology Inc. (the “Company”) is filing this Form 20-F with the Securities and Exchange Commission (the “SEC”) as the registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934.

INTRODUCTION

In this Registration Statement on Form 20-F, unless otherwise indicated or unless the context otherwise requires:

●	“CAC” means the Cyberspace Administration of China.

●	“China” or “PRC” refers to the People’s Republic of China.

●	“Class A ordinary share” means each of our Class A ordinary share, par value $0.0001 per share.

●	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

●	“CSRC” means the Chinese Securities Regulatory Commission.

●	“Effective Time” means the effective time of the Merger, which was on July 7, 2026.

●	“end-users” means the end-users of our wireless charging services.

●	“EV” means electric vehicle.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

●	“Frost & Sullivan” means Frost Sullivan (Beijing) Consulting Co, Ltd. Shanghai Branch, an independent research firm who was commissioned to provide certain information regarding our industry and our market position in this Registration Statement on Form 20-F.

●	“GAAP” means U.S. generally accepted accounting principles.

●	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board. “IRS” means the U.S. Internal Revenue Service.

●	“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.

●	“Merger” or “Mergers” has the meaning ascribed to it in “Part I – Brief Introduction.”

●	“Merger Agreement” has the meaning ascribed to it in “Part I – Brief Introduction.”

●	“Group” means (i) prior to the completion of the Reorganization, WIPO Shanghai and its subsidiaries that provided wireless charging services in China, and (ii) upon and after the completion of the Reorganization, iPower and its subsidiaries.

●	“Nasdaq” means The Nasdaq Stock Market LLC.

●	“iPower” means iPower Wireless Technology Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

●	“iPower WIPO” means WIPO Times (Shanghai) Technology Co., Ltd, 100% owned by iPower Wireless Technology Hong Kong, a company incorporated under Law of the People’s Republic of China; also refer to WFOE;

●	“WIPO” means WIPO (Shanghai) New Energy Technology Co. Ltd, 58% owned by iPower WIPO, a company incorporated under Law of the People’s Republic of China

●	“ordinary share” means (i) each of our ordinary share, par value $0.0001 per share, outstanding immediately prior to the Effective Time, and (ii) each of our Class A ordinary share, par value $0.0001 per share, outstanding upon and after the Effective Time.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“PRC subsidiaries” means our subsidiaries in mainland China and “PRC laws,” “PRC rules,” and “PRC regulations” mean the laws, rules and regulations in mainland China.

●	“Renminbi” or “RMB” refers to the legal currency of China, and “US$” or “U.S. dollars” refers to the legal currency of the United States.

●	“Reorganization” means the series of transactions that iPower completed to restructure its organization and its wireless charging service business, as described in greater detail in “Item 4. Information on the Company—A. History and Development of the Company.”

●	“VCAB” refers to VCAB Nine Corporation, a corporation incorporated under the laws of the State of Texas of the United States.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

●	“SEE” means Shanghai Equity Exchange, which is the only legally established regional equity market operating in Shanghai. Approved by the Shanghai Municipal People's Government and supervised by the Shanghai Financial Services Office in accordance with the China Securities Regulatory Commission (CSRC)

●	“we,” “us,” “our,” “our company,” or the “Group” means, iPower Wireless Technology Inc. and its subsidiaries.

●	WIPS means Wireless Intelligent Power Systems, which are high-power autonomous wireless charging solutions that provide safe, efficient, and contactless energy transfer for electric vehicles, robotics, marine applications, and industrial electrification.

FORWARD-LOOKING INFORMATION

This Registration Statement on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those included in “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may include statements relating to, among other things:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	our ability to continuously develop new technology, services and products and keep up with changes in the industries in which we operate;

●	the expected growth of China’s wireless charging industry and wireless charging service industry and our future business development;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our ability to protect and enforce our intellectual property rights;

●	our ability to attract and retain qualified executives and personnel;

●	U.S.-China trade war and its effect on our operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements;

●	our expectations regarding our relationships with end-users, customers, suppliers and other business partners;

●	competition in our industry;

●	We could become subject to product liability claims, product recalls, and warranty claims that could be expensive, divert management’s attention and harm our business.

●	relevant government policies and regulations related to our industry; and

●	fluctuations in general economic and business conditions in China and globally.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this Registration Statement on Form 20-F. You should read thoroughly this Registration Statement on Form 20-F and the documents that we refer to in this Registration Statement on Form 20-F with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. The forward-looking statements made in this Registration Statement on Form 20-F relate only to events or information as of the date on which the statements are made in this Registration Statement on Form 20-F. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

v

PART I

Brief Introduction

iPower Wireless Technology Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (“iPower Cayman”). iPower Cayman holds 100% of the outstanding equity in iPower Wireless Technology USA Inc., a limited company organized under the law of Texas United States and iPower Wireless Technology BVI Co. Ltd, a limited company organized under the laws of British Virgin Islands (“iPower BVI”), which in turn, owns 100% of the outstanding equity in iPower International (Hong Kong) Co., Ltd , a limited liability company organized under the laws of Hong Kong (“iPower HK”). iPower HK owns 100% of the outstanding equity in WIPO Times (Shanghai) Technology Co., Ltd (“iPower WIPO”), a WFOE company organized under the law of People’s Republic of China; owns 58% of the outstanding equity in WIPO (Shanghai) New Energy Technology Co., Ltd (WIPO)， incorporated under the law of People’s Republic of China.

WIPO was founded in 2015 by Dr. Yuejin Liu, who graduated from the Royal Institute of Technology (KTH) in Sweden with a PhD and Docent in Computer Communications. Since its formation, WIPO has established itself as one of the first companies exploring high-power wireless charging, and have more than 50 patents and applications, with proven track records of providing wireless charging solutions to electric vehicles, AI Robots, AGVs & Forklifts and Water Applications.

WIPO is quoted under the ticker: 300386 on The Specialized and New Board at the Shanghai Equity Exchange (SEE) which is a dedicated trading and financing platform designed to support high-quality small and medium-sized enterprises (SMEs) that embody the “Specialized, Sophisticated, Differentiated, and Innovative” characteristics promoted by the Chinese government.

iPower Wireless Technology Inc. is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through WIPO, investors are thus purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, iPower Wireless Technology Inc. may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to iPower Wireless Technology Inc. may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and could cause the value of our securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our holding company structure involves unique risks to investors

On July 7, 2026, iPower Wireless Technology Inc., iPower Wireless Technology USA Inc. a corporation incorporated in the State of Texas and wholly-owned subsidiary of iPower (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VCAB Nine Corporation (“VCAB”), a corporation incorporated in the State of Texas, pursuant to which VCAB was to merge with and into Merger Sub, with Merger Sub surviving as the surviving entity (the “Surviving Entity”). At the time of the Merger, VCAB was subject to a confirmed Plan of Bankruptcy (the “Plan”) and had no assets, no liabilities and no equity owners. VCAB had approximately six hundred holders of allowed unsecured claims and a holder of allowed administrative expenses (collectively, the “Claim Holders”). Pursuant to the Merger, and in accordance with the confirmed Plan , we issued an aggregate of 735,112 shares of our ordinary shares (the “Merger Shares”) to the Claim Holders as full settlement and satisfaction of their respective claims. As provided in the bankruptcy plan, the Merger Shares were issued pursuant to Section 1145 of the U.S. Bankruptcy Code. As a result of the Merger, the separate corporate existence of VCAB ended, and VCAB was dissolved. We entered into the Merger to increase our shareholder base to, among other things, assist us in satisfying the listing standards of a national securities exchange.

The Mergers and all transactions contemplated by the Merger Agreement and plans of merger (the “Transactions”) were consummated on July 7, 2026. As a result of the Transactions, we have become obligated to register as a reporting company pursuant to relevant rules under the Exchange Act.

The following table sets information concerning the beneficial ownership of our ordinary shares as of July 7,2026.  Dr. Yuejin Liu, through LIUYUEJIN Ltd., beneficially owns 59.50% of our outstanding ordinary shares and holds 93.63% of the aggregate voting power of our outstanding ordinary shares. LIUYUEJIN Ltd. is wholly owned and controlled by Dr. Yuejin Liu. For further information regarding the beneficial ownership of our ordinary shares and the voting power of our shareholders, see “Principal Shareholders.”

Name	Class A Ordinary Shares	% of Class A Outstanding	Class B Ordinary Shares	% of Class B Outstanding	% of Total Outstanding Shares	Aggregate Voting Power
Dr. Yuejin Liu, through LIUYUEJIN Ltd.	—	—	12,497,490	100.00%	59.50%	93.63%
WANGHUALU Ltd.	1,737,000	20.42%	—	—	8.27%	1.30%
WUXIAOLONG Ltd.	431,610	5.07%	—	—	2.05%	0.32%
SUNQING Ltd.	192,375	2.26%	—	—	0.92%	0.14%
WANGJUNSHENG Ltd.	141,525	1.66%	—	—	0.67%	0.11%
ZHANGPEIYAN Ltd.	1,013,404	11.91%	—	—	4.83%	0.76%
MAOLIBEI Ltd.	1,013,404	11.91%	—	—	4.83%	0.76%
DE Investment Holdings Lim	3,241,271	38.11%	—	—	15.43%	2.43%
HFG	735,112	8.64%	—	—	3.50%	0.55%
Total	8,505,701	100.00%	12,497,490	100.00%	100.00%	100.00%

(1)	Each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to ten votes per share. Accordingly, the percentage of aggregate voting power attributable to each shareholder differs from such shareholder’s percentage ownership of our outstanding ordinary shares.

(2)	The percentage of beneficial ownership for each class of ordinary shares is calculated by dividing the number of shares beneficially owned by the total number of outstanding shares of that class as of July 14, 2026. As of that date, 8,505,701 Class A ordinary shares and 12,497,490 Class B ordinary shares were outstanding.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.”

iPower Cayman and its subsidiaries in China are collectively referred to hereinafter as “Group”, the “Company” or “We”. We are one of the largest and fastest growing wireless charging service providers in China, we provide autonomous charging solutions for electric vehicles, robotics and marine applications through breakthrough wireless power technology. With respect to our products and our technologies, please refer to “Item 4. Information on the Company—our Products” and “Item 4. Information on the Company – Our Technologies”.

We are a wireless charging technology company focused on the development and commercialization of advanced wireless power solutions for electric vehicles (“EVs”), intelligent transportation systems, industrial automation applications, and AI-enabled infrastructure. We seek to provide high-efficiency wireless charging systems designed to improve convenience, automation, safety, and operational efficiency across a broad range of applications. Our core technologies include high-power wireless charging systems, intelligent alignment systems, power management technologies, and integrated charging solutions designed for deployment in EV infrastructure, industrial systems, and smart mobility applications.

We believe the global transition toward electrification, intelligent mobility, and automation is creating significant demand for advanced charging technologies capable of supporting autonomous operation, reduced maintenance, and enhanced user experience.

Our operations are conducted primarily in the People’s Republic of China (“PRC”) through WIPO.

As used in this Registration Statement on Form 20-F, “we,” “us,” “our,” or “our company” means, iPower Wireless Technology Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries, including iPower Wireless Technology USA, Inc. and other PRC operating subsidiaries.

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this Registration Statement on Form 20-F.

Item 1 Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

We believe that the combination of the respective qualifications, skills and experience of our directors contributes to an effective and well-functioning board and that, individually and as a whole, our directors possess the necessary qualifications to provide effective oversight of our business and quality advice to our management. Our directors are elected annually and serve until the next annual meeting of shareholders and until their successors are elected and appointed, or until his or her earlier resignation, removal from office or death. Information regarding the age, experience and qualifications of each director is set forth below.

Name	Business Address	Age
Yuejin Liu	Room 301, No. 15, Zhongying Black Forest, Xincun Road, Putuo District, Shanghai, China	66
Qihang Li	No.10, Lilaozhuang, Houpeng, Village, Huaiyuan Town, Tongbai County, Henan Province, China	30

Dr. Yuejin Liu, Ph.D. Dr. Liu serves as a Director of iPower Cayman. Dr. Liu has served as a Director and Chairman of the Board of Directors (the “Board”) of WIPO since October 2015 when WIPO was formed in China and as Chief Executive Officer since February 2015. During the period from 1989 to 1996, Dr. Liu pursued his master degree and Ph.D. degree at Telecommunication System at Royal Institute of Technology (KTH) in Sweden. He had been a professor to Ph.D. students at KTH. Since then, he has led the company's employees to develop a series of WIPO brand wireless charging products, including charging station wireless charging systems, community wireless charging systems, bus wireless charging systems, private parking garage wireless charging systems, and wireless charging systems for electric equipment, robots, and drones. The company's electric vehicle wireless charging system products have been used in many enterprises.  Dr. Liu’s background in telecommunication industry, as well as his senior management experience, allows him to play an integral role in overseeing the Company. In addition, as a result of his role as research engineer, project manager, chief technology officer in world-renowned companies such as Ericsson, has advised the Ph.D. students in telecommunications at LINKOPING University who later served international famous companies such as Ericsson and Nokia, he also has a keen understanding and appreciation of the many regulatory and development issues confronting wireless charging companies.

Mr. Qihang Li is a director of iPower Cayman. Mr. Qihang Li graduated from Zhengzhou Industrial Application Technology College, majoring in Industrial Design and Drafting, with a college diploma. Since June 2018, he has been working as a CAD/CAE Product Design Engineer in the R&D Department of WIPO and serves as a director on the first board of directors of WIPO.

Identification of Executive Officers

The following individuals are our executive officers:

Name	Age	Position
Yuejin (George) Liu, Ph.D.	66	Chief Executive Officer and Chairman of Board of Director. Dr. Liu also serves as the Chairman and CEO of WIPO.
Rui Xie	54	Chief Financial Officer, Treasurer and Director
Shuai Li	33	Chief Technology Officer

Each of our officers serves until the earlier of her or his resignation, removal by the Board or death.

Biographical information for Dr. Liu is set forth above.

Mr. Rui Xie has served as Chief Financial Officer of WIPO Shanghai since October 2019. Mr. Xie graduated from Fudan University with Bachelor of Computer Information Management. Before serving in WIPO Shanghai, Mr. Xie has more than 12 years of experience as a Chief Financial Officer and holds qualifications as an Intermediate Accountant and a Senior International Financial Manager. He is familiar with financial and tax policies, capital operations, investment and financing, annual financial audit, and overall planning and management of financial work. From November 2007 to September 2019, Mr. Xie served as Financial Director for several companies including Shanghai New Lanqi Group, Shanghai Dachanghang Food Industry Co., Ltd, Shanghai Yuantu Equity Fund Co., Ltd, etc.

Mr. Shuai Li has served as R&D Manager of WIPO Shanghai since August 2017. Mr. Li graduated from Henan University of Urban Construction with bachelor’s degree in Automatic Control and Power Electronics Technology in July 2017. In WIPO Shanghai, Mr. Li is responsible for embedding hardware and software technology and development work, mainly in the field of wireless charging design and control applications, especially wireless charging control algorithms. During the past 9 years, he applied for and obtained 3 invention patents, obtained 5 utility model patents authorization, and was in charge of more than 20 projects.

B. Advisers

(i). Legal Advisers

1)--Miller Canfield Paddock and Stone, P.L.C., Cleveland, Ohio, U.S. --We are being represented by Miller Canfield Paddock and Stone, P.L.C., Cleveland, Ohio, U.S., with respect to certain legal matters as to United States federal securities, Miller Canfield Paddock and Stone, P.L.C. may rely upon Appleby with respect to matters governed by Cayman Islands law and AllBright Law Offices (Fuzhou) with respect to matters governed by PRC law.

2)-- AllBright Law Offices (Fuzhou): We are being represented by AllBright Law Offices (Fuzhou) on legal matters as to PRC law in respect of data compliance law, certain other China legal matters, including the matter as to whether we need to obtain CSRC’s approval in connection with this registration;

3)- Appleby: We are being represented by Appleby on legal matters as to Cayman Islands law; the validity of our Class A ordinary shares and the merger transaction and legal matters as to Cayman Islands law and certain Cayman Islands income tax consequences (if any) of the merger transaction.

(ii). Auditor:

Guangdong Prouden CPAs GP --The consolidated financial statements of the Group. as of and for the years ended September 30, 2025 and 2024, appearing in this Registration Statement on Form 20-F have been audited by Guangdong Prouden CPAs GP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Guangdong Prouden CPAs GP (PCAOB ID 7254) is registered with the Public Company Accounting Oversight Board (United States).

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. [Reserved]

B. Cash and Cash Equivalents, Capitalization and Indebtedness

(i) Cash and Asset Flows through Our Organization

iPower Wireless Technology Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, iPower Wireless Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to iPower Wireless Technology Inc. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require foreign-invested enterprises to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. To the extent cash in our business is in China or in an entity in mainland China, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. As a result, our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business may be materially and adversely affected.

For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

As of the date of this Registration Statement on 20-F, no transfers, dividends, or distributions were made between iPower Wireless Technology Inc. and our subsidiaries or to any investors. See the financial statements of iPower as of and for the years ended September 30, 2024, and 2025 starting on page F-3.

iPower Wireless Technology Inc. has established stringent controls and procedures for cash flows within its organization. Each transfer of cash between its Cayman Islands holding company and a subsidiary is subject to internal approval. The cash of the group is under the unified management of iPower Wireless Technology Inc.’s finance department and is disbursed and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after being raised by the relevant operating entity, is subject to three levels of review process by the finance department.

Under PRC law, iPower Wireless Technology Inc. and our offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements, and our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to iPower Wireless Technology Inc. or our offshore subsidiaries. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiary, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiary in the future, the funds in Hong Kong or our Hong Kong subsidiary, likewise, may not be available to fund operations or for other use outside of Hong Kong.

Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiary, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash.

Cash transfers from our Hong Kong subsidiary to iPower Wireless Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings. For PRC and United States federal income tax considerations of an investment in our securities and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

(ii) Capitalization and Indebtedness

Below is a statement of our capitalization and indebtedness (including indirect and contingent indebtedness) as at March 31, 2026. It is important that you read this table together with, and it is qualified by reference to, the audited consolidated financial statements and the restated audited combined financial statements of iPower attached hereto starting on page F-1 of this Registration Statement on Form 20-F.

	As of March 31,
	2026
	RMB	US$

EQUITY
Class A Ordinary shares*(US$0.0001 par value, 487,000,000 Ordinary Shares authorized, 2,502,510 Ordinary Shares issued and outstanding)	1,780	250
Class B Ordinary shares*(US$0.0001 par value, 13,000,000 Ordinary Shares authorized, 12,497,490 Ordinary Shares issued and outstanding)	8,899	1,250
Subscription receivables	(10,679)	(1,500)
Additional paid-in capital	15,631,000	2,266,019
Accumulated deficit	(3,446,215)	(499,596)
TOTAL SHAREHOLDERS’ EQUITY	12,184,785	1,766,423
Non-controlling interests	8,823,465	1,279,134
TOTAL EQUITY	21,008,250	3,045,557

	As of March 31,
	2026
	RMB	US$
Short-term bank loans
Bank of Beijing Co., Ltd.	10,000,000	1,449,696
Industrial Bank Co., Ltd.	7,000,000	1,014,787
Bank of China Limited	9,980,200	1,446,825
Shanghai Pudong Development Bank	7,000,000	1,014,787
Postal Savings Bank of China Co. Ltd.	4,208,000	610,032
China Everbright Bank	4,950,000	717,599
Industrial and Commercial Bank of China	5,000,000	724,848
Bank of Communications	7,200,000	1,043,781
China Construction Bank	610,000	88,431
China Guangfa Bank	3,000,000	434,909
Bank of Wenzhou	7,500,000	1,087,272
Bank of Jiangsu Co., Ltd.	3,000,000	434,909
Agricultural Bank of China	9,500,000	1,377,210
Total	78,948,200	11,445,086

The Company's bank loans are principally secured by personnel guarantees by Yuejin Liu, the founder, the controlling shareholder and Chief Executive Officer of the Group, and are otherwise unsecured by any physical assets or collateral. As of March 31, 2026, the outstanding loan balance guaranteed by Yuejin Liu increased to RMB59.4 million (US$8.6 million) and RMB10.0 million (US$ 1.4 million) was jointly guaranteed by Yuejin Liu and an unrelated third-party entity; of which RMB7.5 million was guaranteed by Shanghai Weichong New Energy Technology Co., Ltd., a related party; guarantee fees of RMB72,250 are payable for the security provided by an unrelated third-party entity.

Subsequent to March 31, 2026 and through June 30, 2026, the Group obtained short-term bank borrowings in the aggregate principal amount of RMB30.0 million and repaid short-term bank borrowings in the aggregate principal amount of RMB24.0 million, resulting in a net increase of RMB6.0 million in outstanding short-term bank borrowings. Of the new borrowings obtained during such period, short-term bank borrowings of RMB16.5 million were obtained on a joint and several basis with Dr. Yuejin Liu, our founder, controlling shareholder and chief executive officer, serving as a co-borrower, and short-term bank borrowings of RMB13.5 million are personally guaranteed by Dr. Liu on a joint and several basis. No fees are payable to Dr. Liu for serving as a co-borrower or providing such guarantees. All of the foregoing borrowings were obtained in the ordinary course of business for working capital purposes. Other than the foregoing, there have been no material changes in our capitalization and indebtedness since March 31, 2026.

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this registration statement on Form 20-F. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, financial condition, and results of operations could be seriously harmed and you could lose all or part of your investment. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this registration statement.

Summary of Risk Factors

Risks Related to Our Business and Industry

●	The Group has experienced rapid growth and expects to continue making substantial investments to support future expansion. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

●	The wireless intelligent power systems industry and its technology are rapidly evolving and may be subject to unforeseen changes.

●	Our success depends substantially on the commercialization and adoption of high-power autonomous wireless charging technologies. The wireless charging market is characterized by rapid technological change, evolving technical standards, competitive pressures, and significant research and development requirements. Failure to maintain technological competitiveness could materially adversely affect our business.

●	We face intense competition, including from a number of companies in China, and expect to face significant competition in the future as the public wireless charging service industry develops.

●	Failure to effectively expand our sales and marketing capabilities could harm our ability to efficiently deliver our solutions, retain existing customers, increase our customer base, or achieve broader market acceptance of our solutions.

●	We have significant related-party transactions with entities under the common control of our founder, controlling shareholder, CEO and Chairman, Dr. Yuejin Liu. Though our principal supplier, Jiaozuo Wipo New Energy Technology Co., Ltd. (Jiaozuo Wipo), had been disposed to Shanghai Weichong New Energy Technology Co., Ltd. (an entity under common control of our founder, Dr. Yuejin Liu), we continue sourcing a material portion of components from Jiaozuo Wipo, have substantial prepayments outstanding to it, and Shanghai Weichong has provided guarantees for certain of our bank borrowings. These arrangements may not be on an arm’s-length basis, potential conflicts of interest may arise due to the fact that we and our primary supplier, Jiaozuo Wipo, are under the common control of our founder and our CEO, Dr. Yuejin Liu. These conflicts of interest may include, but not limited to, the lack of our capacity to independently negotiate transactions terms with our primary supplier, Jiaozuo Wipo, such as quantities purchased, pricing, and payment/financing terms, and they could distort our financial statements or harm transparency and shareholder value.

●	We currently have a concentrated customer base with a limited number of key customers. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services.

●	Our future growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of EVs for commercial vehicles, passenger cars, autonomous buses, and mixed fleets with dual-model stations and ultra-fast charging applications.

●	Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging services and related solutions and therefore adversely affect our business, financial condition and operating results.

●	Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.

●	Our operations depend on the availability of semiconductor components and electronic materials, supply shortages, manufacturing disruptions, inflationary pressures, geopolitical developments, or trade restrictions could materially adversely affect our business.

●	The wireless charging industry is highly patent-intensive. We may become involved in patent disputes, licensing negotiations, or intellectual property litigation. Such disputes may require substantial financial and management resources and could adversely affect our operations.

Risks Related to Doing Business in China

●	The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our Ordinary Shares.”

●	PRC laws, regulations, and rules are rapidly evolving which may be preceded with short advance notice and could result in a material adverse change in our operations and the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain additional licenses in relation to our ongoing business operations and may be subject to penalties for failing to obtain certain licenses with respect to our past operations.”

●	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.”

●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, could result in a material adverse change in our operations and the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us. ”

●	We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our and our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiary, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiary in the future, the funds in Hong Kong or in our Hong Kong subsidiary, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiary, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. Cash transfers from our Hong Kong subsidiary to us is subject to tax obligations imposed by Hong Kong laws to the extent applicable. Uncertainties also exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed and if we fail to complete such registrations or record-filings, our ability to use foreign currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

●	Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China.

●	The approval of and filing with the CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

Risk Related to our Reorganization

●	The Reorganization is subject to approval by PRC government authorities, more specifically, subject to compliance with the rule commonly referred to as “Circular 37”. “Circular 37” generally refers to the PRC State Administration of Foreign Exchange (“SAFE”) Circular on Foreign Exchange Administration of Offshore Investment, Financing and Round-Trip Investment by PRC Residents through Special Purpose Vehicles (“SPVs”) (Huifa [2014] No. 37). It regulates offshore holding structures commonly used in overseas listings, including red-chip and variable interest entity structures.

●	PRC residents who directly or indirectly hold equity interests in offshore entities are required to register with SAFE in connection with offshore investment and financing activities involving SPVs. Under Circular 37, PRC residents must complete initial registration and update registrations upon material changes, including capital increases, share transfers, mergers, restructurings, or changes in actual control.

●	Failure by PRC shareholders, beneficial owners, or employees to comply with SAFE registration requirements may result in penalties under PRC foreign exchange regulations and could adversely affect the company’s offshore financing structure and operations. Potential consequences include:

●	restrictions on the ability of PRC subsidiaries to distribute dividends or remit proceeds offshore;

●	limitations on capital injections into PRC subsidiaries;

●	delays or restrictions in cross-border foreign exchange transactions;

●	inability to complete offshore financings, acquisitions, or restructurings;

●	fines and administrative penalties imposed by SAFE; and

●	increased scrutiny by PRC regulatory authorities.

●	Because interpretation and implementation of Circular 37 remain subject to the discretion of local SAFE branches and evolving regulatory practice, there can be no assurance that all applicable registrations have been or will be completed in a timely manner. In addition, the Company may not always be fully informed of the identities or status of all PRC-resident beneficial owners, making compliance difficult to monitor and enforce.

●	If any PRC resident shareholder fails to make required registrations or amendments, the company’s PRC subsidiaries may be prohibited from distributing profits or proceeds from capital reductions, share transfers, or liquidation to the offshore parent company, which could materially and adversely affect liquidity, financial condition, and the ability to pay dividends to investors.

●	Furthermore, future changes in PRC foreign exchange regulations or intensified enforcement could impose additional compliance burdens on offshore structures and overseas-listed companies with operations in China. The uncertainty surrounding interpretation and enforcement of Circular 37 may materially affect the company’s corporate structure, financing activities, and business operations.

Risks Related to Our Securities

●	Our multi-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares securities may view as beneficial.

●	The trading price of our securities is likely to be volatile, which could result in substantial losses to investors.

●	We are ultimately controlled by Dr. Yuejin Liu, therefore, the protection to shareholders of other public companies that are otherwise available are not applicable to our shareholders.

●	We will not pay dividends for the foreseeable future; you must rely on price appreciation of our securities for return on your investment.

●	Substantial future sales or perceived sales of the ordinary shares in the public market could cause the price of our securities to decline.

●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

Risks Related to Our Business and Industry

Risk Related to High-Power Wireless Charging Industry

Our success depends substantially on the commercialization and adoption of high-power wireless charging technologies. The wireless charging market is characterized by rapid technological change, evolving technical standards, competitive pressures, and significant research and development requirements. Failure to maintain technological competitiveness could materially adversely affect our business.

We have experienced rapid growth and expect to continue making substantial investments to support future expansion. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

Our revenue is primarily from the sales of charging products to various business customers and royalties from patent licenses to our customers. During the period from 2021 to 2025, China’s wireless charging market recorded a rapid growth at a CAGR of 36.2%, mainly propelled by consumer electronics such as smartphones, wearables, and accessories. Market size increased from approximately RMB4,500.0 million in 2021 to RMB15,500.0 million in 2025. The growth is driven by rapid smartphone penetration with wireless charging support, strong consumer demand for convenient cable-free solutions, continuous technological improvements, and government policies under the “Made in China 2025” initiative. Consumer electronics accounted for over 80% of the market throughout this period, while high-power applications remained minimal.

Between 2026 and 2030, the market is expected to grow at a CAGR of 21.9%, reaching RMB42,000.0 million by 2030. Growth will diversify beyond consumer electronics into automotive (EV infrastructure and in-car charging), robotics, AGVs, and public applications. This acceleration will be driven by the rapid adoption of new energy vehicles, advancements in high-power wireless technologies, supportive regulations for electrification and automation, rising disposable incomes, and urbanization. By 2030, China is projected to strengthen its position as a global leader in wireless charging across both consumer and industrial segments.

Source: Frost & Sullivan

The growth of our business placed, and the continued growth and expansion of our business will continue to place, a significant strain on management, operations, financial infrastructure and corporate culture. We will need to continue to improve our operational, financial and management controls and reporting systems and procedures in order to manage growth in operations and personnel. Failure to manage growth effectively could result in loss of customers, difficulty in attracting new customers, declines in quality of products and services or in customer satisfaction, increases in costs, difficulties and delays in introducing new products and services or enhancing existing products and services, information security vulnerabilities or other operational difficulties, any of which could have adverse effect on our business, financial condition and results of operations.

We recently restructured certain aspects of its corporate organization and business operations, and we are subject to significant risks in relation to such transition.

Historically, our wireless charging business in China was primarily carried out through WIPO Shanghai. In early 2026, a series of transactions had been entered to restructure its organization. For more information on our corporate history and the Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company”

As a result of the Reorganization, we conduct our operations in China through WIPO Shanghai as of the date of this Registration Statement on Form 20-F. We are subject to many risks associated with this Reorganization. There is no assurance that such adjustment will be successful or will result in growth, revenue or profit. It is difficult to forecast the full impact of the Reorganization and it is uncertain whether the Reorganization will eventually be beneficial to us. We are also faced with risks and challenges with respect to our ability to:

●	manage changes in our business operations following the Reorganization;

●	navigate an evolving and complex regulatory environment;

●	improve and maintain our operational efficiency;

●	establish, retain and expand our customer base;

●	successfully market our product and service offerings;

●	attract, retain, and motivate talented employees; and

●	anticipate and adapt to changing market conditions and demands, including technological developments and changes in competitive landscape.

In addition, because we operate in a rapidly evolving market, any predictions about our future revenues and expenses may not be as accurate. We encountered in the past, and we will continue to encounter in the future, risks and uncertainties frequently experienced by fast-growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or outdated, or if we do not address these risks successfully, our results of operations could differ materially from expectations, and our business, financial condition and results of operations could be adversely affected.

The Wireless Intelligent Power System in the PRC are rapidly evolving and may be subject to unforeseen changes.

Wireless Intelligent Power Systems refer to the high-power autonomous wireless charging solutions for EVs, robotics, AGVs, ports, and marine applications. During 2021–2025, the market for Wireless Intelligent Power Systems remained in an early commercialization phase in China. Market size grew from a very small base of roughly RMB1,800.0 million in 2021 to RMB9,000.0 million by 2025 at a CAGR of 49.5%. Growth was primarily driven by government-supported pilot projects in autonomous buses, port automation (e.g., Zhenhua Port), intelligent warehousing, and early AGV deployments in manufacturing. Strong policy backing under “Made in China 2025,” new energy vehicle (NEV) infrastructure initiatives, and smart manufacturing programs accelerated R&D and limited commercial deployments. Consumer electronics still accounted for the vast majority of the broader wireless charging market, while high-power WIPS represented only a small but strategically important niche.

From 2026 to 2030, the Wireless Intelligent Power Systems market in China is projected to grow at a CAGR of approximately 35.2%, reaching RMB43,500.0 million by 2030. This accelerated expansion will be driven by large-scale deployment of electric commercial vehicles and autonomous fleets, rapid growth in humanoid and industrial robots, widespread adoption of AGVs/AMRs in smart logistics and factories, and increasing port and marine automation. Key enablers include declining costs from technological advancements in liquid cooling, AI automation, and 3rd/4th-generation wireless systems, supportive government policies, and rising demand for contactless, high-efficiency charging solutions. China’s global leadership in EVs, robotics, and smart infrastructure further positions WIPS as a critical enabler for nationwide electrification and intelligent automation.

Source: Frost & Sullivan

High-power wireless charging is rapidly evolving from limited demonstration projects and small-scale pilots (such as those seen in autonomous buses and major ports) into full commercial deployments across autonomous vehicle fleets, smart warehouses, robotics hubs, and automated ports. This shift is supported by rising investments from state-owned enterprises, technology giants, and local governments, signaling the technology’s maturation and readiness for widespread industrial application. There is however no assurance on any of the aforesaid factors. We will be tested on our ability to forecast and meet shifts in the market and to make timely adaptation of our products. If we fail to do so, our business, operating results, prospects and financial condition will be adversely affected.

The high-power charging industry is also characterized by rapid technological change, which will require us to continue to innovate in our products. Any delays in such development could adversely affect market acceptance of our solutions. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our product and service offerings, to address the changing needs of the high-power charging market. As new products and services are introduced, gross margins tend to decline in the near term and improve as the product and services become more mature and gain traction in the market. As high-power charging technologies change, we may need to upgrade our technologies, software and other product and service offerings in order to serve vehicles that have the latest technology, which could involve substantial costs. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected. - There is no guarantee that any new products or services will be released in a timely manner, or at all, or achieve market acceptance. Delays in this respect could damage our relationships with customers and lead them to seek alternative providers. If we are unable to devote adequate resources to innovate and meet customer requirements on a timely basis or to remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, we may experience higher operating losses and our business and prospects could be adversely affected.

We face intense competition, including from a number of companies in China, and expect to face significant competition in the future as the high-power wireless charging service industry develops.

The high-power wireless charging service market is relatively new and competition is still developing. Establishing a competitive position in the Wireless Intelligent Power Systems industry demands simultaneous access to advanced research and development capabilities, high-end manufacturing facilities, specialized testing platforms with capacities up to 300 kilowatts and above, a strong talent pool in power electronics and artificial intelligence, and robust supply chain partnerships. Significant capital is required for long-term research and development, precision equipment procurement, pilot line construction, and continuous technology iteration. Our current or potential competitors may be acquired by third-parties with greater available resources or gain access to the capital markets for additional funding. As a result, competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

New competitors or alliances may emerge in the future that have greater market share, more widely adopted proprietary technologies, greater marketing expertise and greater financial resources, which could put us at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of our current or future target markets, which could create price pressure. In light of these factors, such current or potential customers may accept competitive solutions. If we fail to adapt to changing market conditions or to continue to compete successfully with current charging service providers or new competitors, our growth will be limited which would adversely affect our business and results of operations.

Failure to effectively expand our sales and marketing capabilities could harm our ability to efficiently deliver our solutions, retain existing customers, increase our customer base, or achieve broader market acceptance of our solutions.

Our ability to efficiently deliver our solutions, retain existing customers, grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. Sales and marketing expenses represent a significant percentage of our total revenue, and our operating results will suffer if sales and marketing expenditures do not contribute significantly to increasing revenue.

We currently generate revenues from the sale of hardware products and from granting patent licenses to a handful customers. We are and we expect to be dependent on our in-house business development team to identify new customers and explore near-term and long-term opportunities and convert them into our customers. We expect to continue expanding our direct business development force but we may not be able to recruit or retain a sufficient number of qualified personnel, which may adversely affect our ability to expand our business development capabilities. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Furthermore, hiring business development personnel in new regions can be costly, complex and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the initial revenue expected from those countries. There is significant competition for qualified business development personnel with strong sales skills and technical knowledge. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified business development personnel and on such personnel attaining desired productivity levels within a reasonable amount of time.

Our business will be harmed if we fail to continue investing in our sales and marketing capabilities or if our continuing investment does not generate a proportionate increase in revenue.

We rely on our distributors’ extensive network to generate revenue and increase our market shares, failure of retaining these competent distributors or distributors’ failure to adopt to changing market may result in our revenue falling behind our competitors and losing market share.

We currently utilize two major distributors, Zhejiang Wangshu International Trade Co., Ltd and Zhoushan Wubang Energy Chemical Industry Co., Ltd, to promote the sales of our products and we face compliance risks as our oversight is difficult. Pressure to meet quotas can lead to corrupt practices such as bribery or kickbacks. Distributors may miss targets, fail to follow sales strategies, which can result in missed revenue opportunities, reduced productivity, and reputational damage. Distributors’ failure to adapt to changing market conditions and customer behaviours may also result in falling behind competitors and losing market share.

We rely on marketing, branding and promotional activities to maintain, enhance and protect our reputation and brand recognition, expand our business and improve the efficiency of our solutions, which activities may be costly and may not be effective.

We benefit from official recognition as having “internationally leading” technology by The PRC Ministry of Science and Technology, and our brand “WIPO” has positioned us favorably for large-scale infrastructure projects such as smart port construction projects. We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with our customers. The continued promotion of our brand may require us to make substantial investments, including incentives offered to end users, and we anticipate that, as the market becomes increasingly competitive, these marketing initiatives may become increasingly expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. If we scale back our marketing activities or if our marketing efforts or the channels we use to promote our products become less effective, or if our competitors decide to devote more resources to marketing activities, we may fail to attract new customers or to retain our existing customers, in which case our business, operating results and financial condition, would be materially and adversely affected.

Our operations have been and may continue to be negatively affected by COVID-19 pandemic.

Our business has been affected by the COVID-19 outbreak. For example, due to slowed economic activities, our customers have become more price-sensitive and we may be required to provide more incentives and expend more resources on marketing activities to help generate more charging transactions for our charging station customers. Further, there is no assurance that lockdowns and other restrictive measures will not be implemented in China in the future. These measures reduced and, if adopted again, will continue to reduce the demand for transportation in general and as a consequence also lower the demand for high-power wireless charging services. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be negatively impacted.

The effect of the COVID-19 pandemic on our business, prospects and results of operations will depend on the direction and duration of current global trends and their sustained impact. Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced level of transportation activities or lowered spending by businesses, could have a material adverse effect on the demand for our products and services.

Our business relies heavily on power semiconductors, microcontrollers, AI processors, sensors and communication chips for high-efficiency resonant/Magnetic Cyclone technologies, liquid cooling control, and Battery Shield AI, the interruption of the manufacturing and supply chain will adversely impact our business.

We may rely on third-party suppliers and manufacturing partners for certain components and system production activities. Global supply chain disruptions, semiconductor shortages, geopolitical developments, trade restrictions, or transportation disruptions could adversely affect our operations and financial condition.

Disruptions in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, such as exacerbated port congestion and intermittent supplier shutdowns and delays, have resulted in additional costs and, to a lesser extent, component shortages, and have led to fluctuations in the growth of EV sales in markets around the world. Any sustained downturn in the demand for EVs would also harm our business. Increased demand for personal electronics has also created a shortfall of semiconductor chips, which has caused additional supply challenges both within and outside of the EV and EV charging industry.

We currently have a concentrated supplier base which is under the common control of our founder and our CEO, Dr. Yuejin Liu, therefore, there exists risks associated with the related party transactions.

One of our key suppliers is Jiaozuo Wipo New Energy Technology Co., Ltd (“Jiaozuo Wipo”), which is under the common control of our founder and our CEO, Dr. Yuejin Liu. Because this supplier is under the common control by our CEO, potential conflicts of interest may arise, these conflicts of interest may include, but not limited to, the lack of our capacity to independently negotiate transactions terms with our primary supplier, Jiaozuo Wipo, such as quantities purchased, pricing, and payment/financing terms; further, the terms of these related-party transactions may not be on arm-length basis. Such arrangements could materially and adversely affect our operations, financial conditions and results of operations.

We currently have a concentrated customer base with a limited number of key customers. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services.

We derived a substantial portion of its revenue from a limited number of key customers, which are not our related parties. Although we plan to expand and diversify our customer base, we still expect to be reliant on our major customers. For the years ended September 30, 2025, our top two customers accounted for approximately 90% of our revenue.

We expect that a substantial portion of our revenue will continue to be derived from a relatively limited number of key customers. If we were to lose any of our key customers, delay in customer purchasing decisions, reduction in customer demand, or if any of such customers decides to conduct its business in a way that is not aligned with our business interests, or take other actions that are detrimental to our interests, there could be a material adverse effect on our results of operations, business, financial condition, and prospects. Key customers may also seek, and on occasion receive, pricing, payment or other commercial terms that are less favorable to us and can hurt our competitive position.

Our future growth and success is highly correlated with and thus dependent upon the continued growing market for AL Robots.

Between 2021 and 2025, the PRC’s AI Robots market expanded significantly from RMB100.0 billion in 2021 to RMB450.0 billion by 2025 at a CAGR OF 45.6%.This growth was primarily driven by strong demand for industrial automation, labor shortages, and national policies such as “Made in The PRC 2025,” which supported smart manufacturing and logistics. Industrial robots and service robots dominated the market, while early deployments of humanoid and embodied AI robots began to emerge, supported by technological advancements in AI and rising investment in intelligent systems.

From 2026 to 2030, the market is expected to surge at a CAGR of 48.1%, reaching RMB3,250.0 billion by 2030. This rapid expansion will be fuelled by the mass adoption of humanoid robots, widespread use of AGVs/AMRs in smart factories and logistics, and deeper integration of AI across industries. Key contributing factors include falling hardware costs, breakthroughs in AI and sensor technologies, strong government support for embodied intelligence, and increasing demand driven by manufacturing upgrades and demographic challenges. The PRC is well-positioned to lead globally in this sector through its robust robot production capabilities and strategic focus on high-end intelligent automation.

Source: Frost & Sullivan

However, there is no guarantee of continuing future demand. If the market for these products develops more slowly than expected, or if the demand for such products decreases, our business, prospects, financial condition and operating results would be harmed.

Demand for new energy vehicles (NEVs ) may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for NEV charging services and related solutions and therefore adversely affect our business, financial condition and operating results.

NEV sales volume in the PRC increased from 3.5 million units in 2021 to 16.5 million units in 2025, at a CAGR of 47.4% from 2021 to 2025. In 2025, NEV sales volume in the PRC reached 16.5 million units with penetration crossing 50.0% for the first time, marking the historic moment when NEVs surpass traditional internal-combustion-engine vehicles. Growth will then moderate but remain strong, reaching 32.0 million units by 2030, by which point NEVs are expected to account for more than 75.0% of all new automobiles in the PRC. This surge in demand for NEV has been powered by aggressive government subsidies, tax exemptions, trade-in programs, unlimited license-plate privileges in major cities, and a mandatory NEV credit system that effectively forced every automaker to electrify.

Source: Frost & Sullivan

The NEV market in China has benefited from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of NEVs. Any reduction, modification, or elimination of such benefits could cause reduced demand for NEVs would adversely affect our financial results.

Our future growth and success are highly correlated with and thus dependent upon the continued growing market for AGV & Forklifts.

The market size of AGVs & Forklifts market in the PRC expanded rapidly from RMB125.0 billion in 2021 to RMB261.0 billion by 2025 at a CAGR of 20.2%, primarily propelled by the e-commerce boom, labor shortages, rising labor costs, and strong policy support under “Made in The PRC 2025” and smart manufacturing initiatives. The market saw a clear shift from traditional fixed-path AGVs to more flexible AMRs and unmanned forklifts, with annual unit sales reaching about 182,000 mobile robots by 2025. Key sectors included warehousing, 3PL logistics, automotive, electronics, and manufacturing.

From 2026 to 2030, the market is projected to continue growing at a CAGR of 32.4%, reaching RMB1,000 billion by 2030. The market will be driven by deeper AI and 5G integration, large-scale deployment in smart factories and mega-warehouses, cost reductions, and rising adoption of autonomous forklifts. Continued e-commerce growth, cold-chain logistics expansion, and government emphasis on industrial upgrading will support this trajectory. By 2030, AGVs, AMRs, and unmanned forklifts are expected to become standard infrastructure in intelligent logistics across the PRC.

Source: Frost & Sullivan

However, the above projection is not guaranteed and if the market for these products develops more slowly than expected, or if the demand for AGVs & Forklifts in PRC decreases, our business, prospects, financial condition and operating results would be harmed.

Our future growth and success are highly correlated with and thus dependent upon the continued growing market size of Maritime Intelligence & Automation.

From 2021 to 2025, the PRC’s maritime intelligence and automation market grew steadily from RMB33.0 billion to RMB95.0 billion at a CAGR of 30.3%. Port automation led the growth, reaching roughly RMB42.5 billion by 2025, supported by the construction of nearly 60 automated terminals and digital upgrades in major ports such as Shanghai and Qingdao. Underwater vehicles (AUVs/ROVs) remained a smaller segment of RMB5.5 billion, driven by offshore energy, research, and defence needs. Intelligent ships advanced through pilot projects. Overall momentum came from “Made in The PRC 2025,” maritime power strategy, labor cost pressures, and supply chain efficiency demands.

From 2026 to 2030, the market is projected to grow at a CAGR of 34.5%, reaching RMB425.0 billion by 2030. Growth will be fuelled by large-scale deployment of AI, 5G, and automated systems, alongside rising adoption of underwater vehicles for offshore wind and deep-sea exploration, and intelligent ships for autonomous navigation and green shipping. Key enablers include strong government policies, technological maturity, carbon reduction targets, and the PRC’s ambition to dominate global maritime innovation.

Source: Frost & Sullivan

However, the above projection is not guaranteed and if the market size of maritime intelligence & automation develops more slowly than expected, or if the demand for in PRC decreases, our business, prospects, financial condition and operating results would be harmed.

Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.

We face challenges with respect to the complex and evolving laws and regulations regarding cybersecurity and data privacy in China, including without limitation, PRC Civil Code, PRC Cybersecurity Law, PRC Data Security Law, and PRC Personal Information Protection Law. These laws and regulations mandate the protection of the confidentiality, integrity, availability, and authenticity of the information of end-users.

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obligated to provide security maintenance for their products and services and to comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020, and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under Chinese civil law.

PRC regulators have been increasingly focused on regulation in areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In addition, certain internet platforms in China have reportedly been subject to heightened regulatory scrutiny in relation to cybersecurity matters.

On December 28, 2021, thirteen governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022 (the “2022 Cybersecurity Review Measures”). The 2022 Measures for Cybersecurity Review requires that, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review.

As of the date of this Registration Statement on Form 20-F, neither iPower, nor its subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. iPower has relied on its PRC counsel, AllBright Law Offices (Fuzhou)’s opinion that, as of the date of this registration statement, our operations are not expected to be affected by, or subject to, cybersecurity review by the CAC under the Cybersecurity Review Measures, given that it is not (i) a network platform operator engaging in data processing activities that affect or may affect national security; (ii) a critical information infrastructure operator purchasing cyber products or services that affect or may affect national security; or (iii) a network platform operator with the personal information data of more than one million users. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape.

We rely on the service of our founders and certain members of our executive management team, and the loss of any of them may adversely affect our operations. Further, if we are unable to attract or retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.

Our continued success is and will continue to depend to a significant extent on the efforts and abilities of Mr. Yuejin Liu, and Mr. Rui Xie, serving as our chairman of board of directors, chief executive officer and chief financial officer, respectively, and each of whom is and will continue to be actively engaged in our management and determines our strategic direction. The departure of any of the foregoing key individuals from or their reduced attention to us could have a material adverse effect on our operations, financial condition and operating results.

We are and will continue to be dependent upon the services of members of our executive management team. Our future performance will also depend on their continued services and continuing contributions to formulate and execute our business plan and to identify and pursue new opportunities and product innovations. The loss of services of any of these individuals, or the ineffective management of any leadership transitions could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and operating results.

Our success also depends, in part, on the continuing ability to identify, hire, attract, train and develop and retain highly qualified personnel. The inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial condition. Competition for employees can be intense and the ability to attract, hire and retain them will depend on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future.

We may need to raise additional funds and these funds may not be available when needed, if at all.

We may need to raise additional capital in the future to further scale and expand our business. We may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. There is no certainty that additional funds will be available on favourable terms when required, or at all. If additional funds cannot be obtained when needed, our financial condition, results of operations, business and prospects could be materially and adversely affected. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict our business, or other unfavourable terms. In addition, to the extent we raise funds through the sale of additional equity securities, our shareholders would experience additional dilution.

We expect to incur research and development costs in and to devote significant resources to the development of new products and services, which could significantly reduce our profitability and may never result in revenue.

The development of Wireless Intelligent Power Systems requires multidisciplinary expertise. We leaders must build high-caliber talent teams that integrate professionals in power electronics, electromagnetic engineering, artificial intelligence, thermal management, software algorithms, and system integration. Attracting and retaining senior engineers with extensive experience in high-power wireless technologies is critical. We also need to establish continuous training programs, innovation platforms, and collaboration with universities and research institutes to keep talent capabilities aligned with rapid technological evolution. A strong compound talent pool serves as the core competitive advantage for sustained innovation and project execution excellence. Though we are proud of ourselves that we have established a clear first-mover advantage through proven large-scale commercial deployment, our future growth depends on penetrating new markets, adapting existing products and services to new applications and customer requirements, and introducing new products and services that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services. iPower’ research and development expenses were 1.8 million for the fiscal year ended September 30, 2024 and RMB1.2 million for the fiscal year ended September 30, 2025, respectively, and we are expected to incur greater research and development expenses in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to ligations brought by third parties.

We possess one of the strongest technological advantages in the PRC’s high-power wireless charging sector through our proprietary 3rd and 4th-generation technologies. We have mastered Focused Resonant Array and Magnetic Cyclone technologies, enabling ultra-high power, longer transmission distances, and higher efficiency. Combined with liquid cooling systems, high-temperature superconducting materials, and 50% equipment size reduction, we have achieved industry-leading performance in power density, charging speed (300 km driving range in 5 minutes), and compactness — capabilities that few competitors in the PRC can match.

Our intellectual property is an essential asset of our business and such intellectual property forms an essential part of our asset. Failure to adequately protect such intellectual property rights could result in our competitors offering similar products and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and operating results. Our success depends on the ability to protect our core technology and intellectual property. We expect to rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes. Intellectual property laws and our procedures and restrictions will provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. While we are expected to take measures to protect our intellectual property, such efforts may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior. We may also be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. However, the measures we will take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services or technologies that are substantially similar or superior to those of ours and that compete with our business.

Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Our efforts to enforce our intellectual property rights may be met with defences, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Any litigation initiated concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we fail to detect unauthorized use of our intellectual property. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay the introduction and implementation of new technologies. Moreover, policing unauthorized use of technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

We may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement, misappropriation or other violation of such rights. There can be no assurance that we will be able to mitigate the risk of potential suits or other legal demands by competitors or other third-parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon, misappropriated or otherwise violated a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services we offer, to pay substantial damages and/or royalties, to redesign our products and services, and/or to establish and maintain alternative branding. In addition, to the extent that our customers and business partners become the subject of any allegation or claim regarding the infringement, misappropriation or other violation of intellectual property rights related to our products and services, we may be required to indemnify such customers and business partners. If we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Unpatented proprietary technology, trade secrets, processes and know-how are relied on.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We expect to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, there is no guarantee that we will enter into such agreements with each party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We will have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret. If any of our trade secrets were to be disclosed (whether lawfully or otherwise) to or independently developed by a competitor or other third party, our business, operating results, and financial condition will be materially and adversely affected.

We utilize open-source software, which may pose particular risks and could be harmful.

We utilize open-source software to develop our products and services. Some open-source software licenses require those who distribute open-source software as part of their own software products to publicly disclose all or part of the source code to such software product or to make available any modifications or derivative works of the open-source code on unfavourable terms or at no cost. This could result in our proprietary software being made available in the source code form and/or licensed to others under open-source licenses, which could allow our competitors or other third parties to use our proprietary software freely without spending the development effort, and which could lead to a loss of the competitive advantage of our proprietary technologies and, as a result, sales of our products and services. The terms of many open-source licenses have not been interpreted by courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services or retain ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open-source license. These claims could result in litigation and could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until our can re-engineer them to avoid breach of the applicable open-source software licenses or potential infringement. This re-engineering process could require us to expend significant additional research and development resources and may not be successful.

Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, the authors of such open-source software may not implement or push updates to address security risks and may abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title, non-infringement or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage, and, if not addressed properly, could adversely affect our ownership of proprietary intellectual property, the quality and security of our services and products, or our business, results of operations and financial condition.

We depend on the information systems of our own and those of third parties for the effective delivery and performance of our products and services, and the overall effective and efficient functioning of our business. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations.

We depend on our information systems for the effective and efficient functioning of our business, as well as for accounting, data storage, compliance, purchasing and inventory management. Our and our third-party collaborator’s information systems may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions and other cyber-attacks. We and our third-party collaborators could be subject to an unintentional event that involves a third-party gaining unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in release of confidential information. Any attempts by cyber attackers to disrupt our or our third-party collaborators’ services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy, subject us to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, lead to a loss of protection of our intellectual property or trade secrets and damage our reputation or brand. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy and even then may not be able to be remedied in full. We may have been and going forward will continue to be the target of events of this nature as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. Third parties upon whom we rely or with whom we have business relationships, including our customers, collaborators, suppliers, and others are subject to similar risks that could potentially have an adverse effect on our business.

In the event we or our third-party collaborators experience significant disruptions, we may, despite having developed emergency plans for security incidents, be unable to repair such systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and harm our business, financial condition and results of operations. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

If our products or services are unavailable when our customers and end-users attempt to access them, they may seek other services, which could reduce demand for our solutions. Processes and procedures designed to enable quick recovery from a disaster or catastrophe and continued business operations and with tested capability under controlled circumstances, are in place. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenue, any of which could adversely affect our business and financial results.

Seasonality may cause fluctuations in our revenue.

Because lithium-ion batteries used in NEVs do not perform as well in low temperatures, the frequency of charging by end-users and the charging transactions typically increase during winter. Weather conditions and various other factors may materially and adversely affect our business, financial condition and results of operations in the future.

The obligation to disclose information publicly may put us at a disadvantage to our competitors that are private companies.

After merging with VCAB, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to ourselves and our shareholders. In some cases, we may need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give such competitors advantages in competing with us. Similarly, we may need to comply with U.S. laws which our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, it could affect our results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience in serving as management of a US publicly traded company and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws as well as the continuous scrutiny of securities analysts and investors like us. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business and financial performance.

We may face inventory risk.

We sell hardware products to our business customers and we incur procurement costs of fully assembled wireless charging products manufactured by other third parties. As a result, we may be exposed to significant inventory risks that may adversely affect our results of operations of due to seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in preference and customers’ spending patterns, spoilage, and other factors. Demand for wireless charging hardware products may change between the time inventory or components are ordered and the date of sale. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. Any one of the inventory risk factors set forth above may adversely affect our business, financial condition, and results of operations.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia, the war among US, Israel and Iran. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

Acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.

As part of the business strategy, we are expected to make acquisitions of, or investments in, businesses, services or technologies to expand our market. The process of identifying and consummating acquisitions, investments, and the subsequent integration of new assets and businesses into our own business, requires attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions or investments could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business or investment. We may also incur costs and management time on transactions that are ultimately not completed. In addition, our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product, technology or investment, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or issues with employees or customers.

Our future acquisitions or investments may not ultimately strengthen our competitive position or enable us to achieve our business objectives or strategy. We may be subject to claims, liabilities, or obligations assumed from an acquired company, product, or technology, including liabilities that were not identified or fully evaluated prior to the completion of such acquisition or investment. In addition, acquisitions or investments that we complete may be viewed negatively by our customers, investors, or securities analysts. We may also incur significant costs and expenses to address an acquired company’s failure to comply with applicable laws, regulations, and governmental rules. Additionally, we may be subject to litigation or other claims in connection with the acquired company, including claims from terminated employees, former shareholders or other third parties, which may differ from or be more significant than the risks its business faces. An acquired company may also need to implement or improve its controls, procedures and policies, and we may face associated risks if any of those controls, procedures or policies are insufficiently effective. We may also face retention or cultural challenges associated with integrating employees from the acquired company into our organization. If we are unsuccessful at integrating acquisitions or investments, in a timely manner, our revenue and operating results could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully or in a timely manner. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition or investment, or accurately forecast the financial impact of an acquisition or investment transaction or the related integration of such acquisition or investment, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such transaction. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any acquisitions or investments, each of which could adversely affect our financial condition. Furthermore, the sale of equity or issuance of equity-linked debt to finance any such transaction could result in dilution to our shareholders. The occurrence of any of these risks could harm our business, operating results, and financial condition.

Natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as COVID-19, Ebola virus disease, Middle East respiratory syndrome, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.

Risks Related to Doing Business in China

The PRC government has significant oversight over business operations conducted in China, and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our securities.

Our operations in China are governed by PRC laws and regulations. The PRC government has oversight and discretion over the conduct of our business and may intervene in or influence our operations from time to time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals. In addition, the implementation of industry-wide regulations directly targeting our operations could require us to change our operations, and our failure to do so could cause the value of our securities to significantly decline. We cannot rule out the possibility that regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations may be released in the future, which could result in a material adverse change in our business, financial condition, results of operations and/or the value of our securities.

Further, we cannot predict the effects of future developments in the PRC legal system on their business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. Therefore, we face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued yet slowing economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through resource allocation, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could lead to reduction in demand for our services and products and adversely affect our competitive position, and could adversely affect our business and operating results. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we and our PRC subsidiaries enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We may be required to obtain additional licenses in relation to our ongoing business operations and may be subject to penalties for failing to obtain certain licenses with respect to our past operations.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this Registration Statement on Form 20-F, our PRC subsidiaries have obtained the business licenses issued by the Market Supervision Administration department of Shanghai Qingpu District, being all licenses, permits, and registrations from the PRC government authorities that are required for our business operations under current PRC laws, regulations and rules, and such licenses, permits, and registrations have not been revoked by any PRC government authorities.

As of the date of this Registration Statement on Form 20-F, we and our PRC subsidiaries (i) are not required to obtain permissions from the CSRC, as advised by AllBright Law Offices (Fuzhou), our PRC legal counsel, (ii) are not required to file an application for cybersecurity review by the CAC, as advised by AllBright Law Offices (Fuzhou), our PRC legal counsel, and (iii) have not been asked to obtain or denied such and other permissions by any PRC government authority, under current PRC laws, regulations and rules.

Considering (i) the uncertainties around the interpretation and implementation of PRC laws and regulations and the enforcement practice by relevant government authorities, (ii) the PRC government’s ability to intervene in or influence our operations at any time, and (iii) the rapid evolvement of PRC laws, regulations, and rules which may be preceded with little or no advance notice, we may be subject to additional licensing requirements, and our conclusion on the status of our licensing compliance may prove to be mistaken. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

The approval of and filing with the CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

Substantially all of our operations are based in China. We are and will be subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. As of the date of this Registration Statement on Form 20-F, we and our PRC subsidiaries are not required to obtain permissions from the CSRC, as advised by AllBright Law Offices (Fuzhou), our PRC legal counsel; however, the interpretation and application of the regulations remain unclear, and the Mergers and the Transactions may ultimately require approval of the CSRC. If it is determined that the CSRC approval is required retrospectively for our Mergers transactions, it is uncertain whether we can or how long we will take to obtain the approval and, even if such CSRC approval is obtained, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for the Merger transactions, or a rescission of such approval obtained, could subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations, restrictions or limitations on our abilities to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect their business, financial condition, and results of operations.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Overseas Listing Trial Measures”) and relevant five guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which became effective on March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the Overseas Listing Trial Measures, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Overseas Listing Trial Measures. Where a domestic company seeks to directly offer and list securities on overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings on overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities on the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities on an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures.

As of September 8, 2024, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, if a PRC domestic company, which engages in any prohibited business set out in the list, seeks an overseas offering or listing, it must first obtain the approval from the competent governmental authorities. In addition, the foreign investors in such company must not be involved in its operation or management, and their ownership interest should be subject to limitations imposed under regulations on investments in domestic securities by foreign investors. As we are currently not seeking to overseas listing, we believe we are not subject to these requirements. However, we cannot guarantee that the Chinese governmental authorities will agree with our assessment, and if we are required to comply with these requirements but fail to do so on a timely basis if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, there is no assurance that new rules or regulations promulgated in the future will not impose additional requirements on us, including with respect to the Mergers transactions that were concluded on July 7, 2026. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures, are required for the Merger transactions, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain such approval or complete such filing procedures or any delay in obtaining such approval or completing such filing procedures for the Mergers or Transactions, or a rescission of any such approval if obtained, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the securities. The CSRC and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse the Merger transactions. In addition, if the CSRC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our or our subsidiaries’ ability to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiary, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiary in the future, the funds in Hong Kong or our Hong Kong subsidiary, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiary, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash.

Cash transfers from our Hong Kong subsidiary to us or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable.

Our holding company structure involves unique risks to investors. If in the future our holding company structure were not allowed by PRC regulatory authorities, additional risks and uncertainties will be involved.

We are not an operating company but a Cayman Islands holding company and our operations are primarily conducted through our PRC subsidiaries. PRC regulatory authorities could disallow this holding company structure.

We conduct our operations in China through our subsidiaries following the completion of the Reorganization. If in the future, our current holding company structure is disallowed by PRC regulatory authorities, or if we fail to obtain or maintain any of the required permits or approvals, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of the relevant entities;

●	imposing fines on the relevant entities;

●	confiscating the income of the relevant entities that is deemed to be obtained through illegal operations;

●	discontinuing or placing restrictions or onerous conditions on the operations of the relevant entities;

●	placing restrictions on the right to collect revenues of the relevant entities;

●	shutting down the servers or blocking the app/websites of the relevant entities; or

●	requiring the relevant entity to restructure its ownership structure or operations.

Any of these actions could cause significant disruption to our business operations, severely damage our reputation, and have a material adverse effect on our financial condition and results of operations, which, in turn, would likely result in a material change in our operations and in the value of our securities and could cause the value of our securities to significantly decline or become worthless.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to any of our wholly foreign-owned subsidiaries in China to finance its activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to two times of our subsidiary’s net assets.

Moreover, any medium or long-term loan to be provided by us to our PRC subsidiaries must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in China with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot guarantee that we will be able to complete the necessary government registrations or record-filings on a timely basis, or at all, with respect to future loans or future capital contributions to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

There are uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by our non-PRC holding companies.

Pursuant to the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report the Indirect Transfer to the competent tax authority of the PRC resident enterprise.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non- Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes certain rules with respect to the Indirect Transfer under SAT Circular 698 but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one contemplated under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal restructurings of group companies and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferors and transferees (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which will be deemed as an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from the relevant Indirect Transfer may be subject to PRC enterprise income tax, and the transferor will be subject to the obligation to withhold applicable taxes, currently at a rate of 10%.

On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or SAT Bulletin 37, which became effective on December 1, 2017 and abolished SAT Circular 698 as well as certain provisions in SAT Circular 7. The SAT Bulletin 37 further clarifies the practice and procedure for the withholding of non-resident enterprise income tax. Pursuant to SAT Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and the non- resident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both parties may be subject to penalties.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, including the Reorganization transactions. We may be subject to filing obligations or taxed or subject to withholding obligations with respect to such transactions, under SAT Public Notice 7 and SAT Bulletin 37. For transfers of shares in us by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37 or to request the relevant transferors from whom our purchase taxable assets to comply with these circulars, or to establish that our should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC “resident enterprise” status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.

Under the PRC Enterprise Income Tax Law, which became effective in January 2008 and was amended on February 24, 2017 and December 29, 2018, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a PRC resident enterprise and will be subject to enterprise income tax at the rate of 25% on its global income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise.” On April 22, 2009, STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by STA on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by STA on December 29, 2017. STA Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, STA Circular 82 states that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition, STA issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, or STA Bulletin 45, providing more guidance on the implementation of STA Circular 82. STA Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations Related to Tax—Enterprise Income Tax.” Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at 25% on our global income as well as PRC enterprise income tax reporting obligations. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to these plans based on the salaries, including bonuses and allowances, of the relevant employees subject to any maximum amount of contribution specified by local authorities from time to time. This has however not been implemented consistently by local authorities. Certain of our subsidiaries in China have not made adequate employee benefit payments, and as a result, we may be required to make up for the contributions due and to pay late fees and fines.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although PRC government authorities may establish a regulatory cooperation mechanism with the security’s regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the security’s regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the relevant PRC plan participants or us to fines and other legal and administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options are subject to these regulations. Failure to complete the SAFE registrations may result in fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

Risks Related to Our Securities

Our multi-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of our shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as one class, and holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary shares at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary share under any circumstances. Our currently effective amended and restated memorandum and articles of association prohibit any Class B ordinary shares held by Liuyuejin Ltd. from being disposed of or otherwise transferred to any person other than to Mr. Yuejin Liu and persons affiliated with him.

As of the date of this Registration Statement on Form 20-F, Liuyuejin Ltd. beneficially owns 12,497,490 Class B ordinary shares, representing approximately 59.50% of our issued and outstanding ordinary shares. Each Class B ordinary share is entitled to ten (10) votes, while each Class A ordinary share is entitled to one (1) vote. Accordingly, Liuyuejin Ltd. controls approximately 93.6% of the aggregate voting power of our issued and outstanding ordinary shares. As a result, Liuyuejin Ltd. will have the power to control all matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and all other major corporate transactions. Mr. Yuejin Liu, as the chairman of the board of directors and chief executive officer of iPower, is expected to be able to exercise, through Liuyuejin Ltd significant influence and vote power over matters submitted to our shareholders for approval. In addition, Liuyuejin Ltd. may choose to distribute all or any of our ordinary shares to its sole shareholder, Mr. Yuejin Liu. By way of example, a distribution of 100% of our ordinary shares owned by Liuyuejin Ltd. to its shareholders will result in all issued and outstanding Class B ordinary shares being held by Mr. Yuejin Liu or his affiliates, and those Class B ordinary shares are expected to account for approximately 86% of the voting power represented by all our issued and outstanding shares, giving Mr. Yuejin Liu the direct power to control all matters submitted to our shareholders for approval.

Each of Liuyuejin Ltd. and Mr. Yuejin Liu may have interests that differ from the interests of our other shareholders and may vote its Class B ordinary shares in ways with which other shareholders may disagree or which may be averse to such other shareholders’ interests. The concentrated control over us will likely exist regardless of whether and to what extent Liuyuejin Ltd. distributes to its shareholders any ordinary shares, and will have the effect of delaying, preventing or deterring a change in control of us, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us, and could have a negative effect on the market price of our ordinary shares or the securities.

Further, the future issuance of additional Class B ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of low-vote holders of ordinary shares and our capital structure and disparate voting rights may have anti-takeover effects preventing a change in control transaction that the shareholders might consider in their best interest.

The trading price of the securities is likely to be volatile, which could result in substantial losses to investors.

The trading price of the securities can be volatile and can fluctuate widely. Many factors that are beyond our control may materially adversely affect the market price and marketability of the securities and our ability to raise capital through equity financings. These factors include the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, earnings, cash flow and data related to our operations;

●	changes in market condition, market potential and competitive landscape;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	fluctuations in global and Chinese economies;

●	changes in financial estimates by securities analysts;

●	adverse publicity about us or our industry;

●	additions or departures of key personnel and senior management;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, it may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules, and as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Dr. Liu, through Liuyuejin Ltd, has the right to vote 93.6% of our ordinary shares. As a result, we are considered a “controlled company” as defined under the Nasdaq Stock Market Rules as set forth in Listing Rule 5605(b), because Dr. Liu owns more than 50% of our total voting power. For so long as we remain a controlled company, we will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We will not pay dividends for the foreseeable future; you must rely on price appreciation of the securities for return on your investment.

We intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in the securities if the market price of the securities increases.

Substantial future sales or perceived sales of the ordinary shares or securities in the public market could cause the price of the securities to decline.

Sales of the ordinary shares or securities, either in the public market or through private placement, or the perception that these sales could occur, could cause the market price of the securities to decline. It cannot be predicted what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the securities.

You may be subject to limitations on transfer of your securities.

Your securities are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of securities generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or government body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association as may be amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association, register of mortgages and charges, and copies of any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands may differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have greater difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our corporate structure, together with applicable law, may impede our shareholders from asserting claims against us and our principals.

Most of our operations and records, and most of our senior management are located in China. Shareholders of companies such as us have limited ability to assert and collect on claims in litigation against our PRC subsidiaries and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent PRC government’s approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of our records will be in China, PRC secrecy laws could frustrate efforts to prove a claim against us or our management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon PRC citizens in China.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our securities and trading volume could decline.

The trading market for the securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the securities or publish inaccurate or unfavorable research about our business, the market price for the securities would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

We qualify as a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring 10% beneficial shareholder to file public reports of their stock ownership and trading activities and liability for them who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD promulgated by SEC.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC are less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on the current and anticipated value of our assets and composition of our income and assets, we do not expect to be a PFIC for the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market prices of our Class A ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our securities from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4. Information on the Company

A. History and Development of the Company

iPower Wireless Technology Inc., was incorporated in the Cayman Islands as with limited liability under the laws of the Cayman Islands on February 11, 2026 (“the Company”). The Company, through its subsidiaries (collectively referred to as the “Group”), is principally engaged in the design, development, and sales of charging products, particularly wireless charging products, in the People’s Republic of China (the “PRC” or “China

The Company completed several transactions on its legal structure (the “Reorganization”) subsequent on February 11th, 2026 to establish the Company as the new ultimate holding company in the Cayman Islands. Prior to the Reorganization, WIPO (Shanghai) New Energy Technology Co., Ltd. (“WIPO”), the operating China subsidiary, was founded in 2015 and was ultimately controlled by Mr. Yuejin Liu (“Mr. Liu”). The Reorganization was undertaken pursuant to which 58% of WIPO equity were belonged to the Company. The Reorganization mainly involved the following steps:

●	On February 11, 2026, the Company was incorporated in the Cayman Islands to serve as the ultimate holding company, LIUYUEJIN Ltd., which is controlled by Mr. Liu, ultimately owns 83.32% of the Company;

●	On March 13, 2026, iPower Wireless Technology BVI Co., Ltd was incorporated in the British Virgin Islands (“iPower BVI”) to serve as a wholly-owned subsidiary of the Company;

●	iPower Wireless Technology USA Inc was incorporated in Texas, United States to serve as the merger vehicle and the future business operation entity in Texas;

●	On March 30, 2026, iPower International (Hong Kong) Co., Ltd was incorporated in Hong Kong (“iPower HongKong”) to serve as a wholly-owned subsidiary of iPower BVI;

●	On June 30, 2026, WIPO Times (Shanghai) Technology Co., Ltd (“WFOE”) was incorporated in PRC by iPower HongKong to serve as an intermediate holding company;

●	On July 3, 2026, WFOE acquired 58% of the equity interests in WIPO though investment. Consequently, iPower Cayman, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of WIPO.

The ownership structure prior to Reorganization and after the completion of Reorganization are illustrated as follows:

After the Completion of Reorganization

With respect to the risk relating to the Reorganization, please see Item 3: Key Information—D. Risk Factors—Risk Related to Reorganization”

B. Business Overview

Overview

We conduct our business primarily through our PRC subsidiary with our leased facilities in Shanghai. Our leased facilities in Shanghai are primarily used for research and development, product testing and customer demonstration rather than large-scale productions. Our operations in China are governed by PRC laws and regulations. As of the date of this Registration Statement on Form 20-F, our PRC subsidiary has obtained the business licenses issued by the Market Supervision Administration department of Shanghai Qingpu District, Zhejiang Jiaxing district, being all licenses, permits, and registrations from the PRC government authorities that are required for our business operations under current PRC laws, regulations and rules, and such licenses, permits, and registrations have not been revoked by any PRC government authorities.

We are a high-power wireless charging technology company focused on the development, commercialization, and deployment of advanced wireless power solutions for electric vehicles (“EVs”), intelligent transportation systems, industrial automation applications, and AI-enabled infrastructure. Our products are mainly applied in four major market applications: electric vehicle applications, industrial applications, robot applications, and water-related applications. As a technology-driven company that focuses primarily on research and development, system design, software, intellectual property, and commercialization of high-power wireless charging solutions, we do not manufacture the majority of our finished hardware products in-house; instead, we rely substantially on third-party manufacturers and related parties for the production of fully assembled wireless charging products and system.

Our technologies are designed to support efficient, intelligent, and scalable wireless charging applications across multiple industries. We believe wireless charging technologies may improve operational efficiency, automation capability, convenience, and system durability relative to traditional plug-in charging systems. Our operations are conducted primarily in the People’s Republic of China (“PRC”).

Our wireless charging technologies are designed to support high-efficiency wireless energy transmission through advanced inductive and magnetic resonance architectures. Our systems may incorporate:

●	high-power wireless charging modules,

●	intelligent charging alignment technologies,

●	charging management software,

●	thermal management systems,

●	power conversion systems,

●	communication modules,

●	and integrated safety monitoring technologies.

We focus our research and development activities on improving charging efficiency, alignment tolerance, charging stability, thermal performance, electromagnetic compatibility, and scalability.

We believe wireless charging systems may become increasingly important in intelligent mobility and autonomous operational environments because they can reduce reliance on manual charging interfaces and support automated charging functionality.

Wireless Intelligent Power Systems are high-power autonomous wireless charging solutions that provide safe, efficient, and contactless energy transfer for electric vehicles, robotics, marine applications, and industrial electrification. These systems utilize 3rd- and 4th-generation wireless charging technologies, including Focused Resonant Array and Magnetic Cyclone methods, integrated with liquid cooling, high-temperature superconducting components, and AI-driven automation. They support ultra-fast charging capabilities, fully automatic contactless operation, and real-time battery safety monitoring. The solutions apply to commercial and passenger electric vehicles, autonomous vehicles, humanoid and industrial robots, AGVs, forklifts, port automation equipment, and marine vessels. Configurations include dual-mode (wired and wireless) charging stations, mobile energy storage platforms, and specialized wireless charging infrastructure such as robot charging carpets.

Our Products

We are committed to providing high-power wireless charging system products and solution for electric vehicles and high-end intelligent equipment, such as AI robots and AGVs. Our products utilize advanced Focused Resonance Array Wireless Charging Technology, providing long-distance charging capability, high charging efficiency, low electromagnetic radiation, and intelligent charging management. We possess one of the strongest technological advantages in the PRC’s high-power wireless charging sector through its proprietary Focused Resonant Array Technology and Magnetic Cyclone Technology. We have mastered these technology and solution, enabling ultra-high power, longer transmission distances, and higher efficiency. Combined with liquid cooling systems, high-temperature superconducting materials, and 50% equipment size reduction, We achieve industry-leading performance in power density, charging speed (300 km driving range in 5 minutes), and compactness- capabilities that few competitors can match.

The solutions apply to commercial and passenger electric vehicles, autonomous vehicles, sports car, sightseeing car, 2-wheeled vehicle, 600KW wireless supercharging product, humanoid and industrial robots, AGVs, forklifts, port automation equipment, and marine vessels. Configurations include dual-mode (wired and wireless) charging stations, mobile energy storage platforms, and specialized wireless charging infrastructure such as robot charging carpets.

Our products are mainly applied in four major market applications: electric vehicle applications, industrial applications, robot applications, and water related applications. We have developed the 120-180kW wireless fully automatic charging pile, marking a significant milestone as a pioneer in high-power wireless charging technology in China. Leveraging its proprietary Focusing Resonant Array wireless charging technology, Our system delivers industry-leading performance in power output, efficiency, and intelligence. Key highlights include:

●	High-Power Capability: Supports 120-180kW (with demonstrated capabilities extending to 60kW, 256kW, and beyond in port and heavy-duty applications), enabling rapid charging for buses, logistics vehicles, AGVs, and heavy equipment.

●	Fully Automatic Alignment: Advanced intelligent positioning and automatic alignment technology ensure seamless, hands-free charging, ideal for autonomous driving and unmanned scenarios.

●	Wireless + Wired Dual-Mode: Patented dual-mode design provides flexible deployment options, combining the convenience of wireless charging with the reliability of traditional wired systems.

●	Superior Efficiency and Safety: High charging efficiency, low electromagnetic radiation, foreign object detection (FOD), and robust safety features meet stringent industry standards.

I.	Wireless Charging System Product

The wireless charging system adopts advanced focused resonance array technology, enabling efficient energy transfer with reduced electromagnetic interference. The system supports automatic authentication, automatic start/stop functions, intelligent cluster management, and zero standby power consumption technology. The products support RS485 or CAN communication protocols, IP65/IP68 protection ratings, online software upgrades, intelligent monitoring, and real-time charging status display.

➢	48V–96V Wireless Charger System

11 KW Receiver Controller	150W Receiver Board Receiver Control Box

This product line is designed for AGVs, electric vehicles, golf carts, sightseeing vehicles, electric forklifts, robots, and other industrial electric equipment. The systems support wireless and wired dual-mode charging and are compatible with lithium batteries, LiFePO4 batteries, and lead-acid batteries. Charging efficiency exceeds 93%. The product is compatible with 20-600AH batteries or battery packs.

➢	96V–240V Wireless Charger System
All-in-one Wireless Charging Floor Unit	Wireless Charging Split-Style Car Controller

This high-voltage wireless charging series supports fast charging, normal charging, and battery maintenance charging modes. Intelligent five-stage charging improves battery life and system reliability. The systems include optional Bluetooth, WiFi, voice control, CAN2.0 communication, and solar charging interfaces. The product is compatible with lithium batteries, lithium iron phosphate batteries, and lead-acid batteries.

➢	7KW/11KWV Split-type wireless charger

Ground Terminal Launcher	In-car Receiver Board

This product is mainly used in car chassis parts or places with limited external space. It mainly separates the receiving part on the vehicle end from the receiving controller to reduce dependence on space.

➢	Power Lithium Battery

Our power lithium batteries feature overcharge, over-discharge, overcurrent, balancing, and temperature protection functions. The battery systems support wireless fast and slow charging and optional RS485/CAN communication interfaces.

II.	Wireless/Cable Dual-Mode Charging Stations

Our "wireless + wired" dual-mode charging pile is a next-generation solution specifically designed to support the automation, connectivity, and intelligence trends in new energy vehicles. It integrates state-of-the-art high- voltage and liquid-cooled charging capabilities with globally advanced wireless charging technology. This dual-mode charging pile can serve three primary functions: independently replacing traditional wired chargers for existing EV charging needs; partially upgrading to wireless charging to meet the requirements of smart EVs; or being fully upgraded to wireless charging to accommodate future developments in vehicle automation, connectivity, and intelligence.

Our wireless dual-mode charging stations represent the most cost-effective and upgradeable charging solutions in the industry. When equipped solely with wired charging functionality, these stations outperform leading established brands significantly while maintaining comparable pricing. When featuring both wired and wireless charging capabilities, their price increases by only 40% compared to wired models, saving users 60% on upgrade costs.

➢	WIPO-DUMOD Dual-mode Series 1 and Series 2

The innovative rectifier module technology achieves a power factor of up to 99%, an efficiency of up to 98%, a wide voltage rage, and supports high voltage charging. It can be upgraded to a smart wireless charging station according to requirements, supporting 50% or 100% upgrades. The wireless charging transmitter board is made of aluminum alloy, offering rust resistance, pressure resistance, water resistance, and corrosion resistance. Compatible with both old and new national standards. It automatically adjusts voltage according to vehicle model and is suitable for all nationally certified electric vehicles.

➢	WIPO-J7K AC Pile Series (with one charger)

It has an IP54 industrial-grade protection rating. It features protection against surge, short circuit, overcurrent, overheating, undervoltage, and leakage current. It is compatible with 99% of vehicles on the market. It supports 4G, WiFi, Bluetooth, and Wi-Fi networking, and charging can be performed by scanning a QR ode via the app, WeChat office account, or mini program. It is suitable for outdoor environments with high temperatures, high humidity, and high dust levels, as well as parking areas in high-rise residential complexes, office buildings, large shopping malls, hotels and other public venues.

➢	WIPO-J14K Exchangeable charging pile (with two chargers)

This product is designed as modern aesthetic with tempered glass panels (metal/plastic housing), it has double-chargers with 2*32A dual-barrel design for significant cost reduction. It also has an IP54 protection rating, it features protection against overheating, overload, leakage current, and over/under voltage. It supports payment methods such as WeChat QR code and IC cards for convenient operation.

➢	WIPO-DHDC Pole Series (Double Gun Type)

It features cutting-edge rectifier module technology, it achieves a power factor of up to 99% and an efficiency of up to 95%, a wide output voltage rage. It integrates Ethernet and 4G communication, enables real-time communication with the backend, supports multiple platforms and is compatible with modules from various brands.

➢	WIPO-K Specialized Piles Series for Large Trucks

This product is specifically developed and designed for large new energy buses and dump trucks, supporting dual-charger simultaneous charging for a single vehicle. It has high output efficiency and high-power capacity, with a voltage range 150-750V and a constant power range of 400-750V. It is equipped with protection functions including lightning protection, over-temperature protection, over under voltage protection, overload protection, short-circuit and leakage current protection, as well as battery reverse connection prevention. It features protection functions including lighting protection, overtemperature protection, over under voltage protection, overload protection, short-circuit and leakage current protection, as well as battery reverse connection prevention.

➢	WIPO-YH Special Pile Series for Mineral Resources in Plateau Areas

This product is designed for large mining trucks, heavy-duty trucks, rail vehicles, and dump trucks operating in high-altitude regions with new energy technologies, this system supports simultaneous charging of one or two vehicles using dual-chargers and is compatible with mining environments at elevations up to 4000 meters. It has high output efficiency and high-power capacity, with a voltage range 150-1000V and a constant power range of 300-1000V. It features protection functions including lighting protection, overtemperature protection, over under voltage protection, overload protection, short-circuit and leakage current protection, as well as battery reverse connection prevention.

III.	Wireless Liquid-Cooled Superconducting Super-Charging Device

The advantage of Wireless Liquid-Cooled Super-Charging Device is dramatically improvement in power density, reduces equipment size (up to 50%), and lower costs. It is suitable for various vehicles, with a maximum output of 600kw, covering 1 kilometer per second and achieving 300 kilometers of range in just 5 minutes. It has high output efficiency, high power capacity, with a voltage range of 150-1000V. It is equipped with protection functions including lightning protection, over-temperature protection, over under voltage protection, overload protection, short-circuit and leakage current protection, as well as battery reverse connection prevention. Our Wireless Liquid-Cooled Super-Charging Device is regarded as being among the leading products in the PRC market in terms of charging speed, power output and safety performance.

IV.	Solar Energy Storage and Charging Cabinet

Our solar energy storage super-fast charging cabinet products are intelligent super charging cabinets integrating photovoltaic power generation, peak valley energy storage, super-fast charging, super wireless fast charging, super UPS, lithium battery detection and lithium battery maintenance. A fast-charging cabinet can be equipped with 10-20 charging ports to form a standard super-fast charging station. The productions include WIPO-SSCC-800 Photovoltaic Energy Storage Super-Fast Charging Cabinet and WIPO-SSCC-500 Photovoltaic Energy Storage Super-Fast Charging Cabinet and Charging Stat- ion

V.	Wireless + Wired Mobile Energy Storage Charging

This product is a mobile energy storage system with on-site charging capabilities. The system has evolved from passive to active charging services, shifting from vehicles locating charging stations to stations identifying vehicles, allowing charging at any parking location. It features the functions including Low-point storage, photovoltaic energy storage, wind power energy storage. It can harness the potential of distributed renewable energy and reduce electricity costs.

Lab	Lab

-Robotic Applications

As of the date of this Registration Statement, wireless charging products, including WXT-1000W and WXT-2000W wireless charging carpet products for charging embodied robots have not yet been sold to the market, and we expect to launch such products in late year 2026, which includes wireless charging carpets and infrastructure for humanoid robots, service robots, industrial robots, and embodied AI systems.

Our Technology

Wireless Intelligent Power Systems are high-power autonomous wireless charging solutions that provide safe, efficient, and contactless energy transfer for electric vehicles, robotics, marine applications, and industrial electrification. These systems utilize 3rd- and 4th-generation wireless charging technologies, including Focused Resonant Array and Magnetic Cyclone methods, integrated with liquid cooling, high-temperature superconducting components, and AI-driven automation. They support ultra-fast charging capabilities, fully automatic contactless operation, and real-time battery safety monitoring. The solutions apply to commercial and passenger electric vehicles, autonomous vehicles, humanoid and industrial robots, AGVs, forklifts, port automation equipment, and marine vessels. Configurations include dual-mode (wired and wireless) charging stations, mobile energy storage platforms, and specialized wireless charging infrastructure such as robot charging carpets.

The main technologies that we have are highlighted below:

●	3rd Generation (Focused Resonant Array): High-efficiency (90–95%) resonant energy transfer over meter-scale distances;

●	4th Generation (Magnetic Cyclone Technology): Creates a “magnetic vortex” for ultra-high power (MW-class) and long-distance transmission (10 km+), with improved efficiency, extended range, and reduced radiation compared to previous generations.

The advantages that our 3rd generation and 4thgeneration wireless charging technologies have, compared to first generation electromagnetic coupling technology and second-generation electromagnetic resonance technology are summarized in the following tabular format:

Our focused resonant array wireless charging technology surpasses all indicator of second-generation wireless technologies.

We have the advanced testing platform in China:

●	Liquid Cooling & Superconducting Innovations: Dramatically increase power density, reduce equipment size (up to 50%), and lower costs.

●	AI & Automation: Battery Shield AI for real-time safety monitoring, intelligent positioning, and fully automatic contactless charging with zero manual intervention.

●	Dual-Mode & Mobile Solutions: Combined wired/wireless stations and Charbot mobile energy storage for flexible, on-site charging.

We have more than 50 patents and patent applications, and our products have all independent intellectual property rights, we also own more than 20 software copyrights.

Our technologies can be used very broadly, and the primary applications are summarized as follows:

Primary Application Domains

Electric Vehicles	● Commercial vehicles, passenger cars, autonomous buses, and mixed fleets via dual-mode stations and ultra-fast charging.
Robotics	● Wireless charging carpets and infrastructure for humanoid robots, service robots, industrial robots, and embodied AI systems.
AGVs & Forklifts	● Automated guided vehicles and material handling equipment in intelligent warehousing and logistics.
Marine & Port Applications	● Port automation, underwater vehicles, ships, and harbor equipment.
Broader Electrification	● Distributed energy storage, solar/wind integration, and mobile energy platforms.

Source: Frost & Sullivan

The sample applications cases are illustrated as follows:

Research and Development

We believe continuous technological innovation is the most critical success factor in this industry. Leading companies must maintain substantial R&D investment to advance third and fourth-generation wireless charging technologies, improve energy efficiency, increase transmission distance and power density, and enhance AI-driven intelligent control and safety systems. Key focus areas include liquid cooling technology, superconducting materials, electromagnetic field optimization, and Battery Shield AI safety systems. We strive to rapidly iterate core technologies, secure patents, and develop customized solutions for different applications (EVs, robotics, ports) and maintain technological leadership, meet evolving customer requirements, and establish strong differentiated competitive advantages.

Intellectual Property

We have more than 50 patents and patent applications and more than 20 software copyrights. We seek to protect our technologies and proprietary information through patents, trade secrets, know-how, confidentiality agreements, and other intellectual property protections.

The wireless charging industry is highly patent-intensive, and participants frequently engage in licensing discussions and intellectual property disputes.

Our intellectual property strategy may include protection relating to:

●	wireless power transfer technologies,

●	intelligent alignment systems,

●	charging control systems,

●	power conversion technologies,

●	thermal management,

●	and communication protocols.

Our intellectual property is listed below:

No.	Type	Name	Right Holder	Registration mark	Date of record	Protection period until
1	Invention Patent	Development of UAV Air Charging Equipment and Its Charging Method	WIPO (Shanghai) New Energy Technology Co. Ltd.	CN202410354167.1	27-Mar-24	26-Mar-34
2	Invention Patent	A Method for Fully Automatic Startup of In - Motion Wireless Charging Equipment for Electric Vehicles	WIPO (Shanghai) New Energy Technology Co. Ltd.	CN202310605210.2	26-May-23	25-May-33
3	Invention Patent	A Wireless Charging Equipment and Method for UAV Swarms in High-Altitude High-Speed Flight	WIPO (Shanghai) New Energy Technology Co. Ltd.	CN202210907586.4	29-Jul-22	28-Jul-42
4	Invention Patent	A Wireless Battery Pack System and Method for In-Motion Charging of New Energy Vehicles	WIPO (Shanghai) New Energy Technology Co. Ltd.	CN115871482B	2-Feb-23	1-Feb-43
5	Invention Patent	A robot for conveniently positioned charging and energy storage, and its charging method	WIPO (Shanghai) New Energy Technology Co. Ltd.	CN202411118743.9	15-Aug-24	14-Aug-44
6	Invention Patent	Humanoid Robot Wireless Charging System and Its Charging Method	WIPO (Shanghai) New Energy Technology Co. Ltd.	ZL 202411621171.6	14-Nov-24	14-Nov-44
7	Utility Model Patent	A multifunctional wireless charging pile system for electric vehicles	WIPO (Shanghai) New Energy Technology Co. Ltd.	ZL 201520255184.6	26-Apr-15	25-Apr-25
8	Utility Model Patent	A Energy-Storage-Integrated Ultra-Fast Charging Pile and Station for Electric Vehicles	WIPO (Shanghai) New Energy Technology Co. Ltd.	ZL 201520323244.3	19-May-15	18-May-25
9	Utility Model Patent	An intelligent charging device	WIPO (Shanghai) New Energy Technology Co. Ltd.	ZL 201721202416.7	9-Sep-17	8-Sep-27
10	Utility Model Patent	A Smart Charging Device	WIPO (Shanghai) New Energy Technology Co. Ltd.	ZL 201721871794.4	28-Dec-17	27-Dec-27
11	Utility Model Patent	A Vehicle-Mounted Bracket-Type Wireless Charging Combination Structure	WIPO (Shanghai) New Energy Technology Co. Ltd.	ZL 201820926576.4	15-Jun-18	14-Jun-28
12	Utility Model Patent	A Detachable Fast - Heat - Dissipation Charger	WIPO (Shanghai) New Energy Technology Co. Ltd.	ZL 201720683673.0	13-Jun-17	12-Jun-27
13	Utility Model Patent	A Heat Dissipation Structure for Charger	WIPO (Shanghai) New Energy Technology Co. Ltd.	ZL 201720715195.7	20-Jun-17	19-Jun-27
14	Utility Model Patent	A Marine Wireless Charging System	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202221130341.7	5-May-22	4-May-32
15	Utility Model Patent	Electric Underwater Thruster Detection System	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202220234371.6	27-Jan-22	26-Jan-32
16	Utility Model Patent	A Wireless Charging Positioning Device for New - energy Vehicles	WIPO (Shanghai) New Energy Technology Co. Ltd.	CN202220152851.8	20-Jan-22	19-Jan-32
17	Utility Model Patent	A Vehicle - mounted Wireless Charger with Auxiliary Structure	WIPO (Shanghai) New Energy Technology Co. Ltd.	CN202220152397.6	20-Jan-22	19-Jan-32
18	Utility Model Patent	A Deep - water Navigation and Positioning Device	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202220127080.7	19-Jan-22	18-Jan-32
19	Utility Model Patent	A Mobile Wireless Charging Device for New Energy Vehicles	WIPO (Shanghai) New Energy Technology Co. Ltd.	CN202220122327.6	18-Jan-22	17-Jan-32
20	Utility Model Patent	A wireless charging device for new energy vehicles with a protective structure	WIPO (Shanghai) New Energy Technology Co. Ltd.	CN202220122290.7	18-Jan-22	17-Jan-32
21	Utility Model Patent	Deepwater Sealed Cabin	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202123437739.3	31-Dec-21	30-Dec-31
22	Utility Model Patent	An Underwater Resonant Wireless Charging System and Underwater Operation Equipment	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202122603153.3	28-Oct-21	27-Oct-31

No.	Type	Name	Right Holder	Registration mark	Date of record	Protection period until
23	Utility Model Patent	Phase-Controlled Electromagnetic Motion Unit with Dynamic Force Feedback for Flexible Octopus-Inspired Biomimetic Manipulator	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202122603711.6	28-Oct-21	27-Oct-31
24	Utility Model Patent	A Smart Underwater Robot	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202122590068.8	26-Oct-21	25-Oct-31
25	Utility Model Patent	Underwater Work Robot	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202122238259.8	15-Sep-21	14-Sep-31
26	Utility Model Patent	Simulation Device for Working Environment of Underwater Wireless Charging Equipment	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202122238691.7	15-Sep-21	14-Sep-31
27	Utility Model Patent	An attitude control device for underwater robots	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202122043073.7	27-Aug-21	26-Aug-31
28	Utility Model Patent	A smart battery for underwater robots	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202122041837.9	27-Aug-21	26-Aug-31
29	Utility Model Patent	A Novel Smart Underwater Robot with Dual Thrusters	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202121627718.5	19-Jul-21	18-Jul-31
30	Utility Model Patent	A Smart Underwater Robotic Swarm System with Wireless Charging for Long-Term Operation	WIPO (Shanghai) New Energy Technology Co. Ltd.	CN202120152283.7	20-Jan-21	19-Jan-31
31	Utility Model Patent	A Six-Degree-of-Freedom (6DoF) Precision Imaging, Recognition, and Localization Device for Deep-Sea Exploration	WIPO (Shanghai) New Energy Technology Co. Ltd. and Beiwei Robotics Technology (Shanghai) Co., Ltd.	CN202120112112.1	16-Jan-21	15-Jan-31
32	Software Copyright	11kW Onboard Wireless Communication System V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2019SR0574105	5-Jun-19	1-Dec-69
33	Software Copyright	7.5kW Onboard Wireless Communication System V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2019SR0574094	5-Jun-19	1-Dec-69
34	Software Copyright	Robot Wireless Communication System V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2019SR0574112	5-Jun-19	1-Dec-69
35	Software Copyright	Wipo New Energy Vehicle European Standard Wireless Charging Management System Software V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0179700	26-Feb-20	1-Dec-69
36	Software Copyright	Wipo New Energy Vehicle CAN Bus Control System Software V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0179705	26-Feb-20	1-Dec-69
37	Software Copyright	Wipo Wireless GPRS-based Electric Vehicle Charging Pile Control System Software V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0181699	26-Feb-20	1-Dec-69
38	Software Copyright	Wipo New Energy Vehicle Wireless Charging System Software V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0181150	26-Feb-20	1-Dec-69
39	Software Copyright	Wipo Wireless Charging Equipment Comprehensive Efficiency Optimization Management System Software V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0177409	26-Feb-20	1-Dec-69
40	Software Copyright	Wipo AGV Wireless Charging System Software V2.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0177421	26-Feb-20	1-Dec-69
41	Software Copyright	Wipo UAV Wireless Charging System Software V2.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0177415	26-Feb-20	1-Dec-69
42	Software Copyright	Wipo New Energy Vehicle American Standard Wireless Charging Management System Software V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0177434	26-Feb-20	1-Dec-69

No.	Type	Name	Right Holder	Registration mark	Date of record	Protection period until
43	Software Copyright	Wipo Wireless New Energy Vehicle Power Management System V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0177427	26-Feb-20	1-Dec-69
44	Software Copyright	Wipo Wireless and Wired Dual-mode Charging Control System V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0177446	26-Feb-20	1-Dec-69
45	Software Copyright	Wipo Wireless Electric Vehicle Composite Power Energy Management System Software V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0177325	26-Feb-20	1-Dec-69
46	Software Copyright	Wipo Electric Vehicle Wireless Charging System Software V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0193471	28-Feb-20	1-Dec-69
47	Software Copyright	Wipo Wireless Electric Vehicle Smart Charging System Software V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0177319	26-Feb-20	1-Dec-69
48	Software Copyright	Wipo Wireless Electric Vehicle Charging Station Operation Management System Software V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2020SR0177331	26-Feb-20	1-Dec-69
49	Software Copyright	Phase Array Control Algorithm System for Wireless Charging V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2021SR2111991	23-Dec-21	Indefinite
50	Software Copyright	Wireless Charging Embedded Information Control System for New Energy Vehicles V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2021SR2164630	27-Dec-21	Indefinite
51	Software Copyright	Robot Wireless Charging Control Background System V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2021SR2158728	26-Dec-21	Indefinite
52	Software Copyright	Underwater Resident Robot Cluster Wireless Charging Control Management System V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2021SR2158611	26-Dec-21	Indefinite
53	Software Copyright	Wireless Charging Multi-gear Conversion and Control System V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2021SR2112008	23-Dec-21	Indefinite
54	Software Copyright	Wireless Charging Positioning and Control System for Hovering UAVs V1.0	WIPO (Shanghai) New Energy Technology Co. Ltd.	2021SR2112002	23-Dec-21	Indefinite

Our Supplier

We source certain wireless charging products, such as wireless charging modules, from a handful core suppliers, the key suppliers include Jiaozuo Wipo New Energy Technology Co., Ltd and Shanghai Chuangqiying Energy Technology Co., Ltd, for the fiscal year of 2025, the components that we source from these two suppliers represent approximately 90% of our sourcing needs. These components are general commodities, the risk relating to sourcing of these components is relatively low. However, Jiaozuo Wipo New Energy Technology Co., Ltd is under the common control of our founder and our CEO, Dr. Yuejin Liu. Because Jiaozuo Wipo New Energy Technology Co., Ltd is a related party, potential conflicts of interest may arise due to the fact that we and Jiaozuo Wipo, our primary supplier, are under the common control. These conflicts of interest include, but not limited to, the lack of our capacity to independently negotiate transactions terms with our primary supplier, Jiaozuo Wipo, such as quantities purchased, pricing, and payment/financing terms, and the terms of supply-purchase arrangements may not be on an arm-length basis, there may exist the risk that our operations, financial conditions and the results of operations may be materially and adversely affected. Please see in “Item 3. Key Information—D. Risk Factors—Risk related to our concentrated suppliers which are under the common control of our Founder, Dr. Yuejin Liu.”

Our End-User Customers

Our selected high-profile customers include Shaanxi Automobile Group, Jinlong Automobile, Suzhou Autonomous Driving Bus, Zhenhua Group, SAIC Group, Shenzhen Bus New Energy Co. Ltd.

Our Competitiveness

The China Wireless Intelligent Power Systems market, which serves New Energy Vehicles (NEV), robots, AGVs, industrial equipment, and other specialized applications, is currently in the early commercialization stage. The market is experiencing rapid development and is expected to achieve strong growth in the coming years, driven by the expansion of Robotaxi fleets, smart factories, and industrial automation.

Competition is clearly segmented: industrial and AGV applications are led by companies with strong delivery track records, while the NEV and Robotaxi segments are more influenced by players with deep automotive OEM relationships. Technology differentiation, particularly in areas such as long-distance transmission, efficiency, and safety systems, remains a critical competitive factor.

In 2025, the Wireless Intelligent Power Systems market in the PRC is moderately concentrated with the top 5 service providers represented approximately 15.7% of market shares in terms of revenue. The Group is the fourth largest services provider with the revenue of RMB179.6 million in 2025, accounting for the market share of 2.0% of the overall Wireless Intelligent Power Systems market in the PRC.

Source: Frost & Sullivan

Our Competitive Edges

Technological Leadership in Advanced Wireless Charging: We possess one of the strongest technological advantages in The PRC’s high-power wireless charging sector through its proprietary 3rd and 4th-generation technologies. We have mastered Focused Resonant Array and Magnetic Cyclone technologies, enabling ultra-high power, longer transmission distances, and higher efficiency. Combined with liquid cooling systems, high-temperature superconducting materials, and 50% equipment size reduction, We achieve industry-leading performance in power density, charging speed (300 km driving range in 5 minutes), and compactness — capabilities that few competitors can match.

Comprehensive Product Portfolio and Application Coverage: We stand out with a broad and integrated product ecosystem that addresses multiple high-value applications. Its offerings include dual-mode (wired + wireless) charging stations, mobile energy storage platforms (Charbot), wireless charging carpets for humanoid robots, and high-power solutions for commercial vehicles, autonomous buses, AGVs, and port equipment. This full-spectrum portfolio allows us to serve diverse downstream sectors including electric vehicles, robotics, intelligent logistics, and marine automation, providing significant cross-selling and bundled solution advantages over single-application competitors.

Strong Track Record and Commercial Deployments: We have established a clear first-mover advantage through proven large-scale commercial deployments. Notable projects include wireless charging systems for the 14th National Games, Suzhou autonomous buses, and Zhenhua Port automation. Strategic partnerships with major industry players such as SAIC Group, Jinlong Bus, and Shaanxi Auto further strengthen our market credibility and provide valuable real-world performance data, giving us a significant edge in winning new government and enterprise tenders.

AI-Driven Safety and Intelligent Automation: Our Battery Shield AI Safety System and fully autonomous contactless charging technology represent a major competitive differentiator. By integrating real-time battery health monitoring, intelligent positioning, and thermal runaway prevention, We deliver superior safety and operational reliability. This AI capability is particularly critical for high-power applications in commercial fleets, robotics, and ports, where safety and zero-downtime performance are paramount.

Strong Policy Alignment and Industry Recognition: We benefit from official recognition as having “internationally leading” technology by The PRC’s Ministry of Science and Technology. Its alignment with national strategies such as “Made in The PRC 2025,” new energy vehicle development, and smart port construction positions the company favorably for policy support, subsidies, and large-scale infrastructure projects. This strategic positioning creates a significant barrier for late entrants and enhances our access to key resources and partnerships.

A Pioneer in China’s High-Power Wireless Charging Technology

We have developed the 120-180kW wireless fully automatic charging pile, marking a significant milestone as a pioneer in high-power wireless charging technology in China. Leveraging its proprietary third-generation “Focusing Resonant Array” wireless charging technology, the Group’s system delivers industry-leading performance in power output, efficiency, and intelligence. Key highlights include:

●	High-Power Capability: Supports 120-180kW (with demonstrated capabilities extending to 60kW, 256kW, and beyond in port and heavy-duty applications), enabling rapid charging for buses, logistics vehicles, AGVs, and heavy equipment.

●	Fully Automatic Alignment: Advanced intelligent positioning and automatic alignment technology ensure seamless, hands-free charging, ideal for autonomous driving and unmanned scenarios.

●	Wireless + Wired Dual-Mode: Patented dual-mode design provides flexible deployment options, combining the convenience of wireless charging with the reliability of traditional wired systems.

●	Superior Efficiency and Safety: High charging efficiency, low electromagnetic radiation, foreign object detection (FOD), and robust safety features meet stringent industry standards.

Industry Review

The wireless charging industry has experienced rapid technological development in recent years due to increased electrification, growth in EV adoption, expansion of automation technologies, and demand for intelligent infrastructure.

Industry growth drivers include:

●	increasing EV penetration,

●	growth of autonomous systems,

●	expansion of industrial automation,

●	semiconductor technology advances,

●	and increasing demand for convenience-oriented charging solutions.

The industry remains highly competitive and technologically dynamic.

The China Wireless Intelligent Power Systems market, which serves New Energy Vehicles (NEV), robots, AGVs, industrial equipment, and other specialized applications, is currently in the early commercialization stage. The market is experiencing rapid development and is expected to achieve strong growth in the coming years, driven by the expansion of Robotaxi fleets, smart factories, and industrial automation.

Competition is clearly segmented: industrial and AGV applications are led by companies with strong delivery track records, while the NEV and Robotaxi segments are more influenced by players with deep automotive OEM relationships. Technology differentiation, particularly in areas such as long-distance transmission, efficiency, and safety systems, remains a critical competitive factor.

In 2025, the Wireless Intelligent Power Systems market in the PRC is moderately concentrated with the top 5 service providers represented approximately 15.7% of market shares in terms of revenue. We are the fourth largest services provider with the revenue of RMB179.6 million in 2025, accounting for the market share of 2.0% of the overall automotive testing solutions market in the PRC.

Source: Frost & Sullivan

We believe we are capable of maintaining our leadership position in the booming Chinese market and we are well positioned to capitalize on our sustainable first mover advantages and success in China to become a global leader in wireless charging services.

We have adopted an asset-light business model that allows for accelerated expansion and growth. We offer a comprehensive suite of wireless charging solutions that mainly serves charging station operators, charger manufacturers, NEV OEMs and end-users, and also benefits other stakeholders along the wireless charging industry value chain:

The upstream segment of the Wireless Intelligent Power Systems value chain in The PRC focuses on foundational technologies, advanced materials, and core components. It encompasses the research and development of high-temperature superconductors, high-performance magnetic materials, silicon carbide (SiC) and gallium nitride (GaN) power semiconductors, and specialized resonant coils. Key activities include the innovation of 3rd and 4th-generation wireless charging technologies (Focused Resonant Array and Magnetic Cyclone), AI-driven control algorithms, liquid cooling systems, and advanced safety technologies such as the Battery Shield AI system. Domestic suppliers also specialize in manufacturing precision components including high-frequency power modules, intelligent positioning sensors, and high-efficiency power converters.

The midstream segment serves as the core manufacturing and system integration layer. This stage involves the design and integration of complete wireless charging solutions, combining power electronics, thermal management, communication modules, and intelligent control systems. Major activities include large-scale equipment manufacturing and assembly of wireless charging pads, power cabinets, dual-mode (wired + wireless) stations, mobile charging robots (Charbot), and specialized wireless charging carpets for robots. Rigorous testing, certification, quality control, and compliance with electromagnetic compatibility and safety standards are also critical midstream activities to ensure high reliability and performance.

The downstream segment covers application deployment, end-user solutions, and operational services. It includes customized project integration and large-scale deployment of Wireless Intelligent Power Systems solutions in electric commercial vehicles, autonomous bus fleets, intelligent warehouses, ports, and robotics hubs. Primary end-user applications span commercial and passenger EVs, humanoid and industrial robots, AGVs/AMRs, forklifts, port automation equipment, and marine vessels. Downstream activities also encompass operation and maintenance services, remote monitoring, predictive maintenance, AI-based energy optimization, and innovative business models such as Charging-as-a-Service (CaaS).

Source: Frost & Sullivan

Market Size of Wireless Charging Solutions in the PRC

From 2021 to 2025, China’s wireless charging market recorded a rapid growth at a CAGR of 36.2%, mainly propelled by consumer electronics such as smartphones, wearables, and accessories. Market size increased from approximately RMB4,500.0 million in 2021 to RMB15,500.0 million in 2025. The growth is driven by rapid smartphone penetration with wireless charging support, strong consumer demand for convenient cable-free solutions, continuous technological improvements, and government policies under the “Made in China 2025” initiative. Consumer electronics accounted for over 80% of the market throughout this period, while high-power applications remained minimal.

Between 2026 and 2030, the market is expected to grow at a CAGR of 21.9%, reaching RMB42,000.0 million by 2030. Growth will diversify beyond consumer electronics into automotive (EV infrastructure and in-car charging), robotics, AGVs, and public applications. This acceleration will be driven by the rapid adoption of new energy vehicles, advancements in high-power wireless technologies, supportive regulations for electrification and automation, rising disposable incomes, and urbanization. By 2030, China is projected to strengthen its position as a global leader in wireless charging across both consumer and industrial segments.

Source: Frost & Sullivan

Market Size of Wireless Intelligent Power Systems in the PRC

Wireless Intelligent Power Systems refer to the high-power autonomous wireless charging solutions for EVs, robotics, AGVs, ports, and marine applications. During 2021–2025, the market for Wireless Intelligent Power Systems remained in an early commercialization phase in China. Market size grew from a very small base of roughly RMB1,800.0 million in 2021 to RMB9,000.0 million by 2025 at a CAGR of 49.5%. Growth was primarily driven by government-supported pilot projects in autonomous buses, port automation (e.g., Zhenhua Port), intelligent warehousing, and early AGV deployments in manufacturing. Strong policy backing under “Made in China 2025,” new energy vehicle (NEV) infrastructure initiatives, and smart manufacturing programs accelerated R&D and limited commercial deployments. Consumer electronics still accounted for the vast majority of the broader wireless charging market, while high-power WIPS represented only a small but strategically important niche.

From 2026 to 2030, the Wireless Intelligent Power Systems market in China is projected to grow at a CAGR of approximately 35.2%, reaching RMB43,500.0 million by 2030. This accelerated expansion will be driven by large-scale deployment of electric commercial vehicles and autonomous fleets, rapid growth in humanoid and industrial robots, widespread adoption of AGVs/AMRs in smart logistics and factories, and increasing port and marine automation. Key enablers include declining costs from technological advancements in liquid cooling, AI automation, and 3rd/4th-generation wireless systems, supportive government policies, and rising demand for contactless, high-efficiency charging solutions. China’s global leadership in EVs, robotics, and smart infrastructure further positions WIPS as a critical enabler for nationwide electrification and intelligent automation.

Source: Frost & Sullivan

Downstream Analysis - New Energy Vehicle Sales Volume in the PRC

NEV sales volume in the PRC increased from 3.5 million units in 2021 to 16.5 million units in 2025, at a CAGR of 47.4% from 2021 to 2025. In 2025, NEV sales volume in the PRC reached 16.5 million units with penetration crossing 50.0% for the first time, marking the historic moment when NEVs surpass traditional internal-combustion-engine vehicles. Growth will then moderate but remain strong, reaching 32.0 million units by 2030, by which point NEVs are expected to account for more than 75.0% of all new automobiles in the PRC. This surge in demand for NEV has been powered by aggressive government subsidies, tax exemptions, trade-in programs, unlimited license-plate privileges in major cities, and a mandatory NEV credit system that effectively forced every automaker to electrify.

Source: Frost & Sullivan

Downstream Analysis - Market Size of AI Robots in the PRC

Between 2021 and 2025, The PRC’s AI Robots market expanded significantly from RMB100.0 billion in 2021 to RMB450.0 billion by 2025 at a CAGR OF 45.6%. This growth was primarily driven by strong demand for industrial automation, labor shortages, and national policies such as “Made in The PRC 2025,” which supported smart manufacturing and logistics. Industrial robots and service robots dominated the market, while early deployments of humanoid and embodied AI robots began to emerge, supported by technological advancements in AI and rising investment in intelligent systems.

From 2026 to 2030, the market is expected to surge at a CAGR of 48.1%, reaching RMB3,250.0 billion by 2030. This rapid expansion will be fuelled by the mass adoption of humanoid robots, widespread use of AGVs/AMRs in smart factories and logistics, and deeper integration of AI across industries. Key contributing factors include falling hardware costs, breakthroughs in AI and sensor technologies, strong government support for embodied intelligence, and increasing demand driven by manufacturing upgrades and demographic challenges. The PRC is well-positioned to lead globally in this sector through its robust robot production capabilities and strategic focus on high-end intelligent automation.

Source: Frost & Sullivan

Downstream Analysis - Market Size of AGVs & Forklifts in the PRC

The market size of AGVs & Forklifts market in The PRC expanded rapidly from RMB125.0 billion in 2021 to RMB261.0 billion by 2025 at a CAGR of 20.2%, primarily propelled by the e-commerce boom, labor shortages, rising labor costs, and strong policy support under “Made in The PRC 2025” and smart manufacturing initiatives. The market saw a clear shift from traditional fixed-path AGVs to more flexible AMRs and unmanned forklifts, with annual unit sales reaching about 182,000 mobile robots by 2025. Key sectors included warehousing, 3PL logistics, automotive, electronics, and manufacturing.

From 2026 to 2030, the market is projected to continue growing at a CAGR of 32.4%, reaching RMB1,000 billion by 2030. The market will be driven by deeper AI and 5G integration, large-scale deployment in smart factories and mega-warehouses, cost reductions, and rising adoption of autonomous forklifts. Continued e-commerce growth, cold-chain logistics expansion, and government emphasis on industrial upgrading will support this trajectory. By 2030, AGVs, AMRs, and unmanned forklifts are expected to become standard infrastructure in intelligent logistics across The PRC.

Source: Frost & Sullivan

Downstream Analysis - Market Size of Maritime Intelligence & Automation in the PRC

From 2021 to 2025, The PRC’s maritime intelligence and automation market grew steadily from RMB33.0 billion to RMB95.0 billion at a CAGR of 30.3%. Port automation led the growth, reaching roughly RMB42.5 billion by 2025, supported by the construction of nearly 60 automated terminals and digital upgrades in major ports such as Shanghai and Qingdao. Underwater vehicles (AUVs/ROVs) remained a smaller segment of RMB5.5 billion, driven by offshore energy, research, and defense needs. Intelligent ships advanced through pilot projects. Overall momentum came from “Made in The PRC 2025,” maritime power strategy, labor cost pressures, and supply chain efficiency demands.

From 2026 to 2030, the market is projected to grow at a CAGR of 34.5%, reaching RMB425.0 billion by 2030. Growth will be fueled by large-scale deployment of AI, 5G, and automated systems, alongside rising adoption of underwater vehicles for offshore wind and deep-sea exploration, and intelligent ships for autonomous navigation and green shipping. Key enablers include strong government policies, technological maturity, carbon reduction targets, and The PRC’s ambition to dominate global maritime innovation.

Source: Frost & Sullivan

Hardware Procurement

We purchase fully assembled wireless charging products manufactured by a related party and other third parties. These end products integrate components such as power distribution control equipment, wireless charging modules, and electronic components.

Sales and Marketing

We grow our customer base through marketing activities, branding campaigns, as well as the efforts of our in-house business development teams. We also capitalize on the operating experience, resources and insights of WIPO to acquire new customers.

We adopt different expansion strategies for different customers. Leveraging the market leadership, industry experience, our business development team has often been able to reach NEV manufacturers, bus manufacturers, robot manufactures and users, warehouse operators and port authorities.

Competition

The China Wireless Intelligent Power Systems market, which serves New Energy Vehicles (NEV), robots, AGVs, industrial equipment, and other specialized applications, is currently in the early commercialization stage. The market is experiencing rapid development and is expected to achieve strong growth in the coming years, driven by the expansion of Robotaxi fleets, smart factories, and industrial automation.

Competition is clearly segmented: industrial and AGV applications are led by companies with strong delivery track records, while the NEV and Robotaxi segments are more influenced by players with deep automotive OEM relationships. Technology differentiation, particularly in areas such as long-distance transmission, efficiency, and safety systems, remains a critical competitive factor.

In 2025, the Wireless Intelligent Power Systems market in the PRC is moderately concentrated with the top 5 service providers represented approximately 15.7% of market shares in terms of revenue. The Group is the fourth largest services provider with the revenue of RMB179.6 million in 2025, accounting for the market share of 2.0% of the overall Wireless Intelligent Power Systems market in the PRC.

Source: Frost & Sullivan

Regulations

This section summarizes certain laws and regulations that materially affect our business and operations and the key provisions of such laws and regulations.

Regulations Related to Foreign Investment

Investment activities in China by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment (the “Encouraged Industries Catalogue”) and the Special Management Measures (Negative List) for the Access of Foreign Investment (the “Negative List”), which were promulgated and are amended from time to time by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (the “NDRC”), and together with the PRC Foreign Investment Law (the “FIL”), and their respective implementation rules and ancillary regulations. The Encouraged Industries Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories in terms of the level of participation permitted to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Encouraged Industries Catalogue are generally deemed as falling into a fourth category of “permitted” industries unless specifically restricted by other PRC laws.

China’s National Development and Reform Commission (NDRC) and Ministry of Commerce have released the 2025 edition of the Catalogue of Encouraged Industries for Foreign Investment, effective February 1, 2026, to replace the then existing Encouraged Industries Catalogue. On October 24, 2024, MOFCOM and the NDRC released Negative List (2024 Version), which became effective on November 1, 2024 to replace the then existing Negative List. The Negative List (2024 Version) sets forth the industries in which foreign investments are restricted or prohibited. Industries that are not listed in the Negative List (2024 Version) are generally permitted to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

On March 15, 2019, the National People’s Congress (the “NPC”) promulgated the FIL, which became effective on January 1, 2020 and replaced the main body of laws and regulations then governing foreign investment in China. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in China, which include any of the following circumstances: (1) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (2) foreign investors obtaining shares, equity interests, interests in property or other similar rights and interests of enterprises within China, (3) foreign investors investing in new projects in China solely or jointly with other investors, and (4) investment by other means as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The FIL provides that foreign invested entities operating in “restricted” or “prohibited” industries will require entry clearance and other approvals.

On December 26, 2019, the State Council promulgated the Implementing Rules of Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level of openness.

On December 30, 2019, MOFCOM and the State Administration for Market Regulation (the “SAMR”) jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit information relating to the investment to the competent commerce department.

Regulations Related to Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law most recently amended in 2018 and the FIL. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Intellectual Property

Patent

Patents in China are principally protected under the Patent Law of the PRC which was most recently amended on October 17, 2020 (which amendment came into effect on June 1, 2021). The duration of the invention patent right shall be 20 years, and the term shall be 10 years for utility models patent right and 15 years for designs patent right, all commencing from the application date thereof.

Copyright

Copyright in China, including copyrighted software, is principally protected under the Copyright Law of the PRC which was most recently amended on November 11, 2020 and came into effect on June 1, 2021 and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which was most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the Trademark Law of the PRC promulgated on August 23, 1982 and latest amended on June 26, 2026 and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for 10 years, unless otherwise revoked.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names which was promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Related to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration for Foreign Exchange of China (“SAFE”) and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branches. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise provided by laws and regulations, PRC companies may repatriate foreign currency payments received from overseas or retain the same overseas. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaging in the settlement and sale of foreign exchange pursuant to relevant rules and regulations in China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, on May 4, 2015 which substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not permitted previously.

On May 10, 2013, SAFE promulgated the Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

In February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. Qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.

In March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in China to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, which took effect on June 9, 2016 and reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice.

In January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) where a bank handles outward remittance of profits for a domestic institution equivalent to more than US$50,000, the bank shall check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records, audited financial statements and stamp with the outward remittance sum and date on the original copies of tax filing records and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment. Circular 3 also relaxes the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation, including (i) expanding the scope of foreign exchange settlement for domestic foreign exchange loans; (ii) allowing the capital repatriation for offshore financing against domestic guarantee; (iii) facilitating the centralized management of foreign exchange funds of multinational companies; and (iv) allowing offshore institutions within pilot free trade zones to settle foreign exchange in domestic foreign exchange accounts.

Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (“SAFE Circular 75”), which became effective on November 1, 2005, domestic residents, including domestic individuals and domestic companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle (the “Overseas SPV”), for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company.

On July 4, 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Round-tripping by Chinese Residents through Special Purpose Vehicles (“SAFE Circular 37”), which replaced SAFE Circular 75, for the purpose of simplifying the approval process and promoting cross-border investments. SAFE Circular 37 supersedes SAFE Circular 75 and revises and regulates matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, a domestic resident must register with the local SAFE branch before he or she contributes assets or equity interests in an Overseas SPV that is directly established or indirectly controlled by the domestic resident for the purpose of conducting investment or financing. In addition, in the event of any change of basic information of the Overseas SPV such as the individual shareholder, name, operation term, etc., or if there is any capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete the change of foreign exchange registration procedures for offshore investment. According to the procedural guideline as attached to SAFE Circular 37, the principle of review has been changed to “the domestic individual resident shall only register the Overseas SPV directly established or controlled (first level).”

At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration Over Round-trip Investment with respect to the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment to SAFE Circular 37. Under the relevant rules, failure to comply with the registration procedures set out in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who hold any shares in the company from time to time are required to register with SAFE in connection with their investments in the company.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, effective from June 1, 2015, which further amended SAFE Circular 37 by requiring domestic residents to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax, which was most recently amended on December 29, 2018 (the “EIT Law”). Under the EIT Law, both resident enterprises and non-resident enterprises are subject to taxation in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and the Implementing Regulations for the Law of the People’s Republic of China on Enterprise Income Tax, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

VAT Tax

On 25 December 2024, the Standing Committee of the National People’s Congress officially passed the Value-Added Tax Law of the People’s Republic of China, which came into force on January 1, 2026. Under the Value-Added Tax Law, China classifies VAT taxpayers into two categories based on annual taxable sales: general taxpayers and small-scale taxpayers. The threshold for general taxpayer status remains unified at RMB 5 million in annual sales revenue. Businesses with annual sales exceeding this threshold must register as general taxpayers, while those below it qualify as small-scale taxpayers. The key difference between general and small-scale taxpayers lies in how VAT is calculated and credited. General taxpayers pay VAT at the standard rates (13%, 9%, or 6%) and can deduct input VAT on purchases from their output VAT; Small-scale taxpayers, by contrast, pay VAT under a simplified method at a 3% levy rate and cannot deduct input VAT.

Starting January 1, 2026, for general taxpayers, (i) the standard rate of 13% is applicable to most goods and products, applying to manufacturing, trading, and import of tangible goods; (ii) 9% rate applies to transportation, postal services, basic communications, construction, and leasing of immovable property; (iii) 6% rate applies to financial services and insurance; telephony and internet data; IT; technology; consulting; and (iv) Zero rate applies to exports and certain qualified cross-border services.

Regulations Related to Employment and Social Welfare

The Labor Contract Law

According to the Labor Law of China promulgated on July 5, 1994 and most recently amended on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide laborers with a safe workplace and sanitation conditions which are in compliance with state stipulations and the relevant articles of labor protection. The PRC Labor Contract Law, which took effect on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and laborers. Enterprises and institutions are prohibited from compelling laborers to work beyond specified time limit and employers shall pay laborers for overtime work in accordance with laws and regulations. In addition, labor wages shall not be lower than the local minimum wages and shall be paid to laborers in a timely manner.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended on December 20, 2010, Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance for Employees of Corporations of the State Council issued on July 16, 1997, Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, Unemployment Insurance Measures promulgated on January 22, 1999 and Social Insurance Law of PRC implemented on July 1, 2011 and amended on December 29, 2018, enterprises are obliged to provide their employees in China with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to make the required contribution may be fined and ordered to make up for such contribution within a prescribed period of time.

In accordance with the Regulations on the Management of Housing Funds which were promulgated by the State Council on April 3, 1999 and most recently amended on March 24, 2019, enterprises must register at the competent managing center for housing funds and upon the examination by such managing centre of housing funds, such enterprises shall complete procedures for the opening of an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

Regulations Relating to Cyber Security

On December 28, 2021, the Cyberspace Administration of China (“CAC”) and other relevant regulatory authority jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On January 4, 2022, the CAC, in conjunction with 12 other government departments issued the New Measures for Cybersecurity Review (the “Cyber Security Review Measures”), which came into force on February 15, 2022. According to the Cyber Security Review Measures, the network operators with personal information of more than one million users must apply for cybersecurity review to the Cybersecurity Review Office when they go public abroad.

As of the date of this Registration Statement, neither we nor our operating subsidiaries have been involved in any investigations on cybersecurity review initiated by any regulatory authority, nor has any of them received any inquiry, notice, or sanction. We believe that our operations and listing will not be affected by the Cyber Security Review Measures, and that we will not be subject to cybersecurity review by the CAC, given that: (i) as a company that mainly conduct research and development and sells high-power wireless charging products to our customers, our operating subsidiaries in mainland China are unlikely to be classified as CIIOs by the regulatory agencies; (ii) our customers are enterprises and we do not have individual customers; as a result, we possess personal data of far fewer than one million individuals in our business operations as of the date of this prospectus and do not anticipate that we will be collecting over one million users’ personal information in the near future, which we understand might otherwise subject us to the Cybersecurity Review Measures; and (iii) since we are in the high-power wireless charging industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. The aforesaid conclusion has been confirmed by our PRC counsel, AllBright Law Offices (Fuzhou). However, the relevant regulatory authorities of mainland China may take a view that is contrary to or otherwise different from the opinion stated above. The enforcement as to how the Cybersecurity Review Measures will be interpreted or implemented will still require further clarification, and whether the regulatory agencies of mainland China, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect and may have an adverse effect on us, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operating subsidiaries’ operation or experience other disruptions to their operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial condition, and results of operations.

Regulations Related to M&A

On 8 August 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on 8 September 2006 and was revised on 22 June 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also requires that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

Regulations Related to Strictly Combating Illegal Securities Activities

On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. It emphasizes the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

Regulations Related to Securities Offering and Listing Overseas

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Overseas Listing Trial Measures”) and relevant five guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which became effective on March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the Overseas Listing Trial Measures, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Overseas Listing Trial Measures. Where a domestic company seeks to directly offer and list securities on overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings on overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities on the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities on an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. If an application for issuance and listing is submitted in accordance with the relevant regulations of a non-domestic (or regional) issuer in overseas markets, and the disclosed risk factors are mainly related to the domestic market, the securities company and the domestic lawyer of the issuer shall, in accordance with the second paragraph of Article 15, follow the principle of substance over form, and conduct a comprehensive argumentation and identification as to whether the issuer falls within the scope of filing.

Based on the Overseas Listing Trial Measures, AllBright Law Offices (Fuzhou), our PRC counsel, is of the view that we are not required to complete the filing procedures with the CSRC as we only seek to be traded at OTC, however, when we seek to uplist securities on Nasdaq, we will be subject to the filing requirements under the Overseas Listing Trial Measures .

C. Organizational Structure

Insert page 8 information here.

D. Property, Plants and Equipment

As a holding company, iPower Cayman does not have a physical office but maintains its registered office in Cayman Islands. WIPO, however, does not own any real estate and has rented its business facility located at 1588 Zhuguang Rd, Suite 901, Qingpu District, Shanghai, Zip Code: 201702. The leased premises is 244.36 square meters, which is about 2443.6 square feet. The term of the current lease is 3 years with commencement date of March 1, 2025. Upon the expiration date of the current lease term, WIPO has the right of first refusal for renewal. Should WIPO wish to renew the lease, it shall give 3-month advance notice in writing prior to the expiration date of the current lease.

WIPO uses its leased premises to conduct high efficiency wireless charging products research and development, testing the products, and to display products to its customers and prospects.

Item 5. Operating and Financial Review and Prospects

The discussion below contains forward looking statements that involve certain risks and uncertainties. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this Registration Statement on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Statement of Combined Financial Statements and Condensed Combined Statement

The Company has issued (i) the consolidated financial statements of iPower Wireless Technology Inc. as of and for the years ended September 30, 2024, and 2025, together with the notes thereto, and (ii) the unaudited condensed consolidated statement as of and for the period ended March 31, 2026, together with the notes thereto, each as included in the Registration Statement on Form 20-F originally (the “Financial Statements”).

A. Operating Results

Overview

We are a high-power wireless charging technology company focused on the development, commercialization, and deployment of advanced wireless power solutions for electric vehicles (“EVs”), intelligent transportation systems, industrial automation applications, and AI-enabled infrastructure. Our core technologies include 3rd- and 4th-generation wireless charging systems, incorporating proprietary Focused Resonant Array and Magnetic Cyclone technologies, integrated with liquid cooling, high-temperature superconducting components, and AI-driven automation. We possess more than 50 patents and patent applications and over 20 software copyrights.

Our products are mainly applied in four major market applications: (i) electric vehicle charging, including commercial vehicles, passenger cars, sports cars, and two-wheeled vehicles with wireless charging products up to 600KW; (ii) industrial applications, including AGVs and forklifts (2KW-300KW) and industrial wireless charging systems; (iii) port automation, ships, and submarines with underwater wireless charging systems (60KW-300KW) and ship charging systems (600KW-1,800KW); and (iv) robotic applications, including wireless charging carpets for embodied robots expected to launch in 2026.

According to Frost & Sullivan, in 2025, the Wireless Intelligent Power Systems market in China was moderately concentrated, with the top five service providers representing approximately 15.7% of market shares in terms of revenue. We were the fourth largest service provider, with revenue of RMB179.6 million in 2025, accounting for approximately 2.0% of the overall market. Between 2026 and 2030, the Wireless Intelligent Power Systems market in China is projected to grow at a CAGR of approximately 35.2%, reaching RMB43,500.0 million by 2030, driven by large-scale deployment of electric commercial vehicles and autonomous fleets, rapid growth in humanoid and industrial robots, and widespread adoption of AGVs/AMRs in smart logistics and factories.

We are a technology-driven company specializing in advanced wireless power transfer technologies and intelligent software solutions. Our competitive advantage is built upon our proprietary technology portfolio, software research and development capabilities, and system design expertise. To maximize our focus on innovation, we outsource the manufacturing of fully assembled hardware products to related parties and third-party manufacturers. Our selected end-users include Shaanxi Automobile Group, Jinlong Automobile, SAIC Group, Zhenhua Group, and other leading enterprises in the EV and industrial automation sectors. These end-users are served through our distributor customers, including Zhoushan Wubang Energy and Chemical Co., Ltd. and Zhejiang Wangshu International Trade Co., Ltd. We have also established notable commercial deployments, including wireless charging systems for the 14th National Games, Suzhou autonomous buses, and Zhenhua Port automation.

Key Factors that Affect Operating Results

Our business and financial results are subject to a variety of macroeconomic, industry-specific, and company-specific factors. While the broader wireless charging market and intelligent power systems industry in China are influenced by general economic conditions, regulatory policies, technological evolution, and competitive dynamics, our results of operations are more directly affected by factors specific to our Company, including the following major factors:

Our Ability to Drive Commercialization and Market Adoption of High-Power Wireless Charging Technologies

Our success depends substantially on the broader commercialization and adoption of high-power wireless charging technologies, which currently remain in the early commercialization stage in China. While the overall wireless charging market in China has grown rapidly, consumer electronics have accounted for over 80% of the market historically, with high-power applications representing a small but strategically important niche. Our revenue is derived primarily from sales of charging products to business customers and royalties from patent licenses. Our ability to accelerate adoption across our target verticals — EVs, industrial automation, robotics, and marine applications — will be a primary driver of revenue growth. Key milestones include the expected commercial scale-up of autonomous bus fleets, Robotaxi deployments, smart factory automation, and port modernization projects, all of which depend on end-user acceptance of wireless charging as a reliable alternative to conventional plug-in systems. Any delays in market development or slower-than-expected adoption in any of our target segments could materially adversely affect our business.

Our Ability to Maintain Technological Leadership Through Continued Research and Development

The wireless charging industry is characterized by rapid technological change, evolving technical standards, and significant research and development requirements. We have established what we believe to be a competitive advantage through our proprietary 3rd- and 4th-generation wireless charging technologies, including Focused Resonant Array and Magnetic Cyclone methods, which enable ultra-high power output, longer transmission distances, higher efficiency, and compact system design. However, maintaining this leadership position will require sustained investment in R&D, particularly in areas such as liquid cooling technology, superconducting materials, electromagnetic field optimization, and AI-driven safety systems (including our Battery Shield AI system). Our future growth depends on our ability to continuously innovate, secure patents for new technologies, and develop customized solutions for different application scenarios. If we fail to keep pace with technological change or if competitors develop superior technologies, our competitive position and results of operations would be adversely affected.

Our Ability to Expand Across Application Verticals and Capture New Market Segments

Our current revenue is concentrated in the electric vehicle and industrial application segments. Our ability to expand into adjacent high-growth verticals — including port automation, marine vessels, underwater vehicles, and embodied robotics — will be critical to diversifying our revenue base and capturing the projected growth in the Wireless Intelligent Power Systems market. In particular, our wireless charging carpet products for humanoid and industrial robots (WXT-1000w and WXT-2000w), expected to launch in 2026, represent a new product category with significant upside potential. Our ability to secure new customer relationships across these verticals, adapt our products to application-specific requirements, and build a track record of successful commercial deployments will play a central role in driving revenue growth. As the market remains segmented by application, our ability to cross-sell across verticals and maintain a comprehensive product portfolio gives us a competitive advantage over single-application competitors.

Our Ability to Manage Supply Chain and Procurement Risks

We purchase fully assembled wireless charging products from a limited number of core suppliers, including related parties. Our operations depend on the availability of semiconductor components and electronic materials, and we are exposed to risks of supply shortages, manufacturing disruptions, inflationary pressures, and geopolitical developments. While we source certain components as general commodities, any significant disruption in our supply chain — whether due to trade restrictions, supplier financial distress, or component shortages — could delay product delivery, increase costs, and harm our customer relationships. Our ability to diversify our supplier base, negotiate favorable procurement terms, and manage inventory effectively will directly affect our gross margins and operational reliability.

Our Ability to Protect and Enforce Our Intellectual Property Rights

The wireless charging industry is highly patent-intensive, and our intellectual property portfolio — comprising more than 50 patents and patent applications and over 20 software copyrights — is a core asset of our business. We rely on a combination of patents, trade secrets, know-how, confidentiality agreements, and employee nondisclosure agreements to protect our proprietary technologies. However, we may become involved in patent disputes, licensing negotiations, or intellectual property litigation, which could require substantial financial and management resources. Our ability to defend our IP against infringement, navigate third-party IP claims, and maintain freedom to operate in our target markets is critical to preserving our competitive advantage. Any failure to adequately protect our intellectual property could result in competitors offering similar products and erode our market position.

Our Ability to Navigate the Evolving PRC Regulatory Environment

Our operations are conducted primarily in China, and we are subject to complex and evolving PRC laws and regulations governing foreign investment, data security, cybersecurity, and overseas listings. While our PRC legal counsel has advised that we are not currently required to obtain CSRC approval or file for cybersecurity review in connection with this registration, the regulatory landscape remains uncertain and subject to change. The PRC government has significant discretion in interpreting and implementing laws and regulations, and any adverse regulatory developments — particularly those affecting foreign-invested enterprises, cross-border data flows, or overseas listings by China-based companies — could materially affect our ability to conduct business, transfer cash across borders, or maintain our corporate structure. Our ability to monitor regulatory developments, engage with legal advisors, and maintain compliance with applicable laws will be critical to mitigating these risks and preserving shareholder value.

Key Components of Our Results of Operation

Revenues

We derive revenues mainly from the provision of: (i) Sales of charging products, (ii) Sales of Functional IP services, and (iii) Others. The table below sets forth the breakdown of our revenues for the periods indicated:

	For the six months ended March 31,
	2025		2026
	RMB	% of total revenue	RMB	USD	% of total revenue
	(in thousands, except percentages)
Sales of charging products	76,462	100.0%	102,985	14,930	99.9%
Others	-	0.0%	110	16	0.1%
Total revenue	76,462	100.0%	103,095	14,946	100.0%

	For the years ended September 30,
	2024		2025
	RMB	% of total revenue	RMB	USD	% of total revenue
	(in thousands, except percentages)
Sales of charging products	81,193	96.6%	179,568	25,224	100.0%
Sales of Functional IP services	2,830	3.4%	—	—	—%
Total revenue	84,023	100.0%	179,568	25,224	100.0%

Our revenue increased from approximately RMB84.0 million for the year ended September 30, 2024 to approximately RMB179.6 million (US$25.2 million) for the year ended September 30, 2025; our revenue increased from approximately RMB76.5 million for the six months ended March 31, 2025 to approximately RMB103.1 million (US$14.9 million) for the six months ended March 31, 2026, as we recorded increase in revenues generated from our expanding business as below.

Sales of charging products

We generate revenue from the sale of hardware products, primarily wireless charging modules to customers. These sales arrangements include the transfer of specified hardware along with standard documentation (e.g., user manuals and quality certificates) to ensure product utility. We act as the principal in these transactions, recognizing revenue on a gross basis, as it maintains control over the goods, bears inventory risk, and retains full pricing discretion before transferring to the customers. Each contract contains a single performance obligation: the delivery of the hardware. The standard one-year warranty is considered an assurance-type warranty and does not constitute a separate performance obligation. Revenue is recognized at a point in time when control of the asset is transferred to the customer. This occurs upon physical delivery to the designated location and the formal completion of joint inspection and acceptance procedures, at which point legal title and the risks and rewards of ownership pass to the buyer. Consideration is typically a fixed lump-sum amount with no significant financing component, generally settled within 60 days of invoicing.

Sales of Functional IP services

We generate revenue from granting patent licenses, enabling customers to utilize proprietary technology for product manufacturing and operation. These arrangements include the transfer of the license alongside essential technical documentation and operational guidelines. Ongoing administrative activities, such as patent maintenance and legal defence, are conducted to protect the Group’s intellectual property and do not constitute distinct services to the customers. We act as the principal and recognize revenue on a gross basis, as it maintains legal ownership, fulfils the promise to grant the license, and retains full discretion over pricing and authorization scope. The contract contains a single performance obligation: the grant of a right to use functional intellectual property. As the technology is functional at the point of transfer without requirement for substantive future modifications, the license is not subject to significant variable consideration or sales-based royalties. Revenue is recognized at a point in time when the customer obtains control of the license. This occurs upon the commencement of the license period and the successful transfer of corresponding technical materials, at which point the customer is able to direct the use of and obtain substantially all remaining benefits from the patented technology. Contract payments are established as fixed lump-sum amounts and are typically settled within the normal operating cycle.

Others

Others primarily comprise income from custom software development services. We generate revenue from developing customized intelligent energy management systems for new energy vehicle customers. The contract contains a single performance obligation, as post-acceptance technical support is incidental to the software deliverable and does not represent a distinct service. The customized software has no alternative use to the Company and an enforceable right to payment exists for work performed to date. Revenue is recognized over time using the cost-to-cost input method based on costs incurred relative to total estimated costs. The transaction price is fixed, with payments collected as milestone-based instalments within the normal operating cycle.

Cost of Revenue

Cost of revenues primarily consists of the procurement costs of fully assembled wireless charging products manufactured by a related party and other third parties. These end products integrate components such as power distribution control equipment, wireless charging modules, and electronic components. Cost of revenues for other revenue streams primarily includes subcontractor fees for application-layer software development, as the Company’s in-house engineers focus on hardware-related software and provide interface designs.

Operating Expenses

Our operating expenses primarily consist of general and administrative(“G&A”) expenses, which mainly consists of payroll expenses, rental expenses, office and utilities expenses, depreciation and amortization expenses, consulting services fees and other expenses related to general corporate functions; and Research and development (“R&D”) expenses consist primarily of design and development expenses with new technology, including payroll expenses, R&D service outsourcing to professional third parties, depreciation and amortization expenses, materials, and supplies and other related expenses.

Taxation

Mainland China

Pursuant to the Enterprise Income Tax (“EIT”) of the PRC which was promulgated by the SCNPC on March 16, 2007 and last amended on December 29, 2018, and the Regulations on the Implementation of Enterprise Income Tax Law of the PRC which was promulgated by the State Council on December 6, 2007 and last amended on April 23, 2019, collectively the EIT Laws, EIT shall be applicable at a uniform rate of 25% to both resident and non-resident enterprises. Resident enterprises are defined as enterprises that are established in Mainland China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but have a de facto management body in Mainland China. Non-resident enterprises are defined as enterprises that are established under the laws of foreign countries and have no de facto management body within Mainland China, but have established institutions or premises in Mainland China, or have no such institutions or premises but have income generated from Mainland China. EIT shall be payable by a resident enterprise for income sourced within or outside Mainland China. EIT shall be payable by a non-resident enterprise, for income sourced within Mainland China by its institutions or premises established in Mainland China, and for income sourced outside Mainland China for which the institutions or premises established in Mainland China have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in Mainland China or has income bearing no de facto relationship with the institution or premises established in Mainland China, EIT shall be payable by the non-resident enterprise only for income sourced within Mainland China at the rate of 20%.

Pursuant to the Administrative Measures on the Accreditation of High and New Technology Enterprise (“HNTE”), which was promulgated on January 29, 2016 and became effective as of January 1, 2016, enterprises that have been accredited as high-new technology enterprises can enjoy a preferential income tax rate of 15% in accordance with relevant EIT Laws for a period of consecutive three (3) years, commencing from the year that such high-tech certificate has been obtained.

Our PRC subsidiaries are subjected to value-added tax (“VAT”) on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to crediting VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

Results of Operations

The following table summarizes the results of our operations for the six months ended March 31, 2025 and 2026 and for the years ended September 30, 2024 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended March 31,					Variance
	2025		2026			Amount	%
	RMB	% of total revenue	RMB	USD	% of total revenue	RMB	%
	(in thousands, except percentages)
Revenue	76,462	100.0%	103,095	14,946	100.0%	26,633	34.8%
Cost of revenue	(71,001)	(92.9)%	(92,797)	(13,454)	(90.0)%	(21,796)	30.7%
Gross profit	5,461	7.1%	10,298	1,492	10.0%	4,837	88.6%
Operating expenses
General and administrative expenses	(189)	(0.2)%	(602)	(87)	(0.5)%	(413)	218.5%
Research and development expenses	(524)	(0.7)%	(1,577)	(229)	(1.5)%	(1,053)	201.0%
Total operating expenses	(713)	(0.9)%	(2,179)	(316)	(2.0)%	(1,466)	205.6%
Operating profit	4,748	6.2%	8,119	1,176	7.6%	3,371	71.0%
Other income, net	680	0.9%	(51)	(7)	0.0%	(731	(107.5)%
Interest expenses, net	(550)	(0.7)%	(1,049)	(152)	(1.0)%	(499	90.7%
Total other expenses, net	130	0.2%	(1,100)	(159)	(1.0)%	(1,230)	(946.2)%
Income before income tax expense	4,878	6.4%	7,019	1,017	6.5%	2,141	43.9%
Income tax expenses	(659)	(0.9)%	(858)	(124)	(0.8)%	(199)	30.2%
Net income	4,219	5.5%	6,161	893	5.7%	1,942	46.0%
Net income attributable to non-controlling interest	1,772	2.3%	2,588	375	2.4%	816	46.0%
Net income attributable to the Company	2,447	3.2%	3,573	518	3.1%	1,126	46.0%

	For the Year Ended September 30,					Variance
	2024		2025			Amount	%
	RMB	% of total revenue	RMB	USD	% of total revenue	RMB	%
	(in thousands, except percentages)
Revenue	84,023	100.0%	179,568	25,224	100.0%	95,545	113.7%
Cost of revenue	(77,539)	(92.3)%	(164,550)	(23,114)	(91.6)%	(87,011)	112.2%
Gross profit	6,484	7.7%	15,018	2,110	8.4%	8,534	131.6%
Operating expenses
General and administrative expenses	(296)	(0.4)%	(7,527)	(1,057)	(4.2)%	(7,231)	2442.9%
Research and development expenses	(1,826)	(2.2)%	(1,240)	(174)	(0.7)%	586	(32.1)%
Total operating expenses	(2,122)	(2.6)%	(8,767)	(1,231)	(4.9)%	(6,645)	313.1%
Operating profit	4,362	5.1%	6,251	879	3.5%	1,889	43.3%
Other income, net	179	0.2%	1,215	171	0.7%	1,036	578.8%
Interest expenses, net	(924)	(1.1)%	(1,348)	(189)	(0.8)%	(424)	45.9%
Total other expenses, net	(745)	(0.9)%	(133)	(18)	(0.1)%	612	(82.1)%
Income before income tax expense	3,617	4.2%	6,118	861	3.4%	2,501	69.1%
Income tax expenses	(270)	(0.3)%	(774)	(110)	(0.4)%	(504)	186.7%
Net income	3,347	3.9%	5,344	751	3.0%	1,997	59.7%
Net income attributable to non-controlling interest	1,406	1.7%	2,245	315	1.2%	839	59.7%
Net income attributable to the Company	1,941	2.2%	3,099	436	1.8%	1,158	59.7%

The six months ended March 31, 2026 compared to the six months ended March 31, 2025

Revenues

We focus on a multi-stream revenue model centred on the commercialization and strategic deployment of our wireless charging technology. Our core income is derived from hardware product sales, primarily wireless charging modules, which is complemented by our custom software development services, where we design and develop customized intelligent energy management systems for new energy vehicle customers. For the six months ended March 31, 2026, our total net revenue was approximately RMB103.1 million (US$14.9 million) as compared to approximately RMB76.5 million for the six months ended March 31, 2025. Our total revenue increased by approximately RMB26.6 million, or 34.8%. The increase was mainly due to the increasing demand in charging products revenue of RMB26.5 million.

Cost of Revenue

Cost of revenues primarily consists of the procurement costs of fully assembled wireless charging products manufactured by a related party and other third parties. These end products integrate components such as power distribution control equipment, wireless charging modules, and electronic components. Cost of revenues for other revenue streams primarily includes subcontractor fees for application-layer software development, as the Company’s in-house engineers focus on hardware-related software and provide interface designs. For the six months ended March 31, 2026, our total cost was approximately RMB92.8 million (US$13.5 million) as compared to approximately RMB71.0 million for the six months ended March 31, 2025.Our cost of revenue increased by approximately RMB21.8 million, or 30.7%. The growth in our cost remains consistent with the upward trend in revenue, primarily driven by an increased volume of orders which necessitated a corresponding rise in the procurement of electronic components and raw materials.

Gross profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost. Our gross profit increased by approximately RMB4.8 million or 88.6% from approximately RMB5.5 million for the six months ended March 31, 2025 to approximately RMB10.3 million (US$1.5 million) for the six months ended March 31, 2026, mainly due to more purchase from our existing customers for good quality in our products. Gross margin as a percent of overall revenue for the six months ended March 31, 2025 and 2026 was approximately 7.1 % and 10.0%, respectively.

Operating Expenses

Our operating expenses consist of general and administrative (“G&A”) expenses and research and development (“R&D”) expenses. Operating expenses increased by approximately RMB1.5 million, or 205.6%, from approximately RMB0.7 million for the six months ended March 31, 2025 to approximately RMB2.2 million (US$0.3 million) for the six months ended March 31, 2026. The increase in our operating expenses was primarily due to the increase in R&D expenses of RMB1.1 million.

G&A expenses primarily consisted of advisory fees, salary relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by RMB0.4 million, or 218.5%, from RMB0.2 million for the six months ended March 31, 2025, to RMB0.6 million (US$0.1 million) for the six months ended March 31, 2026. The Company commenced its listing on OTC (“Listing”) initiatives in the beginning of 2026. As a result, Listing-related expenses have been incurred on an ongoing basis from the beginning of 2026 to date, and no such expenses were recognized in the first half of 2025.

R&D expenses primarily consisted of payroll expenses, R&D service outsourcing to professional a related party, depreciation expenses, rent expenses, materials, and supplies and other related expenses. R&D expenses increased by approximately RMB1.1 million or 201.0% from approximately RMB0.5 million for the six months ended March 31, 2025 to approximately RMB1.6 million (US$0.2 million) for the six months ended March 31, 2026. The increase was primarily due to approximately RMB0.7 million in testing fees paid to a related party during the current period. We engaged the related party to conduct high-voltage and high-current equipment testing utilizing the related party’s specialized testing infrastructure, which the Company does not possess in-house. The increase was also driven by approximately RMB0.3 million in patent-related expenses, including patent application fees, agency service fees, and annual maintenance fees.

Total other expenses, net

We recognized net other expenses of RMB1.1 million (US$0.2 million) for the six months ended March 31, 2026, compared to net other income of RMB0.1 million for the six months ended March 31, 2025. The increase was primarily attributable to (i) a decrease in government grant income of approximately RMB0.7 million, which was received during the prior period, and (ii) an increase in interest expense of approximately RMB0.5 million, resulting from the increase in short-term borrowings of RMB40.7 million as of March 31, 2026 compared to March 31, 2025.

Net Income

As a result of the foregoing, our net income increased from RMB4.2 million for the six months ended March 31, 2025 to RMB6.2 million (US$0.9 million) for the six months ended March 31, 2026, representing a total increase of approximately RMB2.0 million. The increase of net income is attributed to approximately RMB4.8 million increase in gross profit and RMB1.5 million increase in operating expenses.

Net Income Attributable to Non-Controlling Interests and Net Income Attributable to the Company

The Reorganization has been accounted for as a combination of entities under common control in accordance with ASC 805-50 and our consolidated financial statements are presented retrospectively as if the current group structure, under which we indirectly hold a 58% equity interest in WIPO (Shanghai) New Energy Technology Co., Ltd., had been in effect for all periods presented. Accordingly, for each period presented, consolidated net income is allocated 58% to the Company and 42% to non-controlling interests representing the remaining equity interests in WIPO (Shanghai) held by other shareholders. The allocation percentage remained constant throughout the periods presented, and there were no transactions with holders of non-controlling interests that affected net income attributable to the Company during the periods presented.

Net income attributable to non-controlling interests increased by RMB0.8 million, or 46.0%, from RMB1.8 million for the six months ended March 31, 2025 to RMB2.6 million (US$0.4 million) for the six months ended March 31, 2026, in line with the increase in consolidated net income, reflecting the constant 58%/42% allocation.

Net income attributable to the Company increased by RMB1.1 million, or 46.0%, from RMB2.4 million for the six months ended March 31, 2025 to RMB3.6 million (US$0.5 million) for the six months ended March 31, 2026. The increase mirrors the increase in consolidated net income and was primarily attributable to (i) an increase in gross profit of RMB4.8 million, driven by growth in charging products revenue and the improvement in gross margin from 7.1% to 10.0%; partially offset by (ii) an increase in operating expenses of RMB1.5 million, primarily due to higher R&D expenses related to testing services and patent-related costs, and G&A expenses associated with our OTC listing initiatives commenced in 2026; (iii) an unfavorable change in total other expenses, net of RMB1.2 million, primarily due to lower government grant income and higher interest expenses resulting from increased short-term bank borrowings; and (iv) an increase in income tax expenses of RMB0.2 million.

Year Ended September 30, 2025 Compared to Year Ended September 30, 2024

Revenues

We focus on a multi-stream revenue model centred on the commercialization and strategic deployment of our wireless charging technology. Our core income is derived from hardware product sales, primarily wireless charging modules, which is complemented by our patent licensing operations, where we grant rights to use our functional intellectual property. For the year ended September 30, 2025, our total net revenue was approximately RMB179.6 million (US$25.2 million) as compared to approximately RMB84.0 million for the year ended September 30, 2024. Our total revenue increased by approximately RMB95.5 million, or 113.7%. The increase was mainly due to the increasing demand in charging products revenue of RMB98.5 million.

Cost of Revenue

Cost of revenues primarily consists of the procurement costs of fully assembled wireless charging products manufactured by a related party and other third parties. These end products integrate components such as power distribution control equipment, wireless charging modules, and electronic components. For the year ended September 30, 2025, our total cost was approximately RMB164.6 million (US$23.1 million) as compared to approximately RMB77.5 million for the year ended September 30, 2024.Our cost of revenue increased by approximately RMB87.0 million, or 112.2%. The growth in our cost remains consistent with the upward trend in revenue, primarily driven by an increased volume of orders which necessitated a corresponding rise in the procurement of electronic components and raw materials.

Gross profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost. Our gross profit increased by approximately RMB8.5 million or 131.6% from approximately RMB6.5 million for the year ended September 30, 2024 to approximately RMB15.0 million (US$2.1 million) for the year ended September 30, 2025, mainly due to more purchase from our existing customers for good quality in our products. Gross margin as a percent of overall revenue for the years ended September 30, 2024 and 2025 was approximately 7.7% and 8.4%, respectively.

Operating Expenses

Our operating expenses consist of general and administrative (“G&A”) expenses and research and development (“R&D”) expenses. Operating expenses increased by approximately RMB6.6 million, or 313.1%, from approximately RMB2.1 million for the year ended September 30, 2024 to approximately RMB8.7 million (US$1.3 million) for the year ended September 30, 2025. The increase in our operating expenses was primarily due to the increased professional fee in G&A expenses of RMB 7.2 million.

G&A expenses primarily consisted of advisory fees, salary relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by 7.2 million, or 2442.9%, from RMB0.3 million for the fiscal year ended September 30, 2024, to RMB7.5 million (US$1.1 million) for the fiscal year ended September 30, 2025. The increase was primarily due to the increased professional fee of RMB 7.2 million. We intended to be listed on Nasdaq Stockholm during the fiscal year ended September 30, 2025, which was failed.

R&D expenses primarily consisted of payroll expenses, R&D service outsourcing to professional third parties, depreciation expenses, rent expenses, materials, and supplies and other related expenses. R&D expenses decreased by approximately RMB 0.6 million or 32.1% from approximately RMB1.8 million for the year ended September 30, 2024 to approximately RMB1.2 million (US$0.2 million) for the year ended September 30, 2025. The decrease was primarily due to the cost-saving measures to improve operational efficiency. We reduced our rent and depreciation expenses by optimizing our office space and facilities. Additionally, professional fees declined as we reduced our reliance on external consultants and tightened our control over discretionary spending.

Total other expenses, net

Our total other expenses decreased by RMB 0.6 million, or 82.1%, from RMB0.7 million for the year ended September 30, 2024 to RMB0.1 million (US$18.0 thousand) for the year ended September 30, 2025, primarily due to the increase in other income associated with government grant of RMB1.0 million and the increase in financial expenses of RMB0.5 million related to increased short-term bank borrowings during the fiscal year ended September 30, 2025.

Net Income

As a result of the foregoing, our net income increased from RMB3.4 million for the years ended September 30, 2024 to RMB5.3 million (US$0.8 million) for the years ended September 30, 2025, representing a total increase of approximately RMB2.0 million. The increase of net income is attributed to approximately RMB8.5 million increase in gross profit and RMB6.6 million increase in operating expenses.

Net Income Attributable to Non-Controlling Interests and Net Income Attributable to the Company

Net income attributable to non-controlling interests increased by RMB0.8 million, or 59.7%, from RMB1.4 million for the year ended September 30, 2024 to RMB2.2 million for the year ended September 30, 2025, in line with the increase in consolidated net income, reflecting the constant 58%/42% allocation described above.

Net income attributable to the Company increased by RMB1.2 million, or 59.7%, from RMB1.9 million for the year ended September 30, 2024 to RMB3.1 million (US$0.4 million) for the year ended September 30, 2025. The increase mirrors the increase in consolidated net income and was primarily attributable to (i) an increase in gross profit of RMB8.5 million, driven by growth in charging products revenue; partially offset by (ii) an increase in general and administrative expenses of RMB7.2 million, primarily attributable to professional fees incurred in connection with the terminated Nasdaq Stockholm listing initiative; (iii) a decrease in research and development expenses of RMB0.6 million as a result of our cost-saving measures; (iv) a favorable change in total other expenses, net of RMB0.6 million, primarily due to higher government grant income, partially offset by higher interest expenses associated with increased short-term bank borrowings; and (v) an increase in income tax expenses of RMB0.5 million.

B. Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyse available cash and company operation and capital expenditure commitments. Our principal sources of liquidity have been through operational sources of cash. Additionally, as of March 31, 2026, we had cash in bank of RMB9.7 million (US$1.4 million), and we had an accumulated deficit of RMB3.0 million (US$0.4 million). For the six months ended March 31, 2025 and 2026, we generated net income of RMB4.2 million and RMB6.2 million (US$0.9 million), respectively. Net cash used in operating activities were RMB0.5 million and RMB12.5 million (US$1.8 million) for the six months ended March 31, 2025 and 2026.

We expect sufficient cash to meet its needs for the next 12 months from the financial statements’ issuance date. Although we generated negative operating cash flow for both the six months ended March 31, 2025 and 2026 respectively, we ended up with positive working capital as of March 31, 2026. The negative operating cash flow for the six months ended March 31, 2026 was mainly due to the prepayment to a related party and account receivable. The prepayment would not lead to significant cash outflow in the future and the account receivable balance as of March 31, 2026 has been fully collected in April, 2026.

Our liquidity depends on our ability to enhance our operating cash flow position and obtain capital financing from equity investors to fulfil the needs for our general operations and capital expenditures. Our ability to continue as a going concern is dependent on management’s ability to execute our business plan successfully, which includes improving market acceptance of our services to boost our sales volume to achieve economies of scale while applying more effective marketing strategies as well as cost control measures to better manage our operating cash flow position, and obtaining funds from outside sources of financing to generate positive financing cash flows. We also consider financing from bank facilities or shareholder capital injection to enhance capital turnover and liquidity position, if necessary.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the six months ended March 31,
	2025	2026	2026
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(466)	(12,481)	(1,809)
Net cash used in investing activities	(3,080)	-	-
Net cash provided by financing activities	5,950	21,812	3,162
Net change in cash in bank	2,404	9,331	1,353
Cash in bank, beginning of the year	522	401	58
Cash in bank, end of the year	2,926	9,732	1,411

	For the years ended September 30,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(16,113)	(20,891)	(2,935)
Net cash used in investing activities	(538)	(3,580)	(502)
Net cash provided by financing activities	16,208	24,350	3,420
Net change in cash in bank	(443)	(121)	(17)
Cash in bank, beginning of the year	965	522	73
Cash in bank, end of the year	522	401	56

Operating activities

Net cash used in operating activities was RMB12.5 million (US$1.8 million) for the six months ended March 31, 2026, which was primarily due to: (a) net income of RMB6.2 million (US$0.9 million) as mainly adjusted for (i) depreciation of property, plant and equipment of RMB1.6 thousand (US$0.2 thousand), (ii) amortization of operating lease right-of-use asset of RMB0.1 million (US$15.5 thousand), and (iii) deferred income tax of RMB0.9 million (US$0.1 million); and (b) changes in operating assets and liabilities due to the growth of business, which primarily consisted of (i) a decrease of RMB3.4 million (US$0.5 million) in accounts receivable, (ii) a decrease of RMB0.3 million (US$45.2 thousand) in prepaid expenses, other receivables and other current assets, (iii) an increase of RMB27.1 million (US$3.9 million) in prepayments to a related party, and (iv) an increase of RMB 3.9 million (US$0.6 million) in accounts payable.

Net cash used in operating activities was RMB0.5 million for the six months ended March 31, 2025, which was primarily due to: (a) net income of RMB4.2 million as mainly adjusted for (i) depreciation of property, plant and equipment of RMB43.6 thousand and (ii) amortization of operating lease right-of-use asset of RMB0.1 million, and (iii) deferred income tax of RMB0.7 million; and (b) changes in operating assets and liabilities due to the growth of business, which primarily consisted of (i) an increase of RMB0.2 million in accounts receivable, (ii) an increase of RMB1.1 million in prepaid expenses, other receivables and other current assets, (iii) an increase of RMB1.3 million in prepayments to a related party, and (iv) a decrease of RMB2.8 million in contract liability.

Net cash used in operating activities was RMB20.9 million (US$2.9 million) for the year ended September 30, 2025, which was primarily due to: (a) net income of RMB5.3 million (US$0.7 million) as mainly adjusted for (i) depreciation of property, plant and equipment of RMB63.9 thousand (US$9.0 thousand), (ii) amortization of operating lease right-of-use asset of RMB0.2 million (US$28.9 thousand), and (iii) deferred income tax of RMB0.8 million (US$0.1 million); and (b) changes in operating assets and liabilities due to the growth of business, which primarily consisted of (i) an increase of RMB11.5 million (US$1.6 million) in accounts receivable, (ii) a decrease of RMB3.0 million (US$0.4 million) in prepaid expenses, other receivables and other current assets, (iii) an increase of RMB9.6 million (US$1.3 million) in prepayments to a related party, and (iv) a decrease of RMB3.0 million (US$0.4 million) in contract liabilities.

Net cash used in operating activities was RMB16.1 million for the year ended September 30, 2024, which was primarily due to：(a) net income of RMB3.3 million as mainly adjusted for (i) depreciation of property, plant and equipment of RMB0.2 million and (ii) amortization of operating lease right-of-use asset of RMB48.6 thousand, and (iii) deferred income tax of RMB0.3 million; and (b) changes in operating assets and liabilities due to the growth of business, which primarily consisted of (i) a decrease of RMB1.7 million in prepaid expenses, other receivables and other current assets, (ii) an increase of RMB20.5 million in prepayments to a related party, (iii) a decrease of RMB2.8 million in accounts payable, (iv) an increase of RMB2.7 million in contract liabilities, and (v) an increase of RMB1.0 million in accounts receivable from related party.

Investing activities

For the six months ended March 31, 2026, net cash used in investing activities was nil.

For the six months ended March 31, 2025, net cash used in investing activities was RMB3.1 million, primarily attributable to investing to a related party.

For the year ended September 30, 2025, net cash used in investing activities was RMB3.6 million (US$0.5 million), primarily attributable to investing to a related party, Jiaozuo Wipo New Energy Technology Co., Ltd., which used to be the subsidiary of us and was de-consolidated in September 2025.

For the year ended September 30, 2024, net cash used in investing activities was RMB0.5 million, primarily attributable to borrowing to a related party.

Financing activities

Net cash provided by financing activities for the six months ended March 31, 2026 was RMB21.8 million (US$3.2million), primarily attributable to (i) proceeds from short-term bank borrowings of RMB55.3 million (US$8.0 million), partially offset by repayments of borrowings amounting to RMB32.9 million (US$4.8 million), and (ii) cash used in the preparation of offering of RMB0.6 million (US$83.9 thousand).

Net cash provided by financing activities for the six months ended March 31, 2025 was RMB6.0 million, resulting from proceeds from short-term bank borrowings of RMB25.5 million, partially offset by repayments of of short-term bank borrowings of RMB15.5 million and long-term bank borrowings of RMB4.0 million.

Net cash provided by financing activities for the year ended September 30, 2025 was RMB20.8 million (US$2.9 million), primarily attributable to (i) proceeds from short-term bank borrowings of RMB73.6 million (US$10.3 million), partially offset by repayments of borrowings amounting to RMB49.2 million (US$6.9 million).

Net cash provided by financing activities for the year ended September 30, 2024 was RMB16.2 million, primarily attributable to (i) proceeds from short-term bank borrowings of RMB46.4 million and long-term bank borrowings of RMB4.0 million, partially offset by repayments of borrowings amounting to RMB34.2 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. As of the date of this prospectus, there are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

Our capital expenditures are primarily related to purchase of property and equipment and software. We incurred capital expenditures of nil and nil for the years ended September 30,2024 and 2025, respectively, and incurred capital expenditures of nil, and nil for the six months ended March 31, 2025 and 2026, respectively. We expect that our capital expenditures will increase in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. To the extent cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to incur capital expenditures to support the expected growth of our business.

Off-Balance Sheet Arrangements

There was no off-balance sheet arrangements for the six months ended March 31, 2025 and 2026 and for the years ended September 30, 2024 and 2025 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Holding Company Structure

Our parent company is a holding company with no operation other than holding operating subsidiaries in mainland China. As a result, although we may raise capital at the holding company level, our ability to pay dividends to the shareholders and to repay any debt depends upon dividends paid by our operating subsidiaries. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions or remittances, including loans, to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in mainland China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in mainland China are also required to set aside at least 10% of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, share capital and capital reserve accounts are also restricted from distribution. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to certain restrictions on currency exchange or outbound capital flows. Under the PRC EIT Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in mainland China to their non-resident enterprise investors. See “Risk Factors — Risks Relating to Doing Business in the PRC — Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.”

Emerging Growth Company Status

Our parent company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“the JOBS Act”). As such, our parent company is eligible to take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The JOBS Act also exempts us from having to provide an auditor attestation of internal control over financial reporting under Sarbanes-Oxley Act Section 404(b).

Our parent company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement, (b) in which our parent company has total annual gross revenue of at least $1.235 billion, or (c) in which our parent company is deemed to be a large accelerated filer, which means the market value of our parent company’s common equity that is held by non-affiliates exceeds $700 million as of the last Business Day of its most recently completed second fiscal quarter; and (ii) the date on which our parent company has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer Status

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act. Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As such, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of the Nasdaq Stock Market. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance standards of the Nasdaq Stock Market that listed companies must: (i) have a majority of independent directors, (ii) have a nominating and corporate governance committee composed entirely of independent directors, (iii) obtain shareholders’ approval for issuance of securities in certain situations, and (iv) hold annual shareholders’ meetings. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq Stock Market.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) income taxes. See Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES to our financial statements for the disclosure of these accounting policies.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

We believe allowance for deferred tax assets involve the most significant judgments used in the preparation of our financial statements. We evaluate these estimates and assumptions on an ongoing basis. See Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES to our financial statements for the disclosure of these accounting estimates.

Allowance for deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. The assumptions used in determining projected future taxable income require significant judgement. Actual operating results in future years could differ from our current assumptions, judgements and estimates. There are transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain until the final tax position is confirmed by relevant tax authorities. We establish a valuation allowance against deferred tax assets to the extent we believe that recovery is not likely.

The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. We expect to continue to generate net income over the next several years and expect to have taxable income to utilize the deferred tax assets as of March 31, 2025 and 2026. For the periods presented, we have not experienced significant changes to our estimates and judgments related to allowance for deferred tax assets. We recorded nil and nil valuation allowance for deferred tax assets as of March 31, 2026.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our financial statements included elsewhere in this prospectus on this Form.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In connection with the audits of our financial statements for the twelve months ended and as of September 30, 2024 and 2025, we identified two “material weaknesses” in our internal control over financial reporting. As defined in the standards established by the PCAOB, and other control deficiencies, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; and (ii) lack of formal risk assessment process and internal control framework over financial reporting. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a comprehensive assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

In order to address and resolve the foregoing material weaknesses, we have implemented measures aimed at remediating the identified material weaknesses, including, among others: (i) engaged an external consultant experienced in accounting and SEC matters to assist management in enhancing our overall U.S. GAAP and SEC reporting function; and (ii) provided additional trainings to all relevant personnel focusing on the documentation and evidencing of operation of controls.

We plan to adopt additional measures to improve our internal control over financial reporting, including, among others: (i) creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (ii) setting up system of internal control framework with formal documentation of polices in place, as well as strengthening overall corporate governance; and (iii) developing a risk assessment process to allow early detection, prevention and resolution of potential risks related to internal control.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

Quantitative and Qualitative Disclosure about Market Risk

Interest rate risk

Fluctuations in market interest rates may negatively affect financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit, and the risk due to changes in interest rates is not material. We have not used any derivative financial instruments to manage the interest risk exposure.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Liquidity risk

We are also exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Concentration of credit risk

Assets that potentially subject us to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, prepayments, other receivables and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of our cash are held with financial institutions that our management believes to be of high credit quality. We conduct periodic reviews of the financial condition and payment practices of our customers to minimize collection risk on accounts receivable. Based on our historical experiences in collection of other receivables and amounts due from related parties, we consider the credit risk of these receivables to be low. Management conducts regular assessments on expected credit losses arising from non-performance by these counterparties. We evaluate its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

C. Research and Development, Patents and Licenses, etc.

We continue to invest in the research and development of our products. We have a research and development team consisting of specialized technicians and professionals primarily covering areas of high-power wireless charging software, intelligent order management, real-time information management and related technologies. The research and development (“R&D”) expenses consist primaries of design and development expenses with new technology, including (i) payroll expenses, (ii) R&D service outsourcing to professional third parties, (iii) depreciating and amortizing expenses, (iv) materials, supplies and other related expense.

In the years ended September 30, 2024 and 2025, our research and development expenses were approximately RMB1.83 million and RMB1.24 million. We intend to invest considerable time and expense in the future as part of our efforts to design, develop and market new products and services and enhance existing products with continued research and development activities.

We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes.

We regard our trademarks, copyrights, know-how, technologies, domain names, and other intellectual property as critical to our success. As of June 30, 2026, we own 33 registered trademarks worldwide, more than 20 copyrights (including copyrights to software products), and 1 registered domain name that are material to our business.

D. Trend Information

Other than as disclosed elsewhere in this Registration Statement on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since 2025 that are reasonably likely to have a material adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our board of directors reviewed the scope and roles and responsibilities of the executive officers in 2026 and determined that our executive officers for U.S. securities law purposes include our chief executive officer and chief financial officer. The following table provides information regarding our directors and executive officers as of the date of this registration statement.

Directors and Executive Officers	Age	Position/Title
Yuejin Liu	66	Chief Executive Officer, Director of iPower Cayman; Chairman and CEO of WIPO
Qihang Li	30	Director; Product Design Engineer of R&D Department of WIPO
Ruixie	54	Chief Financial Officer of iPower Cayman and WIPO
Shuai Li	33	Chief Technology Officer; R&D Manager of WIPO

Dr. Yuejin Liu, Ph.D. Dr. Liu serves as a Director of iPower Cayman. Dr. Liu has served as a Director and Chairman of the Board of Directors (the “Board”) of WIPO since October 2015 when WIPO was formed in China and as Chief Executive Officer since February 2015.

Rui Xie is the CFO of iPower Cayman. He has also served as the CFO of WIPO since October 2019. Mr. Xie graduated from Fudan University with Bachelor of Computer Information Management. Considering Mr. Xie’s work experience before joining WIPO, he has nearly 20 years of experience as a Chief Financial Officer and holds qualifications as an Intermediate Accountant and a Senior International Financial Manager.

Mr. Qihang Li is a director of iPower Cayman. Mr. Qihang Li graduated from Zhengzhou Industrial Application Technology College, majoring in Industrial Design and Drafting, with a college diploma. Since June 2018, he has been working as a CAD/CAE Product Design Engineer in the R&D Department of WIPO and serves as a director on the first board of directors of WIPO.

Shuai Li is the CTO of iPower Cayman. He has served as R&D Manager of WIPO Shanghai since August 2017. Mr. Li graduated from Henan University of Urban Construction with bachelor’s degree in Automatic Control and Power Electronics Technology.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended September 30, 2025, we paid an aggregate of approximately RMB 434,947.32 (US$61,260) by applying the exchange ratio of $1=RMB7.1 as of September 30, 2025) to our directors and executive officers.

Dr. Liu is the controlling shareholder of iPower Cayman.

WIPO will provide statutory pension plan to the management team after OTC listing.

C. Board Practices

Our board of directors consists of three directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

Convening shareholders’ annual general meetings and reporting its work to the shareholders at such meetings;

Declaring dividends and distributions;

-	Appointing officers and determining the term of office of officers;

-	Exercising the borrowing powers of company and mortgaging the properties of our company; and

-	Approving the transfer of shares of our company, including registering of such shares in our share register.

Committees of our Board of Directors

As of the date of this registration statement, iPower does not have either an audit and risk committee or a compensation committee. We will form an audit and risk committee and adopt an audit and risk committee charter that complies with NASDAQ rules prior to applying for uplisting at NASDAQ.

Terms of Directors and Executive Officers

Each of our directors shall hold office until the expiration of his or her term and his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be removed from office by an ordinary resolution of shareholders. In addition, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his or her office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our memorandum and articles of association. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

We have standardized employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance  of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three- to six-month  prior written notice.

Each executive officer is expected to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer is expected to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our company all his or her all associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation  restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or an executive officer.

D. Employees

As of the date of this registration statement, other than our executive officers as described above, iPower has no employees and has not retained any contractor (other than consultants and advisors in the ordinary course of business consistent with past practice or in connection with OTC listing and the Nasdaq listing). Our China subsidiaries have 7 employees.

We enter into employment contracts and non-disclosure agreements with our full-time employees.

We contribute social security and housing provident fund for employees as required by local government, however, though our practice is consistent with the local practices, we have not strictly complied with the Labor Contract Law of China.

We provide safety training and professional skills training for employees and offer free work meals and affordable accommodations to our employees. There is a clear reward and punishment mechanism, and confidentiality work and protection for vulnerable groups are emphasized.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this registration statement:

-	Each of our directors and our executive officers; and

-	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 21,003,191 ordinary shares issued and outstanding as of July 14, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the filing date of this registration statement, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The table set forth below summarizes the existing interests in iPower Wireless Technology Inc. as of July 14, 2026.

Name of Holder	Type of Holder	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Number of Private Placement Rights	Percentage of the Ownership Class A Ordinary Shares
Liuyuejin Ltd(1)	Founder, Controlling Shareholder, CEO and Chairman		12,497,490
Wanghuaili Ltd		1,737,000			8.27%
Ruixie (2)	CFO	0	0	0
Shuaili (3)	CTO
Liqihang Ltd.	Director	0	0	0
DE Investment Holdings Limited					15.43%

(1)	Liuyuejin Ltd., a BVI company solely owned by Dr. Yuejin Liu, the CEO and Director of iPower, paid an aggregate of $___ for ___ Founder Shares on ___ 2026. Dr. Yuejin Liu is the sole shareholder of Liuyuejin Ltd., and is the sole director of Liuyuejin Ltd. with the power to vote or dispose of the securities held by Liuyuejin Ltd.
(2)	Ruixie
(3)	Shuaili；
(4)	DE Investment Holdings Limited, a Samoa company solely owned by CHAN Ngai Ting Cindy, paid an aggregate of $701,569 for 3,241,271 Class A ordinary shares on June 23 2026.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of July 14, 2026, Dr. Yuejin Liu, the founder of the Group, the controlling shareholder and the Chief Executive Officer of iPower, is the ultimate beneficial owner, holding 59.50% equity in iPower.

Huali Wang is the ultimate beneficial owner of 8.27% equity in iPower;

DE Investment Holdings Ltd is the pre-ipo investor of iPower, CHAN Ngai Ting Cindy is the ultimate beneficial owner of 15.43% equity in iPower.

Name	Class A Ordinary Shares	% of Class A Outstanding	Class B Ordinary Shares	% of Class B Outstanding	% of Total Outstanding Shares	Aggregate Voting Power
Dr. Yuejin Liu, through LIUYUEJIN Ltd.	—	—	12,497,490	100.00%	59.50%	93.63%
WANGHUALU Ltd.	1,737,000	20.42%	—	—	8.27%	1.30%
WUXIAOLONG Ltd.	431,610	5.07%	—	—	2.05%	0.32%
SUNQING Ltd.	192,375	2.26%	—	—	0.92%	0.14%
WANGJUNSHENG Ltd.	141,525	1.66%	—	—	0.67%	0.11%
ZHANGPEIYAN Ltd.	1,013,404	11.91%	—	—	4.83%	0.76%
MAOLIBEI Ltd.	1,013,404	11.91%	—	—	4.83%	0.76%
DE Investment Holdings Lim	3,241,271	38.11%	—	—	15.43%	2.43%
HFG	735,112	8.64%	—	—	3.50%	0.55%
Total	8,505,701	100.00%	12,497,490	100.00%	100.00%	100.00%

(1)	Each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to ten votes per share. Accordingly, the percentage of aggregate voting power attributable to each shareholder differs from such shareholder’s percentage ownership of our outstanding ordinary shares.
(2)	The percentage of beneficial ownership for each class of ordinary shares is calculated by dividing the number of shares beneficially owned by the total number of outstanding shares of that class as of July 14, 2026. As of that date, 8,505,701 Class A ordinary shares and 12,497,490 Class B ordinary shares were outstanding.

B. Related Party Transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Group’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group, or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

The relationship between the related parties and the Group are described as follows:

Dr. Yuejin Liu is the founder and the Group, he is also the ultimate controlling shareholder of the Company.

Jiaozuo Wipo New Energy Technology Co., Ltd is an entity under common ultimate control by Dr. Yuejin Liu. Shanghai WIPO purchases wireless module. Further, as part of Reorganization, Jiaozuo Wipo was disposed to Shanghai WeichongNew Energy Technology Co., Ltd.

Jiaozuo Weisa Technology Co., Ltd is an entity under common ultimate control by Dr. Yuejin Liu. Shanghai Weichong New Energy Technology Co., Ltd is an entity under ultimate common control by Dr. Yuejin Liu. Listed below are the related parties transaction between the Group and the relevant related parties:

Temporary advances due from Dr. Yuejin Liu

Dr. Yuejin Liu, founder, controlling shareholder and Chief Executive Officer of iPower, is a related party of the Group. The amounts arise from temporary advances provided to Dr. Liu from time to time. The Company advanced a total of RMB 487,768 to Dr. Liu during fiscal year 2024; no further advances were made and no amounts were repaid from October 1, 2024 through March 31, 2026. The outstanding balance of temporary advances due from Dr. Liu remained unchanged at RMB 487,768 as of September 30, 2024, September 30, 2025 and March 31, 2026. These advances are unsecured, interest-free, bear no fixed maturity date and are repayable on demand. The Company is in active communication with the related party and expects to fully collect the outstanding balance prior to the consummation of the Company’s initial public offering.

Disposal consideration due from Shanghai Weichong New Energy Technology Co., Ltd.

Shanghai Weichong New Energy Technology Co., Ltd. is an entity under the common control of Dr. Liu. In the Reorganization, Jiaozuo Wipo New Energy Technology Co., Ltd. was transferred to Shanghai Weichong for consideration of RMB5,630,000. The transfer consideration was recorded as a receivable from Shanghai Weichong as of both September 30, 2025 and March 31, 2026.

Purchase from Jiaozuo Wipo New Energy Technology Co., Ltd.

The company’s purchase amounts from Jiaozuo Wipo New Energy Technology Co., Ltd. in 2024, 2025, and the first half of 2025 and 2026 were RMB33,098,018, RMB150,400,991, RMB69,913,938 and RMB77,201,204 , respectively. As of the end of 2024, the end of 2025, and March 31, 2026, the company’s prepayments to Jiaozuo Wipo New Energy Technology Co., Ltd. were RMB34,783,373, RMB44,398,180 and RMB71,537,801, respectively.

Revenue from Jiaozuo Weisa Technology Co., Ltd.

The company’s revenue from Jiaozuo Weisa Technology Co., Ltd. in 2024, 2025, and the first half of 2025 and 2026 were RMB2,830,188, nil, nil and nil, respectively. As of the end of 2024, the end of 2025, and March 31, 2026, the company’s accounts receivable from Jiaozuo Weisa Technology Co., Ltd. were RMB1,000,000, RMB1,000,000 and RMB1,000,000, respectively.

Guaranteed by Dr. Yuejin Liu and Shanghai Weichong New Energy Technology Co., Ltd.

The Company's bank loans are principally secured by personal guarantees, Yuejin Liu, no guarantee fees are payable for the security provided by the controlling shareholder. In addition, one bank loan obtained during the six months ended March 31, 2026 was guaranteed by Shanghai Weichong New Energy Technology Co., Ltd., a related party, and no guarantee fees are payable to Shanghai Weichong.

As of December 31, 2024 and 2023, the Company had no borrowings under the working capital loans.

Wireless Module Purchase

On March 6, 2026, WIPO (Shanghai) New Energy Technology Co., Ltd entered into that Supply Contract with Jiaozuo Wipo New Energy Technology Co., Ltd pursuant to which WIPO purchased wireless charging module from Jiaozuo Wipo New Energy Technology Co., Ltd.

C. Interest of Experts and Counsel

Not Applicable

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The financial statements of iPower Wireless Technology Inc. as of and for the years ended September 30, 2024 and 2025 included with this Registration Statement on Form 20-F have been prepared in accordance with accounting principles generally accepted in the United States of America.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. From time to time, we may be subject to legal, regulatory and/or administrative proceedings relating to third-party and principal intellectual property infringement claims, contract disputes involving suppliers and customers, employment related disputes, unfair competition and other matters in the ordinary course of our business.

Dividend Distributions

We have not paid in the past and do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to distribute dividends, subject to our current memorandum and articles of association and applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Holders of our securities will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary of our securities in U.S. dollars, which will distribute them to the holders of securities according to the terms of the deposit agreement, including the fees and expenses payable thereunder. Other distributions, if any, will be paid by the depositary to the holders of securities in any means it deems legal, fair and practical.

We are a holding company incorporated in the Cayman Islands. We principally rely on dividends from our subsidiaries in China for our cash needs. To pay dividends to us, our subsidiaries in China need to comply with the applicable regulations. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

B. Significant Changes

Except as disclosed elsewhere in this Registration Statement on Form 20-F, we have not experienced any significant changes since March 31, 2026.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our shares have not been listed on any stock exchange and we plan to apply to be traded on Over the Counter Equity Trading (“OTC”); however, WIPO is listed on Shanghai Equity Exchange since December 25, 2020 with its trading name as WIPO and its code is 300386 For more information regarding WIPO’s listing, please see www.china-see.com

B. Plan of distribution

Not applicable.

C. Markets

We will apply to trade our Class A ordinary shares at OTCQB. Upon meeting the listing requirement of NASDAQ, we plan to uplist at NASDAQ Capital Market. As of the date of this Registration Statement, our securities are not publicly traded at any exchange worldwide.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable.

F. Expense of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

As of the date hereof, the authorized share capital of iPower is Fifty Thousand Dollars (US$50,000) divided into 500,000,000 ordinary shares, with a par value of US$0.0001 each, out of which 21,003,191 ordinary shares are outstanding as of the date (collectively, the “Outstanding Shares”). Among them, there are 8,505,701 shares are Class A and 12,497,490 shares of Class B shares; Each Class A Ordinary Share shall entitle the holder to one (1) vote on all matters of iPower; and Each Class B Ordinary Share shall entitle the holder to ten (10) votes on all matters of iPower;

As of the date hereof, the Outstanding Shares are the only shares of iPower issued and outstanding and no Ordinary Shares are held as treasury shares. All the Outstanding Ordinary Shares have been duly and validly issued and are fully paid, and were issued in accordance with the iPower’s Charter Documents and the Cayman Companies Act, and have not been issued in violation of any pre-emptive or similar rights.

B. Memorandum and Articles of Association

Articles of Association of iPower

The following information is a summary of the material terms of the iPower Shares as specified in our articles of association as presently in effect. The following summary does not purport to be complete and is qualified in its entirety by reference to our articles of association.

Share rights

The directors of iPower may (subject to the provisions of the Articles of Association of iPower and the Cayman Companies Act), without prejudice to any rights attached to any existing shares, offer, issue, allot, grant options over or otherwise dispose of the shares with or without preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividends or other forms of distribution, voting, return of capital or otherwise, and to such persons and on such terms and conditions and for such consideration, and at such times as they think fit, provided no share shall be issued at a discount (except in accordance with the provisions of the Cayman Companies Act). Any share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of iPower or the holder is liable, to be redeemed.

Voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or extraordinary general meeting of the shareholders entitled to vote on such action, or in lieu of a general meeting, be effected by a resolution in writing. On a poll, each shareholder is entitled to one (1) vote for each Class A Ordinary Share, and ten (10) votes for each Class B Ordinary Share, both voting together as a single class, on all matters that require a shareholder’s vote.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding at least one third majority of the number of paid up Class A Ordinary Shares and Class B Ordinary Shares of our company present in person or by proxy. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a written requisition by any one or more shareholder(s) entitled to attend and vote at general shareholders’ meetings of our company holding not less than 10% of the number of our paid up Class A Ordinary Shares and Class B Ordinary Shares deposited at the registered office of our company. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires, where a poll is taken, the affirmative vote of a simple majority of the votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares cast at a meeting, while a special resolution requires, where a poll is taken, the affirmative vote of not less than two-thirds of the votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares cast at a meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as a change of company name or making amendments to our Memorandum of Association or Articles of Association. Holders of the Class A Ordinary Shares and Class B Ordinary Shares may, among other things, subdivide or consolidate their shares by passing of an ordinary resolution.

Conversion. Each fully paid Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Share into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to our Memorandum and Articles of Association shall be effected by way of a re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share, or a repurchase of each relevant Class B Ordinary Share for cancellation and an allotment and issuance of new Class A Ordinary Shares. Any future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares. The conversion of Class B Ordinary Shares might have an impact on holders of Class A Ordinary Shares, including dilution and reduction in the aggregate voting power of holders of Class A Ordinary Shares, as well as the potential increase in the relative voting power if any holder of Class B Ordinary Shares retains its shares.

Restrictions on Voting

No shareholder shall be entitled to vote, either in person or by proxy, at any general meeting or at any separate class meeting in respect of any share held by such shareholder unless all calls or other sums payable by such shareholder in respect of that share have been paid.

Our board of directors may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to us serving on such shareholder at least 14 days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on such holder’s shares.

Variation of Rights

The rights attached to any class of shares may be varied or abrogated, in accordance with the provisions of the Cayman Companies Act and iPower’s Memorandum and Articles of Association, by either the consent in writing of the holders of not less than two-thirds of shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of a resolution passed by shareholders of iPower of not less than two thirds of the issued shares of that class as may be present at a general meeting in person or by proxy) passed at a separate meeting of the holders of those shares of that class. At every such separate general meeting (except an adjourned meeting) the quorum must be one or more persons holding or representing by proxy not less than one third of all issued shares of the relevant class and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

The rights conferred upon the holders of any shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by the creation or issue of further shares ranking equally with them.

Transfer of Class A Ordinary Shares and Class B Ordinary Shares.

Subject to our Articles of Association relating to the transfer of Class A Ordinary Shares and Class B Ordinary Shares and provided that such transfer complies with the applicable rules of the SEC, the Nasdaq and federal and state securities laws of the United States, our shareholders may transfer all or any of his or her Class A Ordinary Shares and Class B Ordinary Shares by an instrument of transfer in a common form or any other form prescribed by the Nasdaq or otherwise approved by our board of directors. Only our Class A Ordinary Shares will be listed on Nasdaq.

Subject to any applicable rules of any stock exchange, our board of directors may, in its absolute discretion, decline to register any transfer of any Class A Ordinary Shares and Class B Ordinary Share whether or not it is fully paid up without assigning any reason for doing so.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to the transferee a notice of such refusal.

Subject to any applicable rules of any stock exchange, the registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Share transfers

Prior to the effective of this registration statement, the instrument of transfer of any our share shall be executed by or on behalf of the transferor (and, if the directors so determine, the transferee). The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of such share. All instruments of transfer, once registered, may be retained by iPower. After our shares are listed at NASDAQ, our transfer of shares is premised on the share transactions on the Stock Exchange(s), the transfer between accounts is electronically registered shall be the only effective method for the transfer of shares recognized by the relevant laws applicable, and such transfer between accounts being electronically registered after making an application to electronically register the transfer between accounts may be made by way of transfer of shares between the securities accounts of the transferor and the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the register in respect thereof.

Dividends

The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Articles of Association provide that dividends may be out of any funds of the Company lawfully available for distribution. Dividends may also be declared and paid out of a share premium account or any other fund or account which can be authorized for this purpose subject to the restrictions of the Companies Act, provided that in no circumstances may we pay a dividend out of a share premium account if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business

Shareholder meetings

As an exempted company in the Cayman Islands, iPower is not required under the Cayman Companies Act to hold an annual general meeting.

The directors of iPower may, whenever they think fit, convene an extraordinary general meeting. If at any time there are not sufficient directors capable of acting to form a quorum, any director, or any one or more shareholders holding in the aggregate not less than one third of the total number of issued shares of iPower (which include the Class A Ordinary Shares and Class B Ordinary Shares) entitled to vote, may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the directors.

At least five clear days’ notice shall be given of any general meeting of iPower. Every notice shall specify the place, the day and the time of meeting and, in the case of special business, the general nature of the business to be conducted at the general meeting, and shall be given in the manner provided in these Articles or in such other manner (if any) as may be prescribed by iPower, to such persons as are entitled to receive such notices from iPower. A general meeting may be convened by such shorter notice, or without notice, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent in nominal value of the shares giving that right.

Each shareholder of iPower entitled to attend and vote at a general meeting may attend and vote at the general meeting: (a) in person, or where a shareholder is a company or non-natural person, by a duly authorised corporate representative; or (b) by one or more proxies. A proxy or corporate representative need not be a shareholder.

Subject to the Cayman Companies Act, on a show of hands, every Class A Ordinary Shareholder of iPower present in person or by proxy and entitled to vote shall have one (1) vote, and every Class B Ordinary Shareholder of iPower present in person or by proxy and entitled to vote shall have ten (10) vote. On a poll, every Class A Ordinary Shareholder of iPower present in person or by proxy and entitled to vote shall have one (1) vote for each Class A Ordinary Share of which he/she/it is the registered holder, and every Class B Ordinary Shareholder of iPower present in person or by proxy and entitled to vote shall have ten (10) votes for each Class B Ordinary Share of which he/she/it is the registered holder. Except as otherwise required by law or our Articles of Association, the Class A Ordinary Shares and the Class B Ordinary Shares shall vote together on all matters submitted to a vote of shareholders.

Alteration of share capital

If at any time the share capital of iPower is divided into different classes of shares, all or any of the special rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the sanction of a resolution passed by the holders of not less than two thirds of the issued shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the shares of that class. To any such separate general meeting, the necessary quorum shall be any one or more persons holding or representing by proxy not less than one third of the issued shares of the class and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

Change of Control

There is no specific provision in the articles of association that would have the effect of delaying, deferring or preventing a change of control.

Distributions on Winding Up

Subject to the rights attaching to any shares, if iPower shall be wound up, the liquidator may, with the sanction of an ordinary resolution and any other requirement of the Cayman Companies Act, divide amongst the shareholders in kind the whole or any part of the assets of the Company and may for such purpose set such value as he/she deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is any liability.

Directors

Number of Directors

iPower may by ordinary resolution from time to time fix the maximum and minimum number of directors to be appointed but unless such number is fixed as aforesaid the number of directors shall be unlimited and there shall be no minimum number of directors. The Company may by ordinary resolution appoint additional directors from time to time.

Appointment of Directors

The directors of iPower shall have the power at any time, and from time to time, to appoint any person to be a director, either to fill a vacancy or as an additional director. The Company may by ordinary resolution passed by shareholders appoint and remove a director or directors.

Directors’ Interests

A director of iPower may hold any other office or place of profit with iPower (except that of auditor) in conjunction with his/her office of Director for such period and upon such terms as to remuneration and otherwise as the Directors may determine. No Director or officer shall be disqualified from his/her office or prevented by such office from holding any office or place of profit under iPower or under any company in which iPower shall be a member or have any interest, or from contracting with iPower, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of iPower in which any director or officer shall be in any way interested be or be liable to be avoided nor shall any director or officer so contracting, dealing or being so interested be liable to account to iPower for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established.

A director (or his/her alternate director in his/her absence) shall be at liberty to vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of the Director in any such contract or transaction shall be disclosed by him/her at or prior to its consideration and any vote thereon. The nature of the interest of any Director or officer in any contract, dealing or transacting with or affecting iPower shall be disclosed by him/her at or prior to its consideration and any vote thereon and a general notice that a Director or officer is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Directors’ Fees and Remuneration

The remuneration to be paid to the directors, if any, shall be determined by iPower in general meeting or, in the absence of such a determination, by the directors. Each director shall also be entitled to be paid his/her reasonable travelling, hotel and other expenses properly incurred by him/her in connection with his/her attendance at meetings of the directors, committees of the directors or general meetings of iPower, or otherwise in connection with the business of iPower, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other. The directors may by resolution approve additional remuneration to any director for services which in the opinion of the Directors go beyond the ordinary duties of a director.

Borrowing Powers

Our board of directors may exercise all the powers to borrow money and to mortgage or charge all or any part of our undertaking, property, assets (present or future) and uncalled capital and to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Indemnity

Every director or other officers of iPower shall, in the absence of actual fraud, willful default or as otherwise required by law, be indemnified and held harmless out of the assets of iPower against all liabilities, loss, damage, cost or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses on a full indemnity basis properly payable) incurred or suffered by him/her by or by reason of any act done, conceived in or omitted in the conduct of iPower’s business or in the discharge of his/her duties. be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company to pay, all costs, losses, damages and expenses, including travelling expenses, which any such Director, Secretary, officer, servant or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, Secretary, officer, servant or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company

Exclusive jurisdiction

We intend to amend our Articles to provide that, unless we consent in writing to the selection of an alternative forum in the United States, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 and the Exchange Act. Save in respect of any cause of action arising under the Securities Act, by subscribing for or acquiring our shares, a shareholder submits all disputes between him or herself and us or our directors to the exclusive jurisdiction of the Cayman Islands courts.

C. Material Contracts for the two years immediately preceding public filing.

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any subsidiary of ours is a party for the immediately preceding two years.

Merger Agreement

On July 7, 2026, iPower Wireless Technology USA Inc., iPower USA entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VCAB. iPower Wireless Technology USA Inc., a corporation incorporated in the State of Texas and wholly-owned subsidiary of iPower (“Merger Sub”), pursuant to which VCAB was to merge (the “VCAB Merger”) with and into Merger Sub, with Merger Sub surviving as the surviving entity (the “Surviving Entity”). At the time of the VCAB Merger, VCAB was subject to a bankruptcy proceeding and had minimal assets, no liabilities and no equity owners, except for approximately 600 holders of allowed unsecured claims and a holder of allowed administrative expenses (collectively, the “Claim Holders”). Pursuant to the VCAB Merger, and in accordance with the bankruptcy plan, we issued an aggregate of 735,112 shares of our ordinary shares (the “Merger Shares”) to the Claim Holders as full settlement and satisfaction of their respective claims. As provided in the bankruptcy plan, the Merger Shares were issued pursuant to Section 1145 of the U.S. Bankruptcy Code. As a result of the Merger, the separate corporate existence of VCAB ended, and VCAB was dissolved. We entered into the VCAB Merger to increase our shareholder base to, among other things, assist us in satisfying the listing standards of a national securities exchange.

A copy of the Merger Agreement was attached as Exhibit 4.5 to this Registration Statement.

The Merger transaction contemplated by the Merger Agreement and plans of merger was consummated on July 7 2026.

Immediately after the Merger transaction, we become obligated to register as a report company as defined in the Exchange Act. Pursuant to relevant rules under the Exchange Act, we are filing this Registration Statement on Form 20-F.

WFOE Investment Agreement.

On June 30, 2026, the WIPO Times(Shanghai) Technology Ltd and WIPO Technology (Shanghai) Co. Ltd, entered into a Share Purchase agreement (the “WFOE Investment Agreement”), pursuant to the WFOE Purchase Agreement, the Company has agreed to, invests to the WIPO(Shanghai ) New Energy Technology Ltd, in consideration of the US$ 5.47 million (RMB 37.28 million at the exchange rate of USD 1.00 to CNY 6.8109 as of June 30, 2026), holds 58% equity of WIPO after the investment.

Short Term Loan and Long-Term Loan Agreements

(a)	On May 31, 2024, WIPO obtained a loan from Bank of Beijing Co., Ltd. Shanghai Branch in the principal amount of RMB 10,000,000 at an interest rate of 3.45% per annum, due on May 22, 2025.

On May 28, 2025, WIPO obtained a loan from Bank of Beijing Co., Ltd. Shanghai Branch in the principal amount of RMB 10,000,000 at an interest rate of 3.00% per annum, due on May 26, 2026.

(b)	On December 20, 2023, WIPO obtained a loan from Industrial Bank Co., Ltd. Shanghai Branch in the principal amount of RMB 3,000,000 at an interest rate of 3.45% per annum, due on December 17, 2024.

On December 13, 2024, WIPO obtained a loan from Industrial Bank Co., Ltd. Shanghai Central Sub-branch in the principal amount of RMB 7,000,000 at an interest rate of 3.10% per annum, due on December 12, 2025.

(c)	On February 27, 2024, WIPO obtained a loan from Bank of China Limited in the principal amount of RMB 3,000,000 at an interest rate of 3.05% per annum, due on February 26, 2025.

On March 21, 2025, WIPO obtained a loan from Bank of China Limited in the principal amount of RMB 3,000,000 at an interest rate of 2.70% per annum, due on March 21, 2026.

On June 18, 2025, WIPO obtained a loan from Bank of China Limited in the principal amount of RMB 7,000,000 at an interest rate of 2.60% per annum, due on June 18, 2026.

(d)	On March 12, 2024, WIPO obtained a loan from Bank of Jiangsu Co., Ltd. in the principal amount of RMB 3,000,000 at an interest rate of 3.45% per annum, due on March 5, 2025.

On March 12, 2025, WIPO obtained a loan from Bank of Jiangsu Co., Ltd. in the principal amount of RMB 4,000,000 at an interest rate of 3.10% per annum, due on March 6, 2026. By October 31, 2025, the balance of this loan has been paid off.

(e)	On June 5, 2024, WIPO obtained a loan from Shanghai Pudong Development Bank in the principal amount of RMB 5,000,000 at an interest rate of 3.90% per annum, due on June 5, 2025.

(f)

On July 23, 2024, WIPO obtained a loan from Postal Savings Bank of China Co., Ltd. in the principal amount of RMB 4,208,000 at an interest rate of 3.35% per annum, due on July 22, 2026.

On August 13, 2024, WIPO obtained a loan from Postal Savings Bank of China Co., Ltd. in the principal amount of RMB 3,208,000 at an interest rate of 4.61% per annum, due on August 12, 2025.

On July 10, 2025, WIPO obtained a loan from Postal Savings Bank of China Co., Ltd. in the principal amount of RMB 4,208,000 at an interest rate of 3.40% per annum, due on July 9, 2026.

(g)	On March 14, 2025, WIPO obtained a loan from China Everbright Bank in the principal amount of RMB 4,950,000 at an interest rate of 2.90% per annum, due on September 14, 2026.

(h)	On March 28, 2025, WIPO obtained a loan from Industrial and Commercial Bank of China in the principal amount of RMB 5,000,000 at an interest rate of 2.75% per annum, due on March 25, 2026.

(i)	On July 22, 2025, WIPO obtained a loan from Bank of Communications in the principal amount of RMB 7,200,000 at an interest rate of 3.70% per annum, due on July 22, 2026.

(j)	WIPO entered into a revolving credit facility of RMB 5,000,000 with China Construction Bank from May 23, 2023 to May 23, 2026. The reported balance represents the outstanding principal.

(k)	On November 12, 2025, WIPO obtained a loan from Industrial Bank Co., Ltd. Shanghai Branch in the principal amount of RMB 7,000,000 at an interest rate of 2.50% per annum, due on November 11, 2026.

(l)	On March 20, 2026, WIPO obtained a loan from Bank of China Limited in the principal amount of RMB 3,000,000 at an interest rate of 2.60% per annum, due on March 20, 2027.

(m)	On December 8, 2025, WIPO obtained a loan from Shanghai Pudong Development Bank in the principal amount of RMB 5,000,000 at an interest rate of 3.00% per annum, due on December 7, 2026.

On January 19, 2026, WIPO obtained a loan from Shanghai Pudong Development Bank in the principal amount of RMB 2,000,000 at an interest rate of 3.00% per annum, due on January 18, 2027.

(n)	On March 26, 2026, WIPO obtained a loan from Industrial and Commercial Bank of China in the principal amount of RMB 5,000,000 at an interest rate of 3.11% per annum, due on March 24, 2027.

(o)	On December 19, 2025, WIPO obtained a loan from China Guangfa Bank in the principal amount of RMB 3,000,000 at an interest rate of 3.00% per annum, due on December 19, 2026.

(p)	On December 9, 2025, WIPO obtained a loan from Bank of Wenzhou in the principal amount of RMB 7,500,000 at an interest rate of 4.60% per annum, due on November 16, 2026.

(q)	On March 24, 2026, WIPO obtained a loan from Bank of Jiangsu Co., Ltd. in the principal amount of RMB 3,000,000 at an interest rate of 3.10% per annum, due on March 23, 2027.

(r)	WIPO entered into a loan contract of RMB 10,000,000 with Agricultural Bank of China. On March 28, 2026, WIPO obtained a loan from Agricultural Bank of China in the principal amount of RMB 9,500,000 at an interest rate of 2.55% per annum, due on March 27, 2027. WIPO entered into a loan contract of RMB 10,000,000 with Agricultural Bank of China.

The Company’s bank loans are principally secured by personnel guarantees and are otherwise unsecured by any physical assets or collateral. Please see also F-24 and F-25 for details.

The above loan transaction documents are attached as Exhibit 4.9 (a)~(r) to this Registration Statement.

Material Supply Agreement for the two years immediately preceding public filing.

On January 1,2025, WIPO (Shanghai) New Energy Technology Co., Ltd entered into that Sales Contract with Shanghai Changting Information Technology Co., Ltd, pursuant to which WIPO purchased certain components to make wireless charge products from Shanghai Changting Information Technology Co., Ltd.

A copy of the Sales Contract was attached as Exhibit 4.5 to this Registration Statement.

On March 6, 2026, WIPO (Shanghai) New Energy Technology Co., Ltd entered into that Supply Contract with Jiaozuo Wipo New Energy Technology Co., Ltd pursuant to which WIPO purchased wireless charging module from Jiaozuo Wipo New Energy Technology Co., Ltd.

A copy of the Supply Contract was attached as Exhibit 4.6 to this Registration Statement.

Long Term Sales Agreement for the two years immediately preceding public filing.

On June 13, 2026, WIPO entered into that Purchase and Sale Contract with Zhoushan Wubang Energy Chemical Co., Ltd, pursuant to which the Distributor purchase and sells our products in the territory of People’s Republic of China. Though no long term distribution agreement had been entered by WIPO and Zhoushan Wubang, Zhoushan Wubang is one of our key distributors which distributes our products in the territory of the People’s Republic of China.

A copy of the Purchase and Sale Agreement was attached as Exhibit 4.7 to this Registration Statement.

Patent License Agreement for the two years immediately preceding public filing.

On December 1, 2023, WIPO (Shanghai) New Energy Technology Co., Ltd entered into a Patent License Agreement with Jiaozuo Weisa Technology Co., Ltd, pursuant to which WIPO licensed certain patent technology to Jiaozuo Weisa Technology Co., Ltd to manufacture wireless charging products. The term of this Patent License Agreement is 3 years ending November 30, 2026.

A copy of the Patent License Agreement is attached as Exhibit 4.8 to this Registration Statement.

D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

E. Taxation (withholding tax provisions, tax treaties).

Cayman Islands Taxation

According to Appleby, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

British Virgin Islands

According to Appleby, our British Virgin Islands counsel, companies incorporated under the BVI Business Companies Act are exempt from all provisions of the BVI Income Tax Act. All dividends, interest, rents, royalties, compensations and other amounts paid by a BVI company to persons who are not resident in the BVI, and capital gains realised with respect to any shares, debt obligations or other securities of such a BVI company by persons who are not resident in the BVI, are exempt from the provisions of the BVI Income Tax Act. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligations or other securities of a BVI company. There are no laws or regulations governing exchange control in the BVI.

People’s Republic of China Taxation

PRC Enterprise Income Tax Law

Under the PRC Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China may be considered a PRC “resident enterprise,” meaning it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to a PRC resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the PRC Enterprise Income Tax Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. STA Circular 82 issued by the State Taxation Administration on April 22, 2009 specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in China. Although STA Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in STA Circular 82 may reflect STA’s general position on how the “de facto management body” test should be applied in determining tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We believe that we are not a PRC resident enterprise and therefore we are not subject to PRC enterprise income tax reporting obligations and the dividends paid by us to holders of our ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares if such income is treated as China-sourced income. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event we are treated as a PRC resident enterprise. See “Item 3 Key Information —Risk Factors—D. Risks Related to Doing Business in China—It is unclear whether we will be considered a PRC ‘resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC ‘resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”

Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises

On February 3, 2015, the State Taxation Administration issued STA Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of STA Public Notice 7 were abolished Pursuant to STA Public Notice 7, as amended, where a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. STA Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity interests through a public securities market. STA Public Notice 7, as amended, also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the PRC tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

PRC Value-Added Tax (VAT) and Business Tax

Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenue generated from providing services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by the tax authorities.

In November 2011, the Ministry of Finance and SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, the Ministry of Finance and SAT promulgated five circulars to further expand the scope of services that are to be subject to VAT instead of business tax. Pursuant to these tax rules, from August 1, 2013, VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of PRC on Value Added Tax to reflect the normalization of the pilot program. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

On April 4, 2018, the Ministry of Finance and SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the notice, starting from May 1, 2018, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively.

On March 20, 2019, the Ministry of Finance, SAT and the General Administration of Customs issued the Announcement on Policies for Deepening the VAT Reform, which came into effect in April 2019, to further reduce VAT rates. According to the announcement, (1) for general VAT payers’ sales activities or imports previously subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (2) for agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (3) for agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (4) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (5) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A ordinary shares by a U.S. Holder (as defined below) that holds our Class A ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to use a mark-to-market method of accounting;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or former long-term residents of the U.S.;

●	tax-exempt entities (including private foundations);

●	governments or agencies or instrumentalities thereof;

●	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	holders who acquire their Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or person holding Class A ordinary shares through such entities (except as explicitly discussed below.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our Class A ordinary shares. This brief description is based on the current provisions of the Code, existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements of the IRS and other applicable authorities federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our Class A ordinary shares.

Dividends

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder of Class A ordinary shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We will apply to trade our Class A ordinary shares on the OTC; there can be no assurance, however, that our Class A ordinary shares will be considered readily tradeable on an established securities market in future years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may be eligible instead to claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A ordinary shares. Any capital gain or loss will be long-term if the Class A ordinary shares have been held for more than one year. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or the income test, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which produce passive income. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. In particular, increased volatility in the market price of our Class A ordinary shares may significantly increase our risk of becoming a PFIC. The market price of our Class A ordinary shares may continue to fluctuate widely, and consequently, we cannot assure you of our PFIC status for any taxable year. Fluctuations in the market prices of our Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder, other than the taxable year in which the U.S. Holder’s holding period Class A ordinary shares begins, that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the portion of the U.S. Holder’s holding period for the Class A ordinary shares that preceded the taxable year in which the U.S. Holder receives the distribution), and (ii) any gain realized on the sale or other disposition of Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

●	the amount allocated to each prior taxable year (or portion thereof), other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year (or portion thereof), other than a pre-PFIC year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded (generally, stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter) on a qualified exchange or other market, as defined in applicable Treasury Regulations. We anticipate that our Class A ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A ordinary shares held at the end of the taxable year over the adjusted tax basis of such Class A ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A ordinary shares over the fair market value of such Class A ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our Class A ordinary shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to “specified foreign financial assets” (which may include our Class A ordinary shares), subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A ordinary shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file an IRS Form 8938.

F. Dividends and paying agents

The Group has not paid any dividends since its formation. Glendale Securities, Inc. serves as the paying agent for dividends if distribution of the dividends is declared by the Board. Glendale Securities, Inc. is located at 15233 Ventura Blvd., Suite 712, Sherman Oaks, CA 91403, with its telephone number being 818-907-1505 and its facsimile number being 818-907-1506, its website is www.glendalesecurities.com

G. Statement by Experts

The consolidated financial statements of the Group as of September 30, 2024 and 2025 and for the period ended March 31, 2026 have been audited by Guangdong Prouden CPAs GP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern) and included in this Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

H. Documents on display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

Not applicable

J. Annual Report to Security Holders

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

A. Quantitative information about market risk

See “Item 5. Operating and Financial Results and Prospects — B. Liquidity and Capital Resources.” In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, cash flow and interest rate risk), credit risk and liquidity risk. Further information can be found under Note 11 included in “Item 18. Financial Statements — Audited Consolidated Financial Statements.”

B. Qualitative information about market risk

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. We operate mainly in China with most of our transactions settled in RMB. We consider our business not exposed to significant foreign exchange risk as we have no significant assets or liabilities denominated in currencies other than the respective functional currencies of our relevant entities.

RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of RMB out of mainland China as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. Dollars into RMB for our operations, appreciation of RMB against the U.S. Dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. Dollars for the purpose of making payments for dividends on our ordinary shares, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. Dollar against the RMB would reduce the U.S. Dollar amounts available to us.

Credit Risk

We are exposed to credit risk arising from cash and cash equivalents, trade receivables, other receivables, contract assets and other financial assets. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables and other receivables.

Our cash and cash equivalents are mainly placed with state-owned financial institutions in China, which we believe are of high credit quality and continually monitoring the credit worthiness of these financial institutions.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit, borrowings and the risk due to changes in interest rates is not material. We have not used any derivative financial instruments to manage the interest risk exposure.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Liquidity risk

We are also exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depository Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Not applicable.

Item 16A. Audit Committee Financial Experts

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable

Item 16D. Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E. Purchases of Equity Securities by Issuer and Affiliate Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Account

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K Cybersecurity

Not applicable.

PART III

Item 17. Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18. Financial Statements

iPower Wireless Technology Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of iPower Wireless Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iPower Wireless Technology Inc. (the “Company”) as of September 30,2024 and 2025, the related consolidated statements of operations, changes in equity and cash flows for each of the two years in the period ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Guangdong Prouden CPAs GP
Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2025.

Guangzhou, China

July 14, 2026

iPower Wireless Technology Inc.
CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”))

	Note	As of September 30,
		2024	2025
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		521,855	400,613	56,274
Accounts receivable, net	3	-	11,473,760	1,611,710
Amounts due from related parties	10	487,768	6,117,768	859,358
Prepaid expenses, other receivable and other current assets, net	4	1,446,515	4,463,976	627,051
Prepayments to a related party	10	34,783,373	44,398,180	6,236,575
Account receivable from a related party	10	1,000,000	1,000,000	140,470
Total current assets		38,239,511	67,854,297	9,531,438

Non-current assets
Property, plant and equipment, net	5	81,854	17,986	2,526
Deferred tax assets, net	9	4,486,314	3,712,111	521,437
Operating lease right-of-use assets	6	48,619	497,242	69,847
Other non-current assets		50,000	-	-
Total non-current assets		4,666,787	4,227,339	593,810
TOTAL ASSETS		42,906,298	72,081,636	10,125,248

iPower Wireless Technology Inc.
CONSOLIDATED BALANCE SHEETS (cons)
(Amounts in Renminbi (“RMB”))

	Note	As of September 30,
		2024	2025
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	7	28,208,000	56,558,000	7,944,655
Accounts payable		4,440	4,440	624
Operating lease liabilities, current	6	48,619	216,216	30,372
Contract liabilities	2(m)	3,037,064	30,864	4,334
Accrued expenses and other current liabilities	8	155,216	138,860	19,506
Total current liabilities		31,453,339	56,948,380	7,999,491

Non-current liabilities
Long-term bank borrowings	7	4,000,000	-	-
Operating lease liabilities, non-current	6	-	286,229	40,206
Total non-current liabilities		4,000,000	286,229	40,206
TOTAL LIABILITIES		35,453,339	57,234,609	8,039,697

EQUITY
Class A Ordinary shares*(US$0.0001 par value, 487,000,000 Ordinary Shares authorized, 2,502,510 Ordinary Shares issued and outstanding)	14	1,780	1,780	250
Class B Ordinary shares*(US$0.0001 par value, 13,000,000 Ordinary Shares authorized, 12,497,490 Ordinary Shares issued and outstanding)		8,899	8,899	1,250
Subscription receivables		(10,679)	(10,679)	(1,500)
Additional paid in capital		14,442,000	15,631,000	2,195,675
Accumulated deficit		(10,119,284)	(7,019,724)	(986,055)
TOTAL SHAREHOLDERS’ EQUITY		4,322,716	8,611,276	1,209,620
Non-controlling interests		3,130,243	6,235,751	875,931
TOTAL EQUITY		7,452,959	14,847,027	2,085,551

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		42,906,298	72,081,636	10,125,248

*	The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

iPower Wireless Technology Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Renminbi (“RMB”))

	Note	For the years ended September 30,
		2024	2025
		RMB	RMB	US$
Revenue		84,022,556	179,568,487	25,223,836
Revenue - third parties	2(m)	81,192,368	179,568,487	25,223,836
Revenue - a related party	10	2,830,188	-	-
Cost of revenues		(77,539,328)	(164,549,714)	(23,114,161)
Cost of revenues - third parties		(44,441,310)	(14,148,723)	(1,987,459)
Cost of revenues – a related party	10	(33,098,018)	(150,400,991)	(21,126,702)
Gross profit		6,483,228	15,018,773	2,109,675

Operating expenses
General and administrative expenses		(296,418)	(7,527,224)	(1,057,343)
Research and development costs		(1,826,455)	(1,240,314)	(174,226)
Total operating expenses		(2,122,873)	(8,767,538)	(1,231,569)
Operating profit		4,360,355	6,251,235	878,106

Other expense
Other income, net		179,000	1,215,171	170,694
Interest expense, net		(923,804)	(1,348,135)	(189,371)
Total other expenses, net		(744,804)	(132,964)	(18,677)

Income before income tax expense		3,615,551	6,118,271	859,429
Income taxes expenses	9	(268,364)	(774,203)	(108,752)
Net income		3,347,187	5,344,068	750,677

Net income attributable to non-controlling interest		1,405,819	2,244,508	315,284
Net income attributable to the Company		1,941,368	3,099,560	435,393

Net income per share
Basic and diluted*	15	0.13	0.21	0.03
Weighted average number of shares*
Basic and diluted*	15	15,000,000	15,000,000	15,000,000

*	The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

iPower Wireless Technology Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in Renminbi (“RMB”))

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Subscription receivables	Accumulated deficit	Non-controlling interests	Total
	Share number	RMB	Share number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2023	2,502,510	1,780	12,497,490	8,899	14,471,000	(10,679)	(12,060,652)	1,745,424	4,155,772
Net income	-	-	-	-	-	-	1,941,368	1,405,819	3,347,187
Deconsolidation of Subsidiary	-	-	-	-	(29,000)	-	-	(21,000)	(50,000)
Balance as of September 30, 2024	2,502,510	1,780	12,497,490	8,899	14,442,000	(10,679)	(10,119,284)	3,130,243	7,452,959
Net income	-	-	-	-	-	-	3,099,560	2,244,508	5,344,068
Deconsolidation of Subsidiary	-	-	-	-	(1,682,300)	-	-	(1,897,700)	(3,580,000)
Disposal of Jiaozuo Wipo to Shanghai Weichong	-	-	-	-	2,871,300	-	-	2,758,700	5,630,000
Balance as of September 30, 2025	2,502,510	1,780	12,497,490	8,899	15,631,000	(10,679)	(7,019,724)	6,235,751	14,847,027
Balance as of September 30, 2025（USD）	2,502,510	250	12,497,490	1,250	2,195,675	(1,500)	(986,055)	875,931	2,085,551

*	The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

iPower Wireless Technology Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”))

	For the years ended September 30,
	2024	2025
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	3,347,187	5,344,068	750,677

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	194,772	63,868	8,971
Amortization of operating lease right-of-use asset	48,619	205,895	28,922
Deferred income tax	268,364	774,203	108,752
Changes in operating assets and liabilities:
Accounts receivable	-	(11,473,760)	(1,611,710)
Prepaid expenses, other receivable and other current assets	1,724,607	(3,017,461)	(423,860)
Prepayments to related parties	(20,493,373)	(9,614,807)	(1,350,584)
Other non-current assets	(41,877)	50,000	7,023
Accounts payable	(2,813,491)	-	-
Contract liabilities	2,745,275	(3,006,200)	(422,278)
Accrued expenses and other current liabilities	(44,446)	(16,356)	(2,298)
Account receivable from a related party	(1,000,000)	-	-
Operating lease liabilities	(48,619)	(200,692)	(28,191)
Net cash used in operating activities	(16,112,982)	(20,891,242)	(2,934,576)

CASH FLOWS FROM INVESTING ACTIVITIES
Lending to a related party	(487,768)	-	-
Investing to a related party	(50,000)	(3,580,000)	(502,880)
Net cash used in investing activities	(537,768)	(3,580,000)	(502,880)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	46,408,000	73,590,000	10,337,125
Repayments of short-term bank borrowings	(34,200,000)	(45,240,000)	(6,354,823)
Proceeds from long-term bank borrowings	4,000,000	-	-
Repayments of long-term bank borrowings	-	(4,000,000)	(561,877)
Net cash provided by financing activities	16,208,000	24,350,000	3,420,425

Net change in cash and cash equivalents	(442,750)	(121,242)	(17,031)

Cash and cash equivalents, beginning of the year	964,605	521,855	73,305
Cash and cash equivalents, end of the year	521,855	400,613	56,274

Supplemental disclosure of non-cash information
Obtaining right-of-use assets in exchange for operating lease liabilities	-	654,518	91,940

Supplemental disclosure of cash information
Interest paid	921,717	1,377,090	193,439
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization and principal activities

iPower Wireless Technology Inc. (“Company”) was incorporated in the Cayman Islands with limited liability under the Companies Act on February 11, 2026. The Company, through its subsidiaries (collectively referred to as the “Group”), is principally engaged in the design, development, and sales of charging products, particularly wireless charging products, based in the People’s Republic of China (the “PRC” or “China”).

(b)	Reorganization

The Company completed several transactions on its legal structure (the “Reorganization”) subsequent to February 11, 2026 to establish the Company as the new ultimate holding company in the Cayman Islands. Prior to the Reorganization, WIPO (Shanghai) New Energy Technology Co., Ltd. (“WIPO”) were ultimately controlled by Mr. Yuejin Liu (“Mr. Liu”). The Reorganization was undertaken pursuant to which WIPO were 58% belonged to the Company. The Reorganization mainly involved the following steps:

●	On February 11, 2026, the Company was incorporated in the Cayman Islands to serve as the ultimate holding company, LIUYUEJIN Ltd., which is controlled by Mr. Liu, ultimately owns 83.32% of the Company;

●	iPower Wireless Technology BVI Co., Ltd (“BVI Company”) was incorporated in the British Virgin Islands (“BVI”) to serve as a wholly-owned subsidiary of the Company;

●	iPower Wireless Technology USA Inc.( “US Company”) was incorporated in the law of Texas, United States (“US“) to serve as a surviving merger entity as a wholly-owned subsidiary of the Company;

●	iPower International (Hong Kong) Co., Ltd (“HK Company”) was incorporated in Hong Kong to serve as a wholly-owned subsidiary of BVI Company;

●	WIPO Times (Shanghai) Technology Co., Ltd. (“WFOE Company”) was incorporated in Shanghai, PRC by HK Company to serve as an intermediate holding company;

●	On July 3th, 2026, WFOE Company sign the Capital Increment Agreement with WIPO to hold 58% equity of WIPO; Consequently, iPower Cayman, through a restructuring which is accounted for as a reorganization of entities under common control, became the 58% ultimate holding company of WIPO.

During the years presented in these consolidated financial statements, the control of these entities has been demonstrated by Mr. Liu as if the Reorganization had taken place at the beginning of the earlier date presented. Accordingly, the consolidation has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with Accounting Standards Codification (“ASC”) 805-50-45-5, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

As of July 9, 2026, which is the date that these consolidated financial statements are available to be issued, the details of the Company’s subsidiaries are as follows:

Entity	Controlled by	Date of Incorporation/ Registration	Place of Incorporation/ Registration	Percentage of direct ownership	Principal activities
BVI Company	The Company	March 13, 2026	BVI	100%	Investment holding
US Company	The Company	April 15, 2026	Texas	100%	Investment holding
HK Company	BVI	March 30, 2026	Hong Kong	100%	Investment holding
WOFE Company	HK	June 30, 2026	Shanghai, PRC	100%	Investment holding
WIPO Shanghai	WFOE	January 22, 2015	Shanghai, PRC	58%	Operating activities

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Disposal of a subsidiary to an entity under common control

In August 2025, WIPO (Shanghai) transferred its 100% equity interest in Jiaozuo Wipo New Energy Technology Co., Ltd (“Jiaozuo Wipo”) to Shanghai Weichong New Energy Technology Co., Ltd. (“Shanghai Weichong”), an entity under the common control of Mr. Liu, the ultimate controlling shareholder. As the transfer was made between entities under common control, the net assets of Jiaozuo Wipo were derecognized at their carrying amounts, and no gain or loss was recognized in the consolidated statements of operations, in accordance with ASC 805-50. Any difference between the consideration and the carrying amount of the net assets transferred is recognized in equity.

In accordance with SAB Topic 5.Z.7, the Group assessed the applicability of the five factors identified therein to the transfer of Jiaozuo Wipo, namely the nature of the parties' respective businesses, Jiaozuo Wipo's historical and post-transfer independent operations and financing, the absence of more than incidental shared facilities or costs, and the absence of material financial commitments, guarantees or contingent liabilities arising from the transfer. While the parties maintain a commercial supply relationship pursuant to written supply contracts and purchase orders, such arrangements are distinct from the transfer transaction. Based on these facts and circumstances, the Group concluded that retrospective presentation in accordance with SAB Topic 5.Z.7 is appropriate, and the conclusion has been applied retroactively to October 1, 2023, the beginning of the track record period, and the consolidated financial statements for all periods presented have been recast as if Jiaozuo Wipo had never been consolidated. The retrospective application resulted in adjustments to opening equity, as applicable, and all comparative periods have been conformed to the current presentation.

The Group evaluated its ongoing relationship with Jiaozuo Wipo under both the voting interest and variable interest entity ("VIE") models and concluded that the Group holds no voting or governance rights in Jiaozuo Wipo, does not hold a controlling financial interest, and that Jiaozuo Wipo is not a VIE. Jiaozuo Wipo is therefore not consolidated in the Group's consolidated financial statements, and the continuing relationship between the Group and Jiaozuo Wipo is limited to purchases of electronic components in the ordinary course of business.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)	Basis of consolidation (cont.)

Because Jiaozuo Wipo and the Group remain ultimately controlled by Mr. Liu, the ultimate controlling shareholder, the arrangement is accounted for as a transfer of net assets among entities under common control in accordance with ASC 805-50. Therefore, amounts are recognized at their historical carrying values, and no gain or loss is recognized in the consolidated statements of operations. Any differences arising from the common-control transfer are recorded within additional paid-in capital (“APIC”)

Settlement of consideration

In August 2025, the disposal of a subsidiary was formally settled, and the Group became entitled to receive consideration of RMB 5,630,000, equal to the carrying amount of Jiaozuo Wipo's paid-in capital as of the disposal date. The transaction was recognized as equity transaction, with the corresponding amount recorded within APIC. No gain or loss was recognized upon settlement.

(c)	Liquidity

The Group expects sufficient cash to meet its needs for the next 12 months from the financial statements’ issuance date. Although the Group generated negative operating cash flow for both the year ended September 30, 2024 and 2025, the Group ended up with positive working capital as of September 30, 2025. The negative operating cash flow for the year ended September 30, 2025 was mainly due to the prepayment to a related party and account receivable. The prepayment would not lead to significant cash outflow in the future and the account receivable balance as of September 30, 2025 has been fully collected in October 2025.

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

(d)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported years in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, the allowance for expected credit losses of accounts receivable, accounts receivable from related parties, amounts due from related parties, valuation allowance of deferred tax assets and the incremental borrowing rate for leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

On an ongoing basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making estimates and judgments about the carrying values of assets and liabilities.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)	Convenience translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”). The consolidated financial statements are presented in RMB, which is the Group’s functional and presentational currency. Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB 7.1190 representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any particular rate.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and all highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. These primarily consist of current accounts and demand deposits with financial institutions which are immediately accessible and unrestricted in their use. The Group maintains cash with various financial institutions primarily in China. The Group has not experienced any losses in bank accounts.

(g)	Accounts receivable

Accounts receivable represent revenue recognized for the amounts due from customers for revenue recognized when the Group has satisfied its performance obligation and recognized revenue. These receivables are uncollateralized, which include amounts earned less payments received and allowances for expected credit losses. Management continually monitors and adjusts its allowances associated with the Group’s receivables to address any credit risks associated with the accounts receivable, and periodically writes off receivables when collection is not considered probable. The Group does not charge interest on past due accounts. When uncertainty exists as to the collection of receivables, the Group records an allowance for expected credit losses and a corresponding charge to expected credit losses expense.

(h)	Expected credit losses

Commencing October 1, 2023, the Group adopted ASC 326, Financial Instruments-Credit Losses (“ASC 326”), using modified-retrospective transition approach. ASC 326 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their expected credit loss estimates. Pursuant to ASC 326, an allowance for expected credit losses for financial assets is carried at amortized cost to present the net amount expected to be collected as of the balance sheet date.

Such allowance is based on expected credit losses expected to arise over the life of the financial asset’s contractual term, which includes consideration of accounts receivable, other receivables and other non-current assets, etc. Assets are written off when the Group determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for expected credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)	Expected credit losses(cont.)

Following the adoption of this guidance, no cumulative-effect adjustment in retained earnings was recognized as of October 1, 2023. The adoption of ASC 326 did not have an impact on the Group’s financial statements. The Group pools financial assets based on similar risk characteristics to estimate expected credit losses. The Group estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Group has adopted aging schedule method to calculate expected credit loss and considered the relevant factors of the historical and future conditions of the Group to make reasonable estimation of the loss rate.

For the years ended September 30, 2024 and 2025, the Group recognized expected credit loss of nil and nil, respectively. No other allowances for credit loss have been recognized as of September 30, 2024 and 2025.

(i)	Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives and residual value are as follows:

Category	Estimated useful lives
Machinery, and equipment	5 years
Vehicle	4 years
Office equipment and furniture	3 years

(j)	Impairment of Long-lived Assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may no longer be recoverable. If triggering events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset group, the assets are considered impaired. The Group then recognizes an impairment loss for the amount by which the carrying amount of the assets exceeds their fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, or third-party independent appraisals, as considered necessary.

For the years ended September 30, 2024 and 2025, the Group recognized impairment loss on long-lived assets of nil in the consolidated statements of operations.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities;

●	Level 2 — Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data;

●	Level 3 — Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consisted of cash and cash equivalents, accounts receivable, amounts due from related parties, prepayments, other receivables and other current assets, amounts due to related parties, bank loans, accounts payable, accrued expenses and other current liabilities, contract liabilities and taxes payable. As of September 30, 2024 and 2025, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

(l)	Borrowings

Borrowings are initially recognized at the fair value of the proceeds received, net of directly attributable debt issuance costs. Borrowings are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in the consolidated statements of operations over the term of the borrowings.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Revenue Recognition

The Group adopted ASC Topic 606, Revenue from Contracts with Customers (“FASB ASC 606”) and all subsequent ASUs that modified ASC 606 on October 1, 2023 using the full retrospective method which requires the Group to present its financial statements for all periods as if ASC 606 had been applied to all prior periods. Based on the assessment, the Group concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of FASB ASC 606 and therefore there were no material changes to the Group’s consolidated financial statements upon adoption of FASB ASC 606.

Revenue may be recognized at a point in time or overtime following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue will be recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation.

The Group adopted the revenue standard ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Revenue Recognition(cont.)

The Group’s revenue is primarily from the provision of (i) Sales of charging products, and (ii) Sales of Functional IP.

Sales of charging products

The Group generates revenue from the sale of hardware products, specifically wireless charging products, to various business customers. The sales arrangements typically involve the transfer of specified modules, along with the provision of standard accompanying documentation, such as delivery checklists, product user manuals, and quality compliance certificates, to ensure the customers can properly utilize the hardware.

There is only one single performance obligation in these contracts, which is the delivery of the hardware products to the customers. The standard one-year quality assurance provided by the Group guarantees that the products comply with agreed-upon technical specifications and national standards; it operates as an assurance-type warranty and does not constitute a separate performance obligation. The Company has not experienced any material sales returns or exchanges during the years ended September 30, 2024 and 2025. The transaction price is determined to be fixed, as the consideration is established upon contract inception as a stated lump-sum amount based on the specified quantity and unit price, and the contracts typically do not contain material variable consideration. Revenue is recognized at a point in time, as the customer obtains control of the promised asset when physical possession, legal title, and the significant risks and rewards of ownership are transferred. The Company recognizes the revenue, which is a fixed amount and allocated entirely to this single obligation, upon the delivery of the products to the designated location and the formal completion of joint inspection and mutual acceptance procedures by the customers.

The Group considers itself the principal and recognizes revenue from the sale of hardware products on a gross basis, as the Group is primarily responsible for fulfilling the promise to provide the specified goods and assumes primary responsibility for the acceptability of the products. Additionally, the Group bears the inventory risk before the goods are transferred to the customer and takes substantial risks and rewards related to the manufacturing and delivery of the hardware. Furthermore, the Group has full discretion in establishing the price of the products. The contract payment is expected to be settled during the normal operation cycle, typically within 60 days of invoicing. The contract payment is not subject to any variable consideration nor significant financing component.

Functional IP

The Group generates revenue from granting patent licenses to customers, which permits them to utilize the Group’s patented technology for the manufacturing and utilization of specified products. The licensing arrangement typically involves the grant of the patent right alongside the provision of essential technical documentation, patent certificates, and operational guidelines required for the customer to effectively deploy the technology. The Group’s ongoing administrative activities, such as paying annual patent maintenance fees and defending the patent against third-party infringement, are designed to protect the Group's underlying intellectual property rather than transfer an additional distinct service to the customer.

There is only one single performance obligation in the arrangement, which is the grant of the right to use the Group's functional intellectual property (the patent).

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Revenue Recognition (cont.)

The transaction price is determined to be fixed, as the consideration is established upon contract inception as a lump-sum fee, and the contracts typically do not contain material variable consideration such as sales-based or usage-based royalties. Revenue is recognized at a point in time when the customer obtains control of the license and is able to direct the use of, and obtain substantially all of the remaining benefits from, the license. This point in time is determined to be when the license period has commenced and the corresponding technical materials have been transferred to the customer, as the license grants the customer a right to use the functional intellectual property as it exists at that specific point in time without the expectation of substantive future modifications to the technology.

The Group considers itself the principal and recognizes revenue from patent licensing on a gross basis, as the Group is the legal owner of the patents, is primarily responsible for fulfilling the promise to grant the license, and maintains full discretion over the authorization scope. Furthermore, the Group has sole discretion in establishing the pricing of the license fees with consideration of the commercial value of the patent and the credit risk of the customers. The contract payment is established as a fixed amount upon signing and is not subject to any variable consideration or significant financing component. The consideration is expected to be settled during the normal operating cycle in accordance with the stated contractual terms.

A summary of the Group’s gross revenue disaggregated by primary major service lines and timing of revenue recognition for the years ended September 30, 2024 and 2025, respectively, was as follows:

	For the years ended September 30,
	2024	2025
	RMB	RMB	US$
Major service lines
Sales of charging products	81,192,368	179,568,487	25,223,836
Functional IP	2,830,188	-	-
Total	84,022,556	179,568,487	25,223,836

Timing of revenue recognition
Point in time	84,022,556	179,568,487	25,223,836
Total	84,022,556	179,568,487	25,223,836

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Revenue Recognition (cont.)

Contract balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. Accounts receivable represent revenue recognized for the amounts when the Group has satisfied its performance obligation and has unconditional right to the payment. A contract asset is recorded when the Group transfers a good or service to the customer before being unconditionally entitled to the consideration payment.

Other than accounts receivable, no contract assets were recorded on consolidated balance sheets as of September 30, 2024 and 2025, respectively.

The contract liabilities consist of advances from customers, which represent the cash received for goods and services in advance of revenue recognition and are recognized as revenue when the Group fulfills its performance obligation. The Group’s advances from customers amounted to RMB3,037,064 and RMB30,864 (US$4,335) as of September 30, 2024 and 2025, respectively. During the years ended September 30, 2024 and 2025, the Group recognized RMB291,790 and RMB3,037,064 (US$426,614) revenue that was included in contract liabilities balance at September 30, 2024 and 2025, respectively.

	As of September 30,
	2024	2025
	RMB	RMB	US$
Contract liabilities	3,037,064	30,864	4,335
Total	3,037,064	30,864	4,335

(n)	Cost of revenue

Cost of revenues primarily consists of the procurement costs of fully assembled wireless charging products manufactured by a related party and other third parties. These end products integrate components such as power distribution control equipment, wireless charging modules, and electronic components.

(o)	Research and development costs

Research and development (“R&D”) expenses consist primarily of design and development expenses with new technology, including (i) payroll expenses, (ii) R&D service outsourcing to professional third parties, (iii) depreciation and amortization expenses, (iv) materials, supplies and other related expenses.

(p)	General and administrative expenses

General and administrative expenses mainly consist of payroll expenses, rental expenses, office and utilities expenses, depreciation and amortization expenses, consulting services fees and other expenses related to general corporate functions.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q)	Employee benefits

The Group compensates its employees through short-term employee benefits and defined contribution plans. Short-term employee benefits consist of salaries, social benefit costs and bonuses that are expected to be settled within twelve months of the reporting period in which services are rendered. Short-term employee benefits are recognized at the undiscounted amounts expected to be paid when the liabilities are settled and presented within accrued expenses and other current liabilities in the consolidated balance sheets.

For defined contribution plans, premiums are paid monthly to the local social security bureau that manages pension plans on behalf of various employers. The Group has no further commitments beyond its monthly contribution. Contributions are recognized in the reporting period in which services are rendered and presented within accrued expenses and other current liabilities in the consolidated balance sheets.

Employee social benefits included as expenses in the accompanying consolidated statements of operations amounted to RMB255,701 and RMB120,570 (US$16,936) for the years ended September 30, 2024 and 2025, respectively.

(r)	Leases

The Group accounts for leases in accordance with Accounting Standards Updates (“ASU”) 2016-02, Leases (ASC Topic 842), which requires lessees to recognize leases on the consolidated balance sheets in the presentation of operating lease right-of-use assets and operating lease liabilities, and disclose key information about leasing arrangements.

At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group’s leases are mainly operating leases. Operating lease assets are included within operating lease right-of-use assets, net and the corresponding lease liabilities are included within operating lease liabilities, current and operating lease liabilities, non-current of the consolidated balance sheets.

The Group has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at the commencement date of the lease. The Group recognizes lease expenses for such short-term leases on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. Because most of the Group’s leases do not provide an implicit rate of return, the Group uses the Group’s incremental borrowing rate based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease at the lease commencement date.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s)	Government subsidies

Government subsidies are recognized where there is reasonable assurance that the Group will comply with all attached conditions and the subsidies will be received. Cash subsidies that relate to operating activities for compensating costs or expenses already incurred is recognized as other income in the Group’s combined statements of income and comprehensive income when received. Cash subsidies that relate to operating activities for compensating future related costs or expenses are initially recognized in deferred income and recognized as other income in the period when the costs or expenses are incurred. Government subsidies were RMB179,000 and RMB1,214,600 (US$170,614) for the years ended September 30, 2024 and 2025, respectively.

(t)	Income Taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions as of September 30, 2024 and 2025.

Guidance is also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income taxes disclosure. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended September 30, 2024 and 2025. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)	Value-added taxes (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products and services provided. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets. The Group incurs VAT related surcharges based on net VAT balance paid.

For revenue generated from the sales of goods, the applicable value-added tax (“VAT”) rate is 13%, depending on whether the entity is a general VAT taxpayer, along with related surcharges. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities.

For revenue generated from services, the VAT rate is 6%, depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(v)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(w)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group does not distinguish between markets or segments for the purpose of reporting. As the Group’s long-lived assets are substantially located in Mainland China, no geographical segments are presented. The Group has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations and comprehensive income. There is no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein. As a result of the assessment made by CODM, the Group has only one principal reportable segment as defined by ASC 280.

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Tonic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Group has adopted Accounting Standards Update 2023-07 — Segment Reporting (Topic ASC 280) Improvements without material impact upon the Company’s financial position and results of operations.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x)	Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS.

Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2024, and 2025, there were no impact on dilution.

(y)	Commitments and Contingencies

From time to time, the Group may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against the Group that, if adversely determined, would in the Group’s management’s judgment have a material adverse effect on the Group.

(z)	Recently Issued Accounting Pronouncements

The Group expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Group is in the process of evaluating the effect of adopting ASU2023-06.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z)	Recently Issued Accounting Pronouncements (cont.)

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluating the impact of adopting this new guidance.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires the disaggregation of certain expense captions into specified categories in disclosures within the notes to the consolidated financial statements to provide enhanced transparency into the expense captions presented on the face of the statement of income and comprehensive income. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted, and may be applied either prospectively or retrospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Group is in the process of evaluating the impact of adopting ASU 2024-03.

In January 2025, the FASB issued ASU 2025-01, Clarifying the Effective Date of ASU 2024-03 (Subtopic 220-40). The ASU is effective concurrently with ASU 2024-03 for annual periods beginning after December 15, 2026 on a prospective basis. Early adoption is permitted. This ASU will result in aligned disclosure timing in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z)	Recently Issued Accounting Pronouncements (cont.)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The Company has evaluated the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements ("ASU 2025-12"). ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows, or disclosures.

NOTE 3 — ACCOUNTS RECEVIABLE

Accounts receivable consisted of the following:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Accounts receivable	-	11,473,760	1,611,710
Less: allowance for expected credit loss	-	-	-
Total	-	11,473,760	1,611,710

No allowance was recognized for expected credit losses for accounts receivable as of September 30, 2024 and 2025, respectively. No allowance for expected credit loss was written off for the years ended September 30, 2024 and 2025, respectively.

Up to October 31, 2025, all the balances had been collected from its customers.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — PREPAID EXPENSES, OTHER RECEIVABLE AND OTHER CURRENT ASSET

Prepaid expenses, other receivables and other current assets consisted of the following:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Prepayments to third parties(1)	1,079,151	3,811,040	535,335
Deposit	225,490	225,490	31,674
Other receivables	121,131	304,032	42,707
Employee advances	20,743	123,414	17,335
Subtotal	1,446,515	4,463,976	627,051
Allowance for expected credit losses	-	-	-
Total	1,446,515	4,463,976	627,051

(1)	The balance mainly represents professional consulting fees paid to several suppliers.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Machinery and equipment	994,536	994,536	139,702
Vehicle	301,681	301,681	42,377
Office equipment and furniture	96,916	96,916	13,614
Less: accumulated depreciation	(1,311,279)	(1,375,147)	(193,167)
Property and equipment, net	81,854	17,986	2,526

The Group recorded depreciation expenses for RMB194,772 and RMB63,868 (US$8,971) for the years ended September 30, 2024 and 2025, respectively. No impairment was accrued for the years ended September 30, 2024 and 2025, respectively.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — OPERATING LEASE

Effective October 1, 2023, the Group adopted ASC 842. At the inception of a contract, the Group determines if the arrangement was, or contained, a lease. The leases of the Group mainly consisted of office leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Operating lease right-of-use assets, net	48,619	497,242	69,847

Operating lease liabilities – current	48,619	216,216	30,372
Operating lease liabilities, non-current	-	286,229	40,206
Total operating lease liabilities	48,619	502,445	70,578

Weighted average discount rate	3.45%	3.45%	3.45%
Weighted average remaining lease term	0.08	2.25	2.25

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

A summary of lease cost recognized in the Group’s consolidated statements of operations was as follows:

	For the Years Ended September 30,
	2024	2025
	RMB	RMB	US$
Operating leases cost excluding short-term lease cost	583,424	220,312	30,947

Cash paid for operating leases excluding short-term lease	-	-	-
Right-of-use assets obtained in exchange for lease liabilities	-	654,518	91,940

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — OPERATING LEASE (cont.)

The following is a schedule of future minimum payments under the Group’s operating leases as of September 30, 2025:

	Operating leases
	RMB	US$
For the years ending September 30,
2026	228,924	32,157
2027	291,359	40,927
Total lease payments	520,283	73,084
Less: imputed interest	(17,838)	(2,506)
Total operating lease liabilities, net of interest	502,445	70,578

NOTE 7 — BANK LOANS

The borrowings of the Group represent amounts due to various banks normally maturing within one year. The principal of the borrowing is due at maturity. Accrued interest is due monthly. The bank loans are for working capital and capital expenditure purposes. The balance of bank loans consisted of the following:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Short-term bank loans
Bank of Beijing Co., Ltd. (a)	10,000,000	10,000,000	1,404,692
Industrial Bank Co., Ltd. (b)	3,000,000	7,000,000	983,284
Bank of China Limited (c)	3,000,000	10,000,000	1,404,692
Bank of Jiangsu Co., Ltd. (d)	3,000,000	4,000,000	561,877
Shanghai Pudong Development Bank (e)	5,000,000	-	-
Postal Savings Bank of China Co. Ltd. (f)	4,208,000	4,208,000	591,094
China Everbright Bank (g)	-	4,950,000	695,322
Industrial and Commercial Bank of China (h)	-	5,000,000	702,346
Bank of Communications (i)	-	7,200,000	1,011,378
China Construction Bank (j)	-	4,200,000	589,970
Long-term bank loans
China Construction Bank	4,000,000	-	-
Total	32,208,000	56,558,000	7,944,655

(a)	On May 31, 2024, the Group obtained a loan from Bank of Beijing Co., Ltd. Shanghai Branch in the principal amount of RMB 10,000,000 at an interest rate of 3.45% per annum, due on May 22, 2025.

On May 28, 2025, the Group obtained a loan from Bank of Beijing Co., Ltd. Shanghai Branch in the principal amount of RMB 10,000,000 at an interest rate of 3.00% per annum, due on May 26, 2026.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — BANK LOANS (cont.)

(b)	On December 20, 2023, the Group obtained a loan from Industrial Bank Co., Ltd. Shanghai Branch in the principal amount of RMB 3,000,000 at an interest rate of 3.45% per annum, due on December 17, 2024.

On December 13, 2024, the Group obtained a loan from Industrial Bank Co., Ltd. Industrial Bank Co., Ltd. Shanghai Central Sub-branch in the principal amount of RMB 7,000,000 at an interest rate of 3.10% per annum, due on December 12, 2025.

(c)	On February 27, 2024, the Group obtained a loan from Bank of China Limited in the principal amount of RMB 3,000,000 at an interest rate of 3.05% per annum, due on February 26, 2025.

On March 21, 2025, the Group obtained a loan from Bank of China Limited in the principal amount of RMB 3,000,000 at an interest rate of 2.70% per annum, due on March 21, 2026.

On June 18, 2025, the Group obtained a loan from Bank of China Limited in the principal amount of RMB 7,000,000 at an interest rate of 2.60% per annum, due on June 18, 2026.

(d)	On March 12, 2024, the Group obtained a loan from Bank of Jiangsu Co., Ltd. in the principal amount of RMB 3,000,000 at an interest rate of 3.45% per annum, due on March 5, 2025.

On March 12, 2025, the Group obtained a loan from Bank of Jiangsu Co., Ltd. in the principal amount of RMB 4,000,000 at an interest rate of 3.10% per annum, due on March 6, 2026.

(e)	On June 5, 2024, the Group obtained a loan from Shanghai Pudong Development Bank in the principal amount of RMB 5,000,000 at an interest rate of 3.90% per annum, due on June 5, 2025.

(f)	On July 23, 2024, the Group obtained a loan from Postal Savings Bank of China Co., Ltd. in the principal amount of RMB 4,208,000 at an interest rate of 3.35% per annum, due on July 22, 2025.

On August 13, 2024, the Group obtained a loan from Postal Savings Bank of China Co., Ltd. in the principal amount of RMB 3,208,000 at an interest rate of 4.61% per annum, due on August 12, 2025.

On July 10, 2025, the Group obtained a loan from Postal Savings Bank of China Co., Ltd. in the principal amount of RMB 4,208,000 at an interest rate of 3.40% per annum, due on July 9, 2026.

(g)	On March 14, 2025, the Group obtained a loan from China Everbright Bank in the principal amount of RMB 4,950,000 at an interest rate of 2.90% per annum, due on September 14, 2026.

(h)	On March 28, 2025, the Group obtained a loan from Industrial and Commercial Bank of China in the principal amount of RMB 5,000,000 at an interest rate of 2.75% per annum, due on March 25, 2026.

(i)	On July 22, 2025, the Group obtained a loan from Bank of Communications in the principal amount of RMB 7,200,000 at an interest rate of 3.70% per annum, due on July 22, 2026.

(j)	The Group entered into a revolving credit facility of 5 million with China Construction Bank from May 23, 2023 to May 23, 2026. The reported balance represents the outstanding principal.

The Company’s bank loans are principally secured by personnel guarantees and are otherwise unsecured by any physical assets or collateral.

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities were summarized as follows:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Accrued staff benefits and expenses	37,694	39,252	5,514
Accrued expense	85,153	81,153	11,400
Tax payables	32,369	18,455	2,592
Total	155,216	138,860	19,506

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXATION

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly, is exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

British Virgin Islands

Subsidiary established in the British Virgin Islands is under the current laws of the British Virgin Islands, such subsidiary is not subject to income or capital gains tax. In addition, upon payments of dividends by single company to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by the Hong Kong Government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for any period presented, as it did not have assessable profit during the periods presented.

PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax ("EIT") Law, which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

The Company's PRC subsidiary, WIPO Shanghai, is incorporated in the PRC and subject to income tax in accordance with the EIT Law. As the subsidiary has been recognized as a "High and New Technology Enterprise" ("HNTE"), it is entitled to a preferential EIT rate of 15% for the years ended September 30, 2024 and 2025. The period during which the HNTE status exists is from December 12, 2023 to December 12, 2026.

For the years ended September 30, 2024 and 2025, the details of income tax expenses are set forth below:

	For the Years Ended September 30,
	2024	2025
	RMB	RMB	US$
Current income tax expenses	-	-	-
Deferred income tax expenses	268,364	774,203	108,752
Total income tax expenses	268,364	774,203	108,752

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXATION (cont.)

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes was as follows:

	For the Years Ended September 30,
	2024	2025
	RMB	RMB	US$
Profit before income tax expense	3,615,551	6,118,271	859,429
PRC income taxes statutory rate	25%	25%	25%
Computed income tax expense with PRC statutory income tax rate	903,888	1,529,568	214,857
Additional deduction of qualified R&D expenditures	(456,614)	(239,230)	(33,604)
Effect of preferential tax rate	(178,910)	(516,135)	(72,501)
Income tax expense	268,364	774,203	108,752

As of September 30, 2024 and 2025, the significant components of the deferred tax assets and liabilities were summarized below:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Deferred tax assets:
Net operating loss carried forward	4,486,314	3,712,111	521,437
Lease liability	7,293	74,493	10,464
Total deferred tax assets	4,493,607	3,786,604	531,901
Less: valuation allowance	-	-	-
Total deferred tax assets, net of valuation allowance	4,493,607	3,786,604	531,901

Deferred tax liabilities:
Right-of-use assets	(7,293)	(74,493)	(10,464)
Total deferred tax liabilities	(7,293)	(74,493)	(10,464)
Total deferred tax assets, net of deferred tax liabilities	4,486,314	3,712,111	521,437

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings. According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than ten years. As of September 30, 2024 and 2025, net operating loss carryforwards of subsidiaries incorporated in PRC amounted to RMB31,697,854 and RMB29,908,758 (US$4,201,258), respectively.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXATION (cont.)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The valuation allowance is considered on an individual entity basis. As of September 30, 2024 and 2025, based upon the projections for future taxable income over the periods in which the deferred tax assets are recoverable, the Group believes that it is more-likely-than-not that all the subsidiaries will be able to generate sufficient taxable income in the near future to realize the deferred tax assets carried forwards. Accordingly, as of September 30, 2024 and 2025, no valuation allowance had been established.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended September 30, 2024 and 2025, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. As of September 30, 2025, the tax years ended September 30, 2026 through 2030 for the Group’s PRC subsidiaries remain subject to statutory examination by PRC tax authorities.

NOTE 10 — RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Names and relationship of related parties:

Name of related parties	Relationship with the Group
Yuejin Liu	The founder of the Group, the controlling shareholder and Chief Executive Officer
Jiaozuo Wipo New Energy Technology Co., Ltd.	An entity under common ultimate control by Yuejin Liu
Jiaozuo Weisa Technology Co., Ltd.	An entity under common ultimate control by Yuejin Liu
Shanghai Weichong New Energy Technology Co., Ltd.	An entity under common ultimate control by Yuejin Liu

Summary of due from a related party:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Amounts due from related parties:
Yuejin Liu(1)	487,768	487,768	68,516
Shanghai Weichong New Energy Technology Co., Ltd. (2)	-	5,630,000	790,842
Total	487,768	6,117,768	859,358

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Summary of prepayments to a related party:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Prepayments to a related party
Jiaozuo Wipo New Energy Technology Co., Ltd.(3)	34,783,373	44,398,180	6,236,575
Total	34,783,373	44,398,180	6,236,575

Summary of accounts receivable from a related party:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Accounts receivable from a related party
Jiaozuo Weisa Technology Co., Ltd.(4)	1,000,000	1,000,000	140,470
Total	1,000,000	1,000,000	140,470

Summary of Related Party Transactions:

A summary of trade transactions with related parties for the years ended September 30, 2024 and 2025 were listed below:

	For the years ended September 30,
	2024	2025
	RMB	RMB	US$
Loan to
Yuejin Liu(1)	487,768	-	-

Purchase from
Jiaozuo Wipo New Energy Technology Co.,Ltd.(3)	33,098,018	150,400,991	21,126,702

Revenue from
Jiaozuo Weisa Technology Co., Ltd.(4)	2,830,188	-	-

(1)	The amounts result from the arrangements with Mr. Liu for temporary advances. These transactions are unsecured, interest free without fixed maturity date and being due on demand. The Company is in active communication with the related party and expects to fully collect the outstanding balance prior to the consummation of the Company’s initial public offering.

(2)	Represents the disposal consideration receivable arising from the transfer of Jiaozuo Wipo New Energy Technology Co., Ltd. in August 2025 (Note 2(b)). The receivable is unsecured, non-interest bearing, has no stated maturity date, and is not evidenced by a formal promissory note. On May 19, 2026, RMB 5,000,000 of the receivable was collected in cash. The remaining balance of RMB 630,000 is expected to be collected within September 2026. Both collections are expected to occur prior to the issuance of the financial statements included in the publicly filed registration statement.

(3)	The services purchased from a related party primarily consist of electronic components utilized in the assembly of EV charging stations and related equipment. The balance represents prepayments to the related party for future material purchases.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Summary of Related Party Transactions (cont.):

(4)	The revenue from Jiaozuo Weisa Technology Co., Ltd represents the provision of Functional IP and related services. The ending balance represents unpaid accounts receivable from this customer, which will be fully settled prior to the consummation of the Company’s initial public offering.

NOTE 11 — CONCENTRATION AND RISK

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on cash deposits and short-term bank loans, and the risk due to changes in interest rates is not material. The Group has not used any derivative financial instruments to manage the interest risk exposure.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable, prepayments, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash is held with financial institutions that the Group’s management believes to be of high credit quality. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable, note receivables, and other receivables. Based on the Group’s historical experiences in collection of accounts receivable and other receivables, the Group considers the credit risk of these receivables to be low. Management conducts regular assessments on expected credit losses arising from non-performance by these counterparties. The Group evaluates its historical experience, the age of the accounts receivable and other receivables balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers to determine the need for an allowance for doubtful accounts.

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for expected credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — CONCENTRATION AND RISK (cont.)

Concentration of customers and suppliers

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the fiscal years ended September 30, 2024 and 2025:

	For the years ended September 30,
	2024	2025
Customer A	62%	75%
Customer B	34%	25%

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of September 30,
	2024	2025
Customer A	*	100%

*	Represented percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchases:

	For the years ended September 30,
	2024	2025
Supplier A (Related party)	43%	91%
Supplier B	57%	*

*	Represented percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total accounts payable:

	As of September 30,
	2024	2025
Supplier C	78%	78%
Supplier D	22%	22%

As all of the Group’s revenue is derived from within the PRC, no geographical information is presented.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2024 and 2025, the Group had neither significant financial nor capital commitments.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there was no material ongoing or threatened claim or litigation as of September 30, 2024 and 2025, and through the issuance date of these consolidated financial statements. The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. The Group has not entered into any derivative contracts that are indexed to the Company’s shares and classified as shareholder’s equity or that are not reflected in the consolidated financial statements.

NOTE 13 — RESTRICTED NET ASSETS

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB14,880,449 (US$2,090,244) as of September 30, 2025. Except as disclosed above or elsewhere in the consolidated financial statements, there are no other restrictions on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

NOTE 14 — SHAREHOLDERS EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on February 11, 2026, with 500,000,000 ordinary shares authorized, US$0.0001 par value. Upon the completion of the Reorganization, the Company has issued 15,000,000 ordinary shares to the shareholders.

To ensure that the comparative financial information presented is meaningful, the Company’s ordinary share has been presented on a retroactive basis in the consolidated financial statements.

iPower Wireless Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — EARNINGS PER SHARE

Basic and diluted net earnings per share for the years ended September 30, 2024 and 2025 were calculated as follows:

	For the years ended September 30,
	2024	2025
	RMB	RMB	US$
Net income	3,347,187	5,344,068	750,677
Net income attributable to non-controlling interest	1,405,819	2,244,508	315,284
Net income attributable to the Company	1,941,368	3,099,560	435,393
Adjusted net income attributable to ordinary shareholders - Basic	1,941,368	3,099,560	435,393

Denominator:

	As of September 30,
	2024	2025
	RMB	RMB	US$
Weighted average number of shares outstanding—basic*	15,000,000	15,000,000	15,000,000
Weighted average number of shares outstanding—diluted*	15,000,000	15,000,000	15,000,000
Earnings per share—basic	0.13	0.21	0.03
Earnings per share—diluted	0.13	0.21	0.03

*	The share amounts are presented on a retroactive basis.

NOTE 16 — SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the Group is undertaking the Reorganization as described in Note 1(b).

Merger with and into VCAB Nine Corporation

On July 7, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VCAB Nine Corporation (“VCAB”), a Texas corporation, and iPower Wireless Technology USA Inc. (“Merger Sub”), a wholly-owned Texas subsidiary of the Company. Pursuant to the Merger Agreement, and upon the filing and effectiveness of the applicable Certificate of Merger with the Office of the Secretary of State of Texas on July 7, 2026, the merger of VCAB with and into Merger Sub was consummated, with Merger Sub continuing as the surviving entity.

At the time of the merger, VCAB was subject to a confirmed Plan of Bankruptcy (the “Plan”) and had no assets, no outstanding liabilities and no equity owners. VCAB had approximately 600 holders of allowed unsecured claims and one holder of allowed administrative expenses (collectively, the “Claim Holders”). In line with the confirmed Plan, the Company issued an aggregate of 735,112 ordinary shares (the “Merger Shares”) to the Claim Holders in full settlement of their respective claims. The share issuance was completed in reliance on the exemption under Section 1145 of the U.S. Bankruptcy Code.

Upon closing of the merger, VCAB ceased its separate corporate existence and was dissolved. The transaction was completed primarily to expand the Company’s shareholder base and, among other things, support the Company’s efforts to satisfy the listing standards of a national securities exchange.

Issuance of Ordinary Shares Subsequent to the Balance Sheet Date

Subsequent to September 30, 2025, in June 2026, the Company issued an aggregate of 5,268,079 Class A ordinary shares with a par value of US$0.0001 per share to non-affiliated third parties for total cash consideration of approximately US$1.14 million. As of the filing date of this report, the Company had not yet received the subscription proceeds. The issuance represents a non-recognized subsequent event, and no adjustments have been made to the financial statements.

The Group has evaluated events that have occurred subsequent to the balance sheet date through filing date, the date on which the consolidated financial statements were available to be issued. The Group has concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in these notes.

NOTE 17 — PARENT ONLY FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its subsidiaries in accordance with SEC Regulation S-X Rule 4-08(e)(3) and concluded that disclosure of condensed financial information for the parent company was applicable.

The Company was incorporated on February 11, 2026. Through September 30, 2025, the Company had no operations and no material assets or liabilities. During the fiscal year ended September 30, 2026, in connection with the Restructuring, the Company obtained ownership of the Operating Companies. Accordingly, the parent company condensed financial information is only presented as of September 30, 2026 and for the period from incorporation to September 30, 2026.

iPower Wireless Technology Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”))

		As of September 30,
	Note	2025	As of March 31, 2026
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		400,613	9,731,525	1,410,775
Accounts receivable, net	3	11,473,760	8,053,430	1,167,502
Amounts due from related parties	7	6,117,768	6,117,768	886,890
Prepaid expenses, other receivable and other current assets, net		4,463,976	4,152,480	601,983
Prepayments to a related party	7	44,398,180	71,537,801	10,370,803
Account receivable from a related party	7	1,000,000	1,000,000	144,970
Total current assets		67,854,297	100,593,004	14,582,923

Non-current assets
Property, plant and equipment, net		17,986	16,343	2,369
Deferred tax assets, net	6	3,712,111	2,854,281	413,784
Deferred offering costs	2(d)	-	578,539	83,871
Operating lease right-of-use assets	4	497,242	390,065	56,548
Total non-current assets		4,227,339	3,839,228	556,572
TOTAL ASSETS		72,081,636	104,432,232	15,139,495

iPower Wireless Technology Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (cons)
(Amounts in Renminbi (“RMB”))

		As of September 30,
	Note	2025	As of March 31, 2026
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	5	56,558,000	78,948,200	11,445,086
Accounts payable		4,440	3,936,840	570,722
Operating lease liabilities, current	4	216,216	219,973	31,889
Contract liabilities	2(e)	30,864	30,864	4,474
Accrued expenses and other current liabilities		138,860	102,405	14,846
Total current liabilities		56,948,380	83,238,282	12,067,017

Non-current liabilities
Operating lease liabilities, non-current	4	286,229	185,700	26,921
Total non-current liabilities		286,229	185,700	26,921
TOTAL LIABILITIES		57,234,609	83,423,982	12,093,938

EQUITY
Class A Ordinary shares*(US$0.0001 par value, 487,000,000 Ordinary Shares authorized, 2,502,510 Ordinary Shares issued and outstanding)	11	1,780	1,780	250
Class B Ordinary shares*(US$0.0001 par value, 13,000,000 Ordinary Shares authorized, 12,497,490 Ordinary Shares issued and outstanding)	11	8,899	8,899	1,250
Subscription receivables		(10,679)	(10,679)	(1,548)
Additional paid-in capital		15,631,000	15,631,000	2,266,019
Accumulated deficit		(7,019,724)	(3,446,215)	(499,596)
TOTAL SHAREHOLDERS’ EQUITY		8,611,276	12,184,785	1,766,423
Non-controlling interests		6,235,751	8,823,465	1,279,134
TOTAL EQUITY		14,847,027	21,008,250	3,045,557

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		72,081,636	104,432,232	15,139,495

*	The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

iPower Wireless Technology Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Renminbi (“RMB”))

	Note	For the six months ended March 31,
		2025	2026
		RMB	RMB	US$
Revenue		76,461,903	103,094,652	14,945,586
Revenue - third parties	2(e)	76,461,903	103,094,652	14,945,586
Cost of revenues		(71,000,708)	(92,796,960)	(13,452,734)
Cost of revenues - third parties		(1,086,770)	(15,595,756)	(2,260,910)
Cost of revenues – a related party	7	(69,913,938)	(77,201,204)	(11,191,824)
Gross profit		5,461,195	10,297,692	1,492,852

Operating expenses
General and administrative expenses		(189,237)	(602,027)	(87,276)
Research and development costs		(523,582)	(1,576,686)	(228,571)
Total operating expenses		(712,819)	(2,178,713)	(315,847)
Operating profit		4,748,376	8,118,979	1,177,005

Other expense
Other income/(expense), net		679,571	(50,887)	(7,377)
Interest expense, net		(549,555)	(1,049,039)	(152,079)
Total other expenses, net		130,016	(1,099,926)	(159,456)

Income before income tax expense		4,878,392	7,019,053	1,017,549
Income taxes expenses	6	(659,312)	(857,830)	(124,359)
Net income		4,219,080	6,161,223	893,190

Net income attributable to non-controlling interest		1,772,014	2,587,714	375,140
Net income attributable to the Company		2,447,066	3,573,509	518,050

Net income per share
Basic and diluted*	12	0.16	0.24	0.03
Weighted average number of shares*
Basic and diluted*	12	15,000,000	15,000,000	15,000,000

*	The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

iPower Wireless Technology Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in Renminbi (“RMB”))

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Subscription receivables	Accumulated deficit	Non-controlling interests	Total
	Share number*	RMB	Share number*	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2024	2,502,510	1,780	12,497,490	8,899	14,442,000	(10,679)	(10,119,284)	3,130,243	7,452,959
Net income	-	-	-	-	-	-	2,447,066	1,772,014	4,219,080
Deconsolidation of Subsidiary	-	-	-	-	(1,786,400)	-	-	(1,293,600)	(3,080,000)
Balance as of March 31, 2025	2,502,510	1,780	12,497,490	8,899	12,655,600	(10,679)	(7,672,218)	3,608,657	8,592,039

Balance as of September 30, 2025	2,502,510	1,780	12,497,490	8,899	15,631,000	(10,679)	(7,019,724)	6,235,751	14,847,027
Net income	-	-	-	-	-	-	3,573,509	2,587,714	6,161,223
Balance as of March 31, 2026	2,502,510	1,780	12,497,490	8,899	15,631,000	(10,679)	(3,446,215)	8,823,465	21,008,250
Balance as of March 31, 2026(US$)	2,502,510	258	12,497,490	1,290	2,266,019	(1,548)	(499,596)	1,279,134	3,045,557

*	The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

iPower Wireless Technology Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”))

	For the six months ended March 31,
	2025	2026
	RMB	RMB	US$
Net cash used in operating activities	(466,283)	(12,480,749)	(1,809,328)

CASH FLOWS FROM INVESTING ACTIVITIES
Investing to a related party	(3,080,000)	-	-
Net cash used in investing activities	(3,080,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	25,480,000	55,310,000	8,018,266
Repayments of short-term bank borrowings	(15,530,000)	(32,919,800)	(4,772,369)
Repayments of long-term bank borrowings	(4,000,000)	-	-
Deferred offering costs	-	(578,539)	(83,871)
Net cash provided by financing activities	5,950,000	21,811,661	3,162,026

Net change in cash and cash equivalents	2,403,717	9,330,912	1,352,698

Cash and cash equivalents, beginning of the year	521,855	400,613	58,077
Cash and cash equivalents, end of the year	2,925,572	9,731,525	1,410,775

Supplemental disclosure of non-cash information
Obtaining right-of-use assets in exchange for operating lease liabilities	654,518	-	-

Supplemental disclosure of cash information
Interest paid	598,425	1,063,177	154,128

The accompanying notes are an integral part of these unaudited consolidated financial statements.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization and principal activities

iPower Wireless Technology Inc. (“Company”) was incorporated in the Cayman Islands with limited liability under the Companies Act on February 11, 2026. The Company, through its subsidiaries (collectively referred to as the “Group”), is principally engaged in the design, development, and sales of charging products, particularly wireless charging products, based in the People’s Republic of China (the “PRC” or “China”).

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2024 and 2025. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended September 30, 2025. The results of operations for the six months ended March 31, 2026 are not necessarily indicative of the results for the full year.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)	Liquidity

The Group expects sufficient cash to meet its needs for the next 12 months from the financial statements' issuance date. Although the Group generated negative operating cash flow for both the six months ended March 31, 2025 and 2026 the Group ended up with positive working capital as of March 31, 2026. The negative operating cash flow for the six months ended March 31, 2026, was mainly due to prepayments made to a related party for inventory purchases. These purchases primarily consisted of electronic components utilized in the assembly of EV charging stations and related equipment.

The Group’s unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The unaudited consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

(c)	Convenience translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”). The unaudited consolidated financial statements are presented in RMB, which is the Group’s functional and presentational currency. Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB6.8980 representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any particular rate.

(d)	Deferred offering cost

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)	Revenue Recognition

The Group’s revenue is primarily from the provision of (i) Sales of charging products, and (ii) Others. The Group recognizes revenue from the sale of wireless charging hardware products to business customers, which comprise a single performance obligation. The Group acts as principal and records revenue on a gross basis. Revenue is recognized at a point in time upon delivery and completion of joint acceptance, when control of the products transfers to the customer. Others primarily comprise income from custom software development services. The Group acts as agent and records revenue on a net basis. The Group recognizes revenue over time using the cost-to-cost input method, as the customized software has no alternative use and an enforceable right to payment exists for work performed to date. A summary of the Group’s gross revenue disaggregated by primary major service lines and timing of revenue recognition for the six months ended March 31, 2025 and 2026, respectively, was as follows:

	For the six months ended March 31,
	2025	2026
	RMB	RMB	US$
Major service lines
Sales of charging products	76,461,903	102,984,274	14,929,585
Others	-	110,378	16,001
Total	76,461,903	103,094,652	14,945,586

Timing of revenue recognition
Point in time	76,461,903	102,984,274	14,929,585
Overtime	-	110,378	16,001
Total	76,461,903	103,094,652	14,945586

Contract balances

Other than accounts receivable, no contract assets were recorded on unaudited consolidated balance sheets as of September 30, 2025 and March 31, 2026, respectively.

The Group’s advances from customers amounted to RMB30,864 and RMB30,864 (US$4,474) as of September 30, 2025 and March 31, 2026, respectively. During the six months ended March 31, 2025 and 2026, the Group recognized RMB283,864 and nil revenue that was included in contract liabilities balance at September 30, 2024 and 2025, respectively.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)	Government subsidies

Government subsidies are recognized where there is reasonable assurance that the Group will comply with all attached conditions and the subsidies will be received. Cash subsidies that relate to operating activities for compensating costs or expenses already incurred is recognized as other income in the Group’s consolidated statements of income and comprehensive income when received. Cash subsidies that relate to operating activities for compensating future related costs or expenses are initially recognized in deferred income and recognized as other income in the period when the costs or expenses are incurred. Government subsidies were RMB679,000 and nil for the six months ended March 31, 2025 and 2026, respectively.

(g)	Income Taxes

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for unaudited consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions as of March 31, 2026.

Guidance is also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income taxes disclosure. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended March 31, 2025 and 2026. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(h)	Segment reporting

Our Chief Executive Officer (CEO) has been identified as the Chief Operating Decision Maker (CODM). The CODM reviews the financial performance, allocates resources, and assesses operating results of the Company on a consolidated basis, and therefore, the Company operates as a single operating and reportable segment. Segment operating income is defined as consolidated revenue less cost of revenue, operating expenses, and selling, general and administrative expenses.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS.

Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2026, there was no impact on dilution.

(j)	Recently Issued Accounting Pronouncements

The Group expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. The Company adopted the new standard beginning October 1, 2025 on a prospective basis. The adoption of ASU 2023-09 does not affect the recognition, measurement or presentation of any financial statement line items, but only requires enhanced disclosures including disaggregated effective tax rate reconciliation and jurisdictional breakdown of income taxes paid, with no restatement of 2024 comparative information required.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of September 30,
	2025	As of March 31, 2026
	RMB	RMB	US$
Accounts receivable	11,473,760	8,053,430	1,167,502
Less: allowance for expected credit loss	-	-	-
Total	11,473,760	8,053,430	1,167,502

No allowance was recognized for expected credit losses for accounts receivable for the six months ended March 31, 2025 and 2026, respectively. No allowance for expected credit loss was written off for the six months ended March 31, 2025 and 2026, respectively.

Up to April 30, 2026, all the balances had been collected from its customers.

NOTE 4 — OPERATING LEASE

Effective October 1, 2023, the Group adopted ASC 842. At the inception of a contract, the Group determines if the arrangement was, or contained, a lease. The leases of the Group mainly consisted of office leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of September 30,
	2025	As of March 31, 2026
	RMB	RMB	US$

Operating lease right-of-use assets, net	497,242	390,065	56,548

Operating lease liabilities – current	216,216	219,973	31,889
Operating lease liabilities – non-current	286,229	185,700	26,921
Total operating lease liabilities	502,445	405,673	58,810

Weighted average discount rate	3.45%	3.45%	3.45%
Weighted average remaining lease term	2.25	1.75	1.75

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — OPERATING LEASE (cont.)

A summary of lease cost recognized in the Group’s unaudited consolidated statements of operations was as follows:

	For the Six months Ended March 31,
	2025	2026
	RMB	RMB	US$
Operating leases cost excluding short-term lease cost	105,850	114,462	16,594

Cash paid for operating leases excluding short-term lease	120,736	154,900	22,456
Right-of-use assets obtained in exchange for lease liabilities	654,518	-	-

The following is a schedule of future minimum payments under the Group’s operating leases as of March 31, 2026:

	Operating leases
	RMB	US$
For the Remaining six months ended September 30, 2026 and then 12 months ended September 30, 2027 and 2028,
2026	124,868	18,102
2027	228,925	33,187
2028	62,434	9,051
Total lease payments	416,227	60,340
Less: imputed interest	(10,554)	(1,530)
Total operating lease liabilities, net of interest	405,673	58,810

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — BANK LOANS

The borrowings of the Group represent amounts due to various banks normally maturing within one year. The principal of the borrowing is due at maturity. Accrued interest is due monthly. The bank loans are for working capital and capital expenditure purposes. The balance of bank loans consisted of the following:

	As of September 30,
	2025	As of March 31, 2026
	RMB	RMB	US$
Short-term bank loans
Bank of Beijing Co., Ltd.	10,000,000	10,000,000	1,449,696
Industrial Bank Co., Ltd. (a)	7,000,000	7,000,000	1,014,787
Bank of China Limited (b)	10,000,000	9,980,200	1,446,825
Shanghai Pudong Development Bank (c)	-	7,000,000	1,014,787
Postal Savings Bank of China Co. Ltd.	4,208,000	4,208,000	610,032
China Everbright Bank	4,950,000	4,950,000	717,599
Industrial and Commercial Bank of China (d)	5,000,000	5,000,000	724,848
Bank of Communications	7,200,000	7,200,000	1,043,781
China Construction Bank	4,200,000	610,000	88,431
China Guangfa Bank (e)	-	3,000,000	434,909
Bank of Wenzhou (f)	-	7,500,000	1,087,272
Bank of Jiangsu Co., Ltd. (g)	4,000,000	3,000,000	434,909
Agricultural Bank of China (h)	-	9,500,000	1,377,210
Total	56,558,000	78,948,200	11,445,086

(a)	On November 12, 2025, the Group obtained a loan from Industrial Bank Co., Ltd. Shanghai Branch in the principal amount of RMB 7,000,000 at an interest rate of 2.50% per annum, due on November 11, 2026.

(b)	On March 20, 2026, the Group obtained a loan from Bank of China Limited in the principal amount of RMB 3,000,000 at an interest rate of 2.60% per annum, due on March 20, 2027.

(c)	On December 8, 2025, the Group obtained a loan from Shanghai Pudong Development Bank in the principal amount of RMB 5,000,000 at an interest rate of 3.00% per annum, due on December 7, 2026.

On January 19, 2026, the Group obtained a loan from Shanghai Pudong Development Bank in the principal amount of RMB 2,000,000 at an interest rate of 3.00% per annum, due on Januray 18, 2027.

(d)	On March 26, 2026, the Group obtained a loan from Industrial and Commercial Bank of China in the principal amount of RMB 5,000,000 at an interest rate of 3.11% per annum, due on March 24, 2027.

(e)	On December 19, 2025, the Group obtained a loan from China Guangfa Bank in the principal amount of RMB 3,000,000 at an interest rate of 3.00% per annum, due on December 19, 2026.

(f)	On December 9, 2025, the Group obtained a loan from Bank of Wenzhou in the principal amount of RMB 7,500,000 at an interest rate of 4.60% per annum, due on Novemeber 16, 2026.

(g)	On March 24, 2026, the Group obtained a loan from Bank of Jiangsu Co., Ltd. in the principal amount of RMB 3,000,000 at an interest rate of 3.10% per annum, due on March 23, 2027.

(h)	On March 28, 2026, the Group obtained a loan from Agricultural Bank of China in the principal amount of RMB 9,500,000 at an interest rate of 2.55% per annum, due on March 27, 2027.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TAXATION

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly, is exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

British Virgin Islands

The subsidiary established in the British Virgin Islands is not subject to income or capital gains tax under the current laws of the British Virgin Islands. In addition, upon payments of dividends by single company to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by the Hong Kong Government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for any period presented, as it did not have assessable profit during the periods presented.

PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax ("EIT") Law, which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

The Company's PRC subsidiary, WIPO Shanghai, is incorporated in the PRC and subject to income tax in accordance with the EIT Law. As the subsidiary has been recognized as a "High and New Technology Enterprise" ("HNTE"), it is entitled to a preferential EIT rate of 15% for the six months ended March 31, 2025 and 2026. The period during which the HNTE status exists is from December 12, 2023 to December 12, 2026.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TAXATION (cont.)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the six months ended March 31, 2025 in accordance with the guidance prior to the adoption of ASU 2023-09:

For the six months Ended March 31 2025
RMB
Profit before income tax expense	4,878,392
PRC income taxes statutory rate	25%
Computed income tax expense with PRC statutory income tax rate	1,219,598
Additional deduction of qualified R&D expenditures	(72,447)
Effect of preferential tax rate	(487,839)
Income tax expense	659,312

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2,  Significant Accounting Policies, the reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the six months ended March 31, 2026 was as follows:

	For the six months Ended March 31 2026
	RMB	Percent
Statutory income tax rate	1,754,763	25.00%
Additional deduction of qualified R&D expenditures	(195,028)	(2.78)%
Effect of preferential tax rate	(701,905)	(10.00)%
Effective income tax rate	857,830	12.22%

As of September 30, 2025 and March 31, 2026, the significant components of the deferred tax assets and liabilities were summarized below:

	As of September 30,
	2025	As of March 31, 2026
	RMB	RMB	US$
Deferred tax assets:
Net operating loss carried forward	3,712,111	2,851,940	413,444
Lease liability	7,293	60,851	8,822
Total deferred tax assets	3,719,404	2,912,791	422,266
Less: valuation allowance	-	-	-
Total deferred tax assets, net of valuation allowance	3,719,404	2,912,791	422,266

Deferred tax liabilities:
Right-of-use assets	(7,293)	(58,510)	(8,482)
Total deferred tax liabilities	(7,293)	(58,510)	(8,482)
Total deferred tax assets, net of deferred tax liabilities	3,712,111	2,854,281	413,784

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings. According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than ten years. As of September 30, 2025 and March 31, 2026, net operating loss carryforwards of subsidiaries incorporated in PRC amounted to RMB 29,908,758 and RMB 24,747,405 (US$ 3,587,620), respectively.

Taxable profits for the six months ended March 31, 2025 and 2026 were generated exclusively by the Company’s PRC subsidiary, for which sufficient unused prior-year tax loss carryforwards are available to fully offset its current taxable income. All other Group subsidiaries operating in jurisdictions outside the PRC recorded no taxable earnings and incurred no income tax liabilities in both comparative interim periods. Accordingly, the Group made no cash disbursements for income taxes in either six-month reporting period.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TAXATION (cont.)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The valuation allowance is considered on an individual entity basis. As of September 30, 2025 and March 31, 2026, based upon the projections for future taxable income over the periods in which the deferred tax assets are recoverable, the Group believes that it is more-likely-than-not that all the subsidiaries will be able to generate sufficient taxable income in the near future to realize the deferred tax assets carried forwards. Accordingly, as of September 30, 2025 and March 31, 2026, no valuation allowance had been established.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and March 31, 2026, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended March 31, 2025 and 2026, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. As of March 31, 2026, the tax years ended September 30, 2026 through 2030 for the Group’s PRC subsidiaries remain subject to statutory examination by PRC tax authorities.

NOTE 7 — RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Names and relationship of related parties:

Name of related parties	Relationship with the Group
Yuejin Liu	The founder of the Group, the controlling shareholder and Chief Executive Officer
Jiaozuo Wipo New Energy Technology Co., Ltd.	An entity under common ultimate control by Yuejin Liu
Jiaozuo Weisa Technology Co., Ltd.	An entity under common ultimate control by Yuejin Liu
Shanghai Weichong New Energy Technology Co., Ltd.	An entity under common ultimate control by Yuejin Liu

Summary of due from related parties:

	As of September 30,
	2025	As of March 31, 2026
	RMB	RMB	US$
Amounts due from related parties:
Yuejin Liu(1)	487,768	487,768	70,712
Shanghai Weichong New Energy Technology Co., Ltd. (2)	5,630,000	5,630,000	816,178
Total	6,117,768	6,117,768	886,890

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Summary of prepayments to a related party:

	As of September 30,
	2025	As of March 31, 2026
	RMB	RMB	US$
Prepayments to a related party
Jiaozuo Wipo New Energy Technology Co., Ltd.(3)	44,398,180	71,537,801	10,370,803
Total	44,398,180	71,537,801	10,370,803

Summary of accounts receivable from a related party:

	As of September 30,
	2025	As of March 31, 2025
	RMB	RMB	US$
Accounts receivable from a related party
Jiaozuo Weisa Technology Co., Ltd.(4)	1,000,000	1,000,000	144,970
Total	1,000,000	1,000,000	144,970

Summary of Related Party Transactions:

A summary of trade transactions with related parties for the six months ended March 31, 2025 and 2026 were listed below:

	For the six months ended March 31,
	2025	2026
	RMB	RMB	US$
Purchase from
Jiaozuo Wipo New Energy Technology Co.,Ltd.(3)	69,913,938	77,201,204	11,191,824

Guaranteed by
Yuejin Liu(5)	19,000,000	59,430,200	8,615,570
Shanghai Weichong New Energy Technology Co., Ltd. (5)	-	7,500,000	1,087,272

(1)	The amounts result from the arrangements with Mr. Liu for temporary advances. These transactions are unsecured, interest free without fixed maturity date and being due on demand. The Company is in active communication with the related party and expects to fully collect the outstanding balance prior to the consummation of the Company’s initial public offering.

(2)	Represents the disposal consideration receivable arising from the transfer of Jiaozuo Wipo New Energy Technology Co., Ltd. in August 2025 (Note 2(b)). The receivable is unsecured, non-interest bearing, has no stated maturity date, and is not evidenced by a formal promissory note. On May 19, 2026, RMB 5,000,000 of the receivable was collected in cash. The remaining balance of RMB 630,000 is expected to be collected within September 2026. Both collections are expected to occur prior to the issuance of the financial statements included in the publicly filed registration statement.

(3)	The services purchased from a related party primarily consist of electronic components utilized in the assembly of EV charging stations and related equipment. The balance represents prepayments to the related party for future material purchases. Subsequent to March 31, 2026 and as of May 31, 2026, an amount of RMB33,717,900(US$4,888,069) out of the aforesaid prepayments has been fully settled upon completion of the underlying purchase transactions.

(4)	The revenue from Jiaozuo Weisa Technology Co., Ltd represents the provision of Functional IP and related services. The ending balance represents unpaid accounts receivable from this customer, which will be fully settled prior to the consummation of the Company’s initial public offering.

(5)	The Company's bank loans are principally secured by personnel guarantees, Yuejin Liu, no guarantee fees are payable for the security provided by the controlling shareholder. In addition, one bank loan obtained during the six months ended March 31, 2026 was guaranteed by Shanghai Weichong New Energy Technology Co., Ltd., a related party.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — CONCENTRATION AND RISK

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on cash deposits and short-term bank loans, and the risk due to changes in interest rates is not material. The Group has not used any derivative financial instruments to manage the interest risk exposure.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable, prepayments, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash is held with financial institutions that the Group’s management believes to be of high credit quality. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable, note receivables, and other receivables. Based on the Group’s historical experiences in collection of accounts receivable and other receivables, the Group considers the credit risk of these receivables to be low. Management conducts regular assessments on expected credit losses arising from non-performance by these counterparties. The Group evaluates its historical experience, the age of the accounts receivable and other receivables balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers to determine the need for an allowance for doubtful accounts.

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for expected credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — CONCENTRATION AND RISK (cont.)

Concentration of customers and suppliers

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended March 31, 2025 and 2026:

	For the six months ended March 31,
	2025	2026
Customer A	70%	61%
Customer B	30%	30%

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of September 30,	As of March 31,
	2025	2026
Customer A	100%	50%
Customer C	*	50%

*	Represented percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchases:

	For the six months ended March 31,
	2025	2026
Supplier A (Related party)	98%	80%
Supplier B	*	12%

*	Represented percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total accounts payable:

	As of September 30,	As of March 31,
	2025	2026
Supplier C	78%	*
Supplier D	22%	*
Supplier E	*	100%

As all of the Group’s revenue is derived from within the PRC, no geographical information is presented.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2025 and March 31, 2026, the Group had neither significant financial nor capital commitments.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there was no material ongoing or threatened claim or litigation as of September 30, 2025 and March 31, 2026, and through the issuance date of these unaudited consolidated financial statements. The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. The Group has not entered into any derivative contracts that are indexed to the Company’s shares and classified as shareholder’s equity or that are not reflected in the unaudited consolidated financial statements.

NOTE 10 — RESTRICTED NET ASSETS

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB12,184,785 (US$1,766,423 ) as of March 31, 2026. Except as disclosed above or elsewhere in the unaudited consolidated financial statements, there are no other restrictions on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on February 11, 2026, with 500,000,000 ordinary shares authorized, US$0.0001 par value. Upon the completion of the Reorganization, the Company has issued 15,000,000 ordinary shares to the shareholders.

To ensure that the comparative financial information presented is meaningful, the Company’s ordinary share has been presented on a retroactive basis in the unaudited consolidated financial statements.

iPower Wireless Technology Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — EARNINGS PER SHARE

Basic and diluted net earnings per share for the six months ended March 31, 2025 and 2026 were calculated as follows:

	For the six months ended March 31,
	2025	2026
	RMB	RMB	US$
Net income	4,219,080	6,161,223	893,190
Net income attributable to non-controlling interest	1,772,014	2,587,714	375,140
Net income attributable to ordinary shareholders	2,447,066	3,573,509	518,050

Denominator:

	As of March 31,
	2025	2026
	RMB	RMB	US$
Weighted average number of shares outstanding—basic*	15,000,000	15,000,000	15,000,000
Weighted average number of shares outstanding—diluted*	15,000,000	15,000,000	15,000,000
Earnings per share—basic	0.16	0.24	0.03
Earnings per share—diluted	0.16	0.24	0.03

*	The share amounts are presented on a retroactive basis.

NOTE 13 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 9, 2026, the date these unaudited consolidated financial statements were available to be issued.

Reorganization

In June 2026, the Company completed a corporate reorganization (the “Reorganization”) in preparation for its proposed initial public offering on the Nasdaq Stock Market. The Reorganization established the following offshore holding structure, from top to bottom: a top-tier BVI holding company → iPOWER Wireless Technology Inc. (the “Company”, incorporated in the Cayman Islands) → an intermediate BVI entity → iPOWER HK (incorporated in Hong Kong) → a wholly foreign-owned enterprise in the People’s Republic of China (the “PRC WFOE”).

The PRC WFOE subsequently made a capital contribution of RMB 37,280,000 to WIPO (Shanghai) New Energy Technology Co., Ltd. (“WIPO”), in exchange for a 58% equity interest. The remaining 42% equity interest continues to be held directly by the Company’s ultimate controlling shareholders, Mr. Liu Yuejin and his concert parties, in their personal capacities.

The Reorganization constitutes a transaction between entities under common control in accordance with ASC 805-50, Business Combinations: Related Party Matters. The ultimate controlling shareholders have maintained continuous and consistent control over all relevant entities before and after the Reorganization. Accordingly, the accompanying unaudited consolidated financial statements have been prepared on a retrospective basis, as if the Reorganization had been consummated as of October 1, 2023, the beginning of the earliest period presented. All assets and liabilities are stated at their historical carrying amounts, and the 42% equity interest retained by the ultimate controlling shareholders is presented as noncontrolling interest in the consolidated financial statements from October 1, 2023.

Merger with and into VCAB Nine Corporation

On July 7, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VCAB Nine Corporation (“VCAB”), a Texas corporation, and iPower Wireless Technology USA Inc. (“Merger Sub”), a wholly-owned Texas subsidiary of the Company. Pursuant to the Merger Agreement, and upon the filing and effectiveness of the applicable Certificate of Merger with the Office of the Secretary of State of Texas on July 7, 2026, the merger of VCAB with and into Merger Sub was consummated, with Merger Sub continuing as the surviving entity.

At the time of the merger, VCAB was subject to a confirmed Plan of Bankruptcy (the “Plan”) and had no assets, no outstanding liabilities and no equity owners. VCAB had approximately 600 holders of allowed unsecured claims and one holder of allowed administrative expenses (collectively, the “Claim Holders”). In line with the confirmed bankruptcy plan, the Company issued an aggregate of 735,112 ordinary shares (the “Merger Shares”) to the Claim Holders in full settlement of their respective claims. The share issuance was completed in reliance on the exemption under Section 1145 of the U.S. Bankruptcy Code.

Upon closing of the merger, VCAB ceased its separate corporate existence and was dissolved. The transaction was completed primarily to expand the Company’s shareholder base and, among other things, support the Company’s efforts to satisfy the listing standards of a national securities exchange.

Issuance of Ordinary Shares Subsequent to the Balance Sheet Date

In June 2026, the Company issued an aggregate of 5,268,079 Class A ordinary shares with a par value of US$0.0001 per share to non-affiliated third parties for total cash consideration of approximately US$1.14 million. As of the filing date of this report, the Company had not yet received the subscription proceeds. The issuance represents a non-recognized subsequent event, and no adjustments have been made to the financial statements.

The Group has concluded that no other subsequent events have occurred that would require recognition in the unaudited consolidated financial statements or disclosure in these notes.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant*
4.1	Form of Indemnification Agreement*
4.2	Form of Employment Agreement*
4.3	Agreement and Plan of Merger, dated July 7, 2026, by and among the Registrant, iPower Wireless Technology USA Inc. and VCAB Nine Corporation*
4.4	i.	Agency Sales Agreement, dated January 2, 2024, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Zhejiang Wangshu International Trade Co., Ltd (English Translation Copy)*
	ii.	Sales Contract, dated December 30, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Zhejiang Wangshu International Trade Co., Ltd (English Translation Copy) *†
4.5	Sales Contract, dated January 1, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Shanghai Changting Information Technology Co., Ltd (English Translation Copy)*†
4.6	i.	Supply Contract, dated March 6, 2026, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	ii.	Supply Contract, dated January 13, 2026, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	iii.	Supply Contract, dated January 6, 2026, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	iv.	Supply Contract, dated December 17, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	v.	Supply Contract, dated November 25, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	vi.	Supply Contract, dated October 14, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	vii.	Supply Contract, dated September 22, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	viii.	Supply Contract, dated August 13, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	ix.	Supply Contract, dated July 23, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	x.	Supply Contract, dated June 19, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	xi.	Supply Contract, dated May 20, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	xii.	Supply Contract, dated March 28, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	xiii.	Supply Contract, dated March 19, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	xiv.	Supply Contract, dated February 19, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	xv.	Supply Contract, dated December 18, 2024, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	xvi.	Supply Contract, dated November 25, 2024, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	xvii.	Supply Contract, dated October 28, 2024, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	xviii.	Supply Contract, dated September 26, 2024, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
	xix.	Supply Contract, dated August 13, 2024, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Wipo New Energy Technology Co., Ltd (English Translation Copy)*†
4.7	i.	Agency Sales Agreement, dated January 2, 2024, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Zhoushan Wubang Energy Chemical Co., Ltd (English Translation Copy) *
	ii.	Purchase and Sale Contract, dated June 13, 2026, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Zhoushan Wubang Energy Chemical Co., Ltd (English Translation Copy) *†
4.8	Patent License Agreement dated December 1, 2023 by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Jiaozuo Weisa Technology Co., Ltd (English Translation Copy)*†
4.9	i.	Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Bank of Beijing Co., Ltd. Shanghai Branch in the principal amount of RMB 10,000,000, loan disbursement date is May 31, 2024 (English Translation Copy)*†
	ii.	Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Bank of Beijing Co., Ltd. Shanghai Branch in the principal amount of RMB 10,000,000, loan disbursement date is May 28, 2025 (English Translation Copy)*†
	iii.	Working Capital Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Industrial Bank Co., Ltd. Shanghai Branch in the principal amount of RMB 3,000,000, loan disbursement date is December 20, 2023 (English Translation Copy)*†
	iv.	Working Capital Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Industrial Bank Co., Ltd. Shanghai Central Sub-branch in the principal amount of RMB 7,000,000, loan disbursement date is December 13, 2024 (English Translation Copy)*†

v.	Working Capital Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Bank of China Limited in the principal amount of RMB 3,000,000, loan disbursement date is February 27, 2024 (English Translation Copy)*†
vi.	Working Capital Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Bank of China Limited in the principal amount of RMB 3,000,000, loan disbursement date is March 21, 2025 (English Translation Copy)*†
vii.	Working Capital Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Bank of China Limited in the principal amount of RMB 7,000,000, loan disbursement date is June 18, 2025 (English Translation Copy)*†
viii.	Working Capital Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Bank of Jiangsu Co., Ltd. in the principal amount of RMB 3,000,000, loan disbursement date is March 12, 2024 (English Translation Copy)*†
ix.	Working Capital Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Bank of Jiangsu Co., Ltd. in the principal amount of RMB 4,000,000, loan disbursement date is March 12, 2025 (English Translation Copy*†
x.	Small Business Credit Line Loan Contract by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Postal Savings Bank of China Co., Ltd. in the principal amount of RMB 4,208,000, loan disbursement date is July 23, 2024 (English Translation Copy)*†
xi.	Comprehensive Credit Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and China Everbright Bank in the principal amount of RMB 4,950,000, loan disbursement date is March 14, 2026. (English Translation Copy)*†
xii.	Small Business Loan Contract by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Industrial and Commercial Bank of China in the principal amount of RMB 5,000,000, loan disbursement date is March 28, 2025 (English Translation Copy)*†
xiii.	Working Capital Loan Contract by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Bank of Communications in the principal amount of RMB 7,200,000, loan disbursement date is July 22, 2025 (English Translation Copy)*†
xiv.	Working Capital Loan Contract, dated May 23, 2023, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and China Construction Bank in the amount of RMB 5,000,000 (English Translation Copy)*†
xv.	Working Capital Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Industrial Bank Co., Ltd. Shanghai Branch in the amount of RMB 7,000,000, loan disbursement date is November 12, 2025 (English Translation Copy)*†
xvi.	Working Capital Loan Agreement by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Bank of China Limited in the principal amount of RMB 3,000,000, loan disbursement date is March 20, 2026 (English Translation Copy)*†
xvii.	Working Capital Loan Contract, dated December 8, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Shanghai Pudong Development Bank in the amount of RMB 5,000,000 (English Translation Copy)*†
xviii.	Working Capital Loan Contract by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Shanghai Pudong Development Bank in the amount of RMB 2,000,000, loan disbursement date is January 19, 2026 (English Translation Copy)*†
xix.	Business Quick Loan Agreement, dated March 26, 2026, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Industrial and Commercial Bank of China Shanghai Branch Minhang Sub-branch in the amount of RMB 5,000,000 (English Translation Copy) *
xx.	Maximum Amount Guarantee Contract by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Guangfa Bank Co., Ltd. Shanghai Branch in the amount of RMB 3,000,000, loan disbursement date is December 19, 2026 (English Translation Copy)*†
xxi.	Loan Contract by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Wenzhou Bank in the amount of RMB 7,500,000, loan disbursement date is December 9, 2025 (English Translation Copy)*†
xxii.	Working Capital Loan Agreement, dated March 24, 2026, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Bank of Jiangsu Co., Ltd in the amount of RMB 3,000,000 (English Translation Copy)*†
xxiii.	Working Capital Loan Contract, dated March 24, 2026, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Agricultural Bank of China in the amount of RMB 10,000,000 (English Translation Copy)*†
xxiv.	Working Capital Loan Contract, dated June 9, 2026, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Shanghai Huarui Bank in the amount of RMB 6,000,000 (English Translation Copy)*†
4.10	Equity Transfer Agreement of Jiaozuo Wipo New Energy Technology Co., Ltd, dated August 27, 2025, by and between WIPO (Shanghai) New Energy Technology Co., Ltd and Shanghai Weichong New Energy Technology Co., Ltd. (English Translation Copy)*
5.1	Foreign Patents List*
8.1	List of Principal Subsidiaries of Registrant*
14.1	Legal Opinion of Appleby**
14.2	Legal Opinion of AllBright Law Offices (Fuzhou)*
15.1	Consent of Guangdong Prouden CPAs GP, Independent Registered Public Accounting Firm***
15.2	Consent of Appleby, contained in Exhibit 14.1**
15.3	Consent of All Bright Law Offices (Fuzhou), contained in Exhibit 14.2*
15.4	Consent of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.*

*	Previously filed
**	Filed herewith.
***	to be filed
†	Certain identified information of this exhibit has been omitted or redacted because it is both not material and is the type that the registrant treats as private or confidential.

Certain agreements filed as exhibits to this registration statement contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

iPower Wireless Technology Inc.

By:	/s/ Yuejin Liu
Name:	Yuejin Liu
Title:	Director and Chief Executive Officer

Date:	October 13, 2026